Dean Foods Company
2005 Annual Report

Simple Truths

Focusing on
What Matters Most

Dean Foods



About Our Company

We are one of the leading food and beverage companies in the United States.

Our Dairy Group is the largest processor and distributor of fresh milk and other dairy products in the country, sold under more than 50 well-known local and regional brands and a wide array of private labels. Our WhiteWave Foods subsidiary markets and sells a variety of well-known dairy and dairy-related products, such as *Silk*® soymilk, *Horizon Organic*® milk and other dairy products and *International Delight*® coffee creamers. Our *Rachel's Organic*® brand is the largest organic milk brand and second largest organic yogurt brand in the United Kingdom. We also are one of the largest processors and distributors of fluid milk in Spain and Portugal.

Contents

Do What You Do Best	1	Financial Review	16
Letter from the Chairman	2	Controls and Procedures	78
Dean Dairy Group: The Foundation of Our Business	5	Other Shareholder Information	84
WhiteWave Foods: Down to Earth	9	Board of Directors and Officers	Inside Back Cover

We are proud of our 27,000 employees and value the work they do every day to make our company successful. Pictured at right are members of the Dean Foods team: Kelly Kading, Senior Vice President, Operations, Dean Dairy Group; Jule Taylor, General Manager, Milk Supply Operations; Fanny Sheumaker, Vice President, Human Resources Administrative Services; Roderick Boyd, Route Salesman, Purity Dairies, Nashville, Tennessee; Jesus Vega, Machine Operator, Oak Farms Dairy, Dallas, Texas; Tom Murrin, Vice President, Sales, Morningstar Foods; and Mary Williams, General Manager, Mayfield Dairy Farms, and Group Vice President, Mid-South Group, Dean Dairy Group.

#01

Do What You Do Best.

TEN YEARS OF OUTSTANDING PERFORMANCE

At Dean Foods Company, we have always been intently focused on our performance. We're focused on providing our customers and consumers with the highest quality products and service at a great value – and on delivering outstanding returns to our shareholders. In the 10 years since our initial stock offering, we have grown to become one of the leading food and beverage companies in the country and we've delivered a total shareholder return since the IPO in excess of 800 percent. 2005 was another successful year for us. Our Dairy Group and WhiteWave Foods segments both exceeded their operating goals. We also made significant progress in advancing our strategic objectives, including further refining our portfolio of assets through the successful spin-off of our Specialty Foods Group business. We also welcomed new leaders in both the Dairy Group and WhiteWave Foods, and we believe their leadership will help drive our future success.

Today we remain committed to the values and strengths that have brought us this far. Through focused execution we will continue to strive to deliver outstanding value to all of our constituents, including our customers, our consumers, our employees, our suppliers, our communities and our shareholders.


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Keeping It Simple...



Dear Fellow Shareholders,

2005 was a year of great success at Dean Foods Company. Our Dairy Group and WhiteWave Foods units both turned in outstanding performances despite a difficult operating environment. We also made substantial progress during the year in our continuing efforts to focus our portfolio and maximize profitability. As we look to 2006 and beyond, we believe we are well positioned for continued growth and success.

Continued Focus on Operations

Despite major hurricanes that negatively affected our sales and production capabilities in two important markets, significantly disrupted our supply chain and contributed to record-high oil prices, our Dairy Group finished the year with operating income up 7.3 percent. Dairy Group fluid milk volumes were up 2.5 percent for the year, compared to USDA data showing flat overall consumption. Over the past three years, the Dairy Group has consistently increased market share, as we have leveraged our size to be the lowest cost, highest value dairy case supplier. Our Dairy Group has an excellent track record of focused execution, and I am proud of their performance.

WhiteWave Foods also continued its record of strong operating performance in 2005. Sales were up 13 percent for the year, and operating income increased by 32 percent. Our largest, most promising brands saw particularly robust sales growth, with *Silk®* sales up 20 percent and *Horizon Organic®* milk sales up 44 percent over 2004.

During 2005, we made good progress in the integration and consolidation of the three legacy WhiteWave companies. We now have one leadership team and an integrated sales force, which allows us to simplify and improve our customers' purchasing experiences. We also transferred production responsibility for many of WhiteWave's products from the Dairy Group to WhiteWave during 2005. WhiteWave is now producing its products in dedicated, long-run facilities and we are beginning to realize significant production efficiencies as a result. We expect those benefits to become increasingly evident in WhiteWave's operating results in the latter part of 2006. In 2005 we began the process of streamlining WhiteWave's product portfolio. We eliminated a significant number of SKUs from our product line-up in order to focus on our greatest opportunities and improve efficiency in our supply chain in production and distribution. Although this reduction will dampen sales growth in the near term, we believe it will lead to higher growth and greater profits over time.

Overall, we finished 2005 significantly ahead of our goals. I am very pleased with the direction and momentum of our Dairy Group and WhiteWave businesses.

Leadership for Tomorrow

In October of 2005, we were pleased to welcome Joe Scalzo as President of WhiteWave Foods. With over 20 years of experience at major consumer product and beverage companies, most recently as Group President, Personal Care and Global Value Chain for The Gillette Company, Joe is a seasoned professional. He is a superb marketer with strong global supply chain expertise. I am confident that Joe brings the skills required to lead WhiteWave to the realization of its full potential.

At the end of 2005, Pete Schenkel retired as President of our Dairy Group. He will serve as Vice Chairman of our Board of Directors until the end of 2007, and take an active role to ensure a smooth leadership transition at the Dairy Group. I am deeply grateful to Pete for his many contributions to Dean Foods Company over the past six years. With more than 50 years of dairy industry experience, he led with unmatched expertise. We look forward to his continued presence on our Board of Directors and the integral role he will continue to play in our organization.

Pete was succeeded by Alan Bernon, formerly Chief Operating Officer of the Northeast region of our Dairy Group. Alan assumes his new role with 30 years of

Forbes.com Platinum 400 2006 Best Big Companies IN AMERICA

Forbes Platinum 400

Dean Foods Company was named to *Forbes Magazine's* 2006 Platinum 400 list of the best managed large companies in the country. The companies are selected for the list on the basis of financial performance against their peers over the last five years and latest 12 months.

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dairy industry experience and a long track record of successful leadership. He is highly respected within our company and in the dairy industry as a whole, and we are pleased to have him at the helm. I am confident that Alan is the right person to build on the Dairy Group's history of success and to enable us to continue our leadership of the industry.

A Refined Portfolio of Assets

In June of 2005, we successfully completed the tax-free spin-off of our Specialty Foods Group business, now known as TreeHouse Foods. The transaction contributed significantly to the growth in our market capitalization in 2005, with our combined market capitalization increasing over $1.1 billion, or 22 percent, from the time we announced the transaction in January until the completion of the transaction in late June. In August of 2005, we sold our *Marie's*® dressings and *Dean's*® dips businesses. Both of these transactions were important steps toward our goal of refining our portfolio of assets to focus on our biggest and best opportunities.

Focus on Shareholder Value

In an effort to maximize shareholder returns, we spent approximately $700 million during 2005 to repurchase almost 19 million shares of our common stock.

Looking Ahead

I continue to be enthusiastic about our prospects at Dean Foods, as we have many opportunities to create significant incremental value for our shareholders.

In our Dairy Group, we will focus on maintaining and growing our market share by providing customers with the highest level of service, quality and value. In this regard, we have launched a new, multi-year project designed to extend our competitive advantage by further reducing our cost structure. In the initial phase of this project, we will take steps to better leverage our scale across our administrative and purchasing functions. We will reinvest a portion of those savings to innovate and grow. We expect these projects to have a meaningful positive impact on the Dairy Group's profitability over time.

At WhiteWave Foods, we are continuing to build a world-class branded foods company. We have leading brands, such as *Silk* and *Horizon Organic*, in categories that are on-trend and growing. We are investing in our brands and innovating behind them to maximize their value. In 2006, we will continue to streamline our product portfolio and our supply chain in order to maximize our efficiency and our profitability. We are beginning to implement SAP as our enterprise system at WhiteWave. Once complete, we believe the system will provide us with the data we need to most effectively manage our supply chain and business processes and enable us to react more quickly to changing marketplace dynamics.

Finally, as always, we will continue to look for other ways to increase shareholder value, carefully analyzing our businesses to ensure that we are always taking advantage of our greatest opportunities.

Thank you for your continued support.

Gregg L. Engles
Chairman of the Board and
Chief Executive Officer

Our People Made Us the No. 1 Dairy Company in America.

From our filler operators to our salespeople to our front-office teams, each of our employees plays an integral role in the success of our company. Today we are privileged to have over 1,200 employees who have served our company or one of our dairies for more than 25 years. Our team members define loyalty and commitment on a daily basis. Our strength is in our people, and we are proud to be 27,000-strong. Pictured here is Carvin Russell, Route Salesman for Mayfield Dairy Farms in Chattanooga, Tennessee.


Mayfield
Select Ice Cream
ARAMEL COYOTE
ARTIFICIAL FLAVOR ADDED

Dean Dairy Group: The Foundation of Our Business

Dean FOODS

Our Dairy Group operates 97 manufacturing facilities in 34 states and employs over 25,000 dedicated people. We use 6,500 direct-store-delivery routes to serve 150,000 locations, from large retailers to small-town grocers, from your favorite restaurant to your local hospital. We are the nation's largest dairy processor, and we are going and growing strong.

Our Dairy Group is the foundation of our business. With a full line of dairy products offered under dozens of strong regional brands and private labels, the Dairy Group generated approximately 85 percent of our net sales in 2005. In 2005, the Dairy Group continued to perform well even under challenging circumstances. Despite record high energy, fuel and packaging costs, our Dairy Group delivered solid results, growing volumes, gaining market share and reducing costs. We strengthened our leadership position in the industry by outpacing flat to declining nationwide milk consumption with more than a 2 percent volume increase.

Enhancing Consistent Performance

Dean Dairy Group excels in operations – producing high quality products at a low cost and distributing them to customers of all shapes and sizes across the country. Our national footprint of processing facilities and extensive distribution network benefit our largest customers with national strategies, as we can offer them superior responsiveness and simplified pricing and distribution. At the same time, we have the ability and flexibility to act locally to provide outstanding service and value to our smaller customers.

Effective January 1, 2006, Alan Bernon, who has served as Chief Operating Officer of the Dairy Group's Northeast Region and as a member of our Board of Directors for nearly 10 years, became President of our Dairy Group. Alan and his management team are committed to continuing – and improving – the Dairy Group's legacy of operational success and excellence in customer service. This year we have begun several projects intended to extend our competitive advantage. One of these initiatives is the standardization of our information technology systems. We also have a project underway to better leverage our scale

Dean's SINCE 1925

A Brand Near You

Our Dairy Group produces more than 50 brands of dairy products that have nourished families nationwide for generations. With dozens of private label brands as well, our dairy products are sure to be in a dairy case near you.



Alan Bernon

In late 2005, Pete Schenkel retired as President of our Dairy Group after 50 years of service. He now serves as Vice Chairman of our Board of Directors. Mr. Schenkel was succeeded by Alan Bernon, who has more than 30 years experience in the dairy industry and nearly 10 as an officer of Dean Dairy Group. He is uniquely qualified to bring new leadership and new opportunities to this important segment of our company.

Mayfield Dairy Farms® Oak Farms GARELICK Farms PET®

across our purchasing and administrative functions. We expect these initiatives and investments to strengthen our Dairy Group's performance in the long-run.

Quality Products, Quality Nutrition

Dean Dairy Group has been committed to producing high-quality, nutritious products for generations. Today's consumers are more focused on healthy eating than ever before, and we are well positioned to provide the products they want. Our products are inherently wholesome and good for you, and when it comes to our nation's battle with obesity and poor nutrition, we are proud to be part of the solution.



Losses
Recent research and publications including Obesity Research, *the* Journal of Nutrition *and* Journals of the American Medical Association *and* American Dietetic Association *have linked consumption of low-fat dairy products to weight loss.*

More Than Strong Bones

Over the last 10 years, numerous studies have shown various health benefits of including non-fat or low-fat dairy products in the diet. The most obvious is bone health and prevention of osteoporosis, which the U.S. Surgeon General has reported as one of our country's most serious health issues. According to this report, this rise in bone disease is directly linked to the decline in the nutritional quality of many Americans' diets. Among the recommendations was consumption of calcium- and vitamin D-rich foods, including dairy products, specifically.

In addition to bone health, recent research has shown that dairy products also may reduce the risks of colon cancer, heart disease, stroke, obesity and obesity-related health issues including diabetes. Calcium intake also may help lower cholesterol and is a powerful factor in children reaching maximum bone density and avoiding fractures. One study estimated that increasing dairy intake as part of



Gains
The Departments of Agriculture and Health and Human Services announced new Dietary Guidelines for Americans in 2005, recommending an increase to three daily servings of non-fat and low-fat dairy foods. Have you had your three today?



State of the Art
Dean Dairy Group is investing in its operations with state-of-the-art technology. At Dean Foods in Richland Center, Wisconsin, we have enhanced four cultured packaging lines with robotic palletizers that can run at speeds of 275 units per minute. This is one of the first plants in the country to integrate multiple high-speed cultured fillers with robotics, demonstrating our commitment to employing the most modern technology to continually improve our operational efficiency.

#03

Our Dairy Group Supports More Than 11,000 American Farmers.

Robey Farms in Adairville, Kentucky, is one of thousands of dairy farms nationwide that supplies milk to Dean Dairy Group. A fourth generation dairyman, Lee Robey runs the farm with his wife, Denise, and his two oldest sons, Chris and Adam. Lee takes great pride in his work, not only because it has been a part of his family since 1899, but because he knows his milk provides healthy products for thousands of families across the region.



a lower calorie, nutrient-rich diet could lead to a significant reduction in chronic disease risk, reducing treatment costs by more than $200 billion over five years.

New Opportunities

We believe the future is bright for Dean Dairy Group. We intend to continue to leverage our unique and effective processing and distribution network to outperform the competition, and we will continue our obsessive focus on product quality and customer service. We also will be investing in our systems and functional capabilities to improve our operations, lower our costs and ensure we maintain our competitive advantage. This is an exciting time for Dean Dairy Group.

Jim Harvey, pictured below, has been delivering Dean Foods products for 32 years. He works at our Huntley, Illinois, facility and plans to celebrate his retirement in 2006.


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QUICK FACT

Dean Dairy Group runs 6,500 direct-store-delivery routes to serve 150,000 customers in locations nationwide.

Where simple goodness begins®

#04

Great Milk Comes From Great Farmers.

Kroll Farm in Long Prairie, Minnesota, has been home to five generations of dairy farmers and received organic certification in 2003. Hans Kroll says that the better rates paid for organic milk allowed him to bring an additional family member onto the farm payroll, which ultimately helps keep the farm in the family. Hans and his wife Lynn have raised seven children on the farm. Pictured here is daughter Katheryn, age 9.



WhiteWave Foods: Down to Earth.

WhiteWave Foods manufactures a variety of nationally branded soy, dairy and dairy-related products and maintains a proud tradition of social and environmental responsibility. The company is the maker of such well-known brands as *Silk*® soymilk, *Horizon Organic*® dairy products, *LAND O LAKES*® creamers and fluid dairy products and *International Delight*® coffee creamers.

WhiteWave Foods had another successful year in 2005. Sales increased 13 percent compared to 2004, and operating income grew 32 percent. Our stable of national brands continued to perform well.

Growing Organically

Our *Horizon Organic* brand enjoyed extraordinary growth in 2005, with sales up 39 percent over the previous year to $273 million. The organic milk category continues to grow, with overall sales increasing 28 percent in the grocery channel alone. That's good news for *Horizon Organic*, but with demand currently outstripping supply, we are working hard to foster the growth of our organic milk supply to ensure that we can meet demand. We currently purchase 80 percent of our raw organic milk from more than 300 family-owned farms across the country. We are proud to work with these farmers, not only because of the high-quality milk they produce for us, but because of their belief in and commitment to organic farming and to growing organic agriculture and the organic food industries.

Our Producer Relations team at Horizon Organic has been tasked with adding new family farms to our producer network. We are currently working with and supporting nearly 200 family farms that are in the process of transitioning to organic. By helping independent farmers convert to organic production, we hope to ensure our readiness to serve our customers and consumers with organic dairy products and grow our position as category leader.



HORIZON
ORGANIC
Reduced Fa
Milk
Vitamins
CHOCOLATE
Mozzar
String Ch

Good From the Beginning®

In 2005, we introduced a new Horizon Organic *low-fat blended yogurt enriched with* NutraFlora®, *a natural prebiotic that has been shown to significantly increase calcium absorption.* Prebiotics also help naturally fortify the body's defenses by supporting a healthy digestive tract.*

**Ohta, et al.* J. Nutritional Food, *2, 37-43, 1999*



Joe Scalzo

Joe Scalzo joined WhiteWave Foods as its President and Chief Executive Officer in October 2005. Joe brings a wealth of knowledge and experience, as well as a contagious passion, to WhiteWave Foods. We believe his unique combination of skills in marketing, supply chain management and manufacturing will help to drive the success of WhiteWave Foods for years to come.

Hope Abounds

Our Horizon Organic Producer Education (HOPE) program encourages family farmers to convert to organic production and supports them in the process, providing both financial assistance and needed information. Today, we work with 325 organic family farmers and are helping another 179 in the transition process.

You Are What You Eat: Better Foods Make a Better You.



WhiteWave Foods is committed to producing premium products that make your life better. From naturally healthy foods like *Silk*® soymilk and *Horizon Organic*® dairy products, to wholesome *LAND O LAKES*® dairy products, to delicious *International Delight*® creamers, we understand the role that delicious, nutritious foods play in the lives of consumers.



Becky Smeets, Research & Development Manager at WhiteWave Foods.

A Powerful Combination

At Dean Foods, our branded products have become a core part of our portfolio, and an increasingly vital part of our business strategy. From our initial purchase of Morningstar Foods in 1997, to a strategic licensing agreement with Land O'Lakes in 2002, to purchases of White Wave and Horizon Organic in 2002 and 2004, respectively, we have placed a growing focus on producing premium, high growth and profitable branded products.

In 2005, we successfully combined our three formerly separate, branded businesses – White Wave, Horizon Organic and Dean National Brand Group – into one unified company. We already are seeing benefits of the consolidation. We have a talented leadership team in place with the experience and drive to move this business forward as a world-class branded food company.

Narrowing Our Focus

In 2005, we began the process of narrowing our product line to focus on our most promising opportunities – those that offer high growth, high profit potential and fit strategically within our supply

Quick Fact

In 2005, WhiteWave Foods reduced its number of product SKUs by approximately 25 percent, allowing us to better focus our resources on our most successful and promising items.

International Delight

In 2005, we responded to consumers' nutritional needs by introducing new trans fat-free International Delight *and by repositioning* International Delight *Low Carb as a Reduced Sugar variety. We also recently rolled out a new* Hershey's® *Chocolate Caramel flavor and stepped up our market presence with increased TV advertising.*


HERSHEY'S
CHOCOLATE CARAMEL
FRENCH VANILLA
IRISH CREME
FRENCH VANILLA
HAZELNUT
INTERNATIONAL
Delight
0g Trans Fat

chain. We eliminated a significant number of products from our portfolio last year, allowing us to streamline our production and distribution, focus our sales, marketing and product development efforts and facilitate long-term success. We will continue the narrowing process in 2006. We also are implementing a common IT platform across WhiteWave Foods, which we expect to further increase efficiency.

In addition, we have moved from a highly fragmented supply chain of several Dairy Group facilities, 30 co-packers and more than 65 distribution points to a more simplified, efficient network of WhiteWave-owned and -operated production facilities, along with a small number of strategic co-packers. The last of five dedicated WhiteWave Foods plants was transitioned from our Dairy Group in late 2005. We believe all of these changes will allow us to stay focused on what we do best, and will enable us to do it better than ever before.

Respected Brands, Premium Products

Our *International Delight* business continues to flourish, increasing sales 13 percent last year to $241 million. This growth was fueled mainly from outside the traditional grocery channel, with nearly 40 percent of sales coming from "away-from-home" varieties, including bulk creamer dispensers and portion control cups. Innovation continues to be an important component of this brand's success. In 2005, we introduced seasonal flavors including Pumpkin Spice and Eggnog, as well as an improved zero trans fat formula. We believe opportunities still exist with *International Delight* as we continue to integrate our supply chain, pursue the away-from-home market and enhance our market share.

The *LAND O LAKES*® brand continues to be a solid performer for us, with $182 million in sales last year. We intend to continue to invest in this premium dairy brand to drive growth at a national level.

Rachel's Organic® enjoyed its best year to date in 2005, with 38 percent growth in sales to $69 million. *Rachel's* continues to rank No. 1 in organic milk and No. 2 in organic yogurt in the United Kingdom, and is perceived as a homemade, luxury brand. Rachel's Organic introduced several new items in 2005, including new yogurt pack sizes and an enhanced kids' yogurt line.

The WhiteWave Foods portfolio is powering growth for Dean Foods. We believe our newly focused organization, product line and supply chain position us well for continued robust growth and superior returns.


Little
Rachel's organic
Rachel's organic forbidden fruits
creamy yogurt dessert
STRAWBERRY
NEW
Rachel's organic
luscious low fat
bio-live yogurt
TROPICAL FRUITS

Rachel's Organic

Rachel's Organic produces the best selling organic milk in the United Kingdom, and the second leading yogurt. Rachel's enhanced its decadent yogurt offerings in 2005, with new single-serve versions of its popular forbidden fruits and luscious low fat varieties. The newly reformulated and redesigned Little Rachel's *mutipack yogurt is made with fruit juice to appeal to preschool kids.*


LAND O LAKES
Traditional
HALF & HALF
ULTRA-PASTEURIZED
ONE QUART (946 mL)
LAND O LAKES
Fat Free
HALF & HALF
ULTRA-PASTEURIZED
ONE PINT (473 mL)

LAND O LAKES®

New packaging and strong in-store promotions were successful in growing sales of our LAND O LAKES® *line in 2005. The brand's fresh new look received recognition from the International Dairy Foods Association as the industry's best packaging redesign of the year.*

#06

Food, Like Life, Is Best Left Uncomplicated.

Ken Craig is an important supplier to WhiteWave Foods Company. Ken manages several organic farming operations based in Hastings, Nebraska. His soybeans are used in our *Silk*® soymilk, and his organic hay and corn nourish dairy cows that produce milk for Horizon Organic. From dairy to soy to feed, organic farmers are the backbone of WhiteWave Foods' business. Supporting organic farming has been a part of WhiteWave's heritage from the beginning, and it always will be.


CRAIG FARMING

SILK®: THE LEADING SOYMILK BRAND

Silk® celebrates its 10th birthday in 2006. Since its introduction, it has become one of the best-selling natural food brands in the nation, growing 20 percent in 2005 to $337 million.

Last year we responded to growing consumer demand for nutritious products by introducing *Silk* Light, a lower-fat version of the original with all the same health benefits of *Silk*. *Silk* Light offers 50 percent less fat and fewer calories than regular soymilk. Each cup contains 30 percent of the recommended daily value of calcium, is cholesterol-free and contains essential nutrients including potassium, riboflavin, omega-3 fatty acids and vitamins A, B12 and D. We also refreshed the packaging on *Silk Live!*®, our delicious entry into the thriving yogurt smoothie category. *Silk Live!* is packed with 19 vitamins and minerals, seven grams of soy protein and six live and active cultures, which help promote a healthy immune system.

TO YOUR HEALTH

Research continues to prove that making soy a part of your everyday diet can reap numerous health benefits. Among the advantages:

- Soy foods are naturally low in saturated fat and cholesterol-free. According to the FDA, 25 grams of soy protein per day, when consumed as part of a diet low in saturated fat and cholesterol, may reduce the risk of heart disease.
- The isoflavones in soy have been studied for their possible role in reducing menopause symptoms in some women.
- Emerging science is exploring soy's possible role in lowering the risk of certain cancers, including breast and prostate.
- Because of their low glycemic index, soy foods such as *Silk* Plain, *Silk* Vanilla and *Silk* Unsweetened are a smart choice for those trying to manage blood sugar levels through a healthy diet.

ROOM TO GROW

Year after year, *Silk* continues to be a success story, driving the expansion of the soymilk category with strong growth. Despite the soy boom of recent years, consumer research shows that household penetration is still low, with only 7 percent of U.S. households accounting for 80 percent of soymilk volume. This same research also tells us that at least another 30 percent are interested in trying or purchasing soymilk. We believe this represents a significant opportunity to grow the soymilk category and the *Silk* brand.

Silk entered 2006 with strong momentum from another year of extraordinary growth. We will continue to focus our strategy on our current consumers as well as the large segment that has shown interest in the category. We plan to increase our marketing investment with a new advertising campaign and will introduce new products and varieties to stimulate incremental sales among our regular users and trial among other consumers. As with the other brands within the WhiteWave Foods portfolio, we also will continue to optimize our supply chain to increase efficiency and grow our profits. With its on-trend, intrinsic nutritional value, coupled with low market penetration and high levels of consumer interest, we continue to view *Silk* as an exciting frontier for future growth.


Silk
Live!
Smoothie
Silk
Live!
Smoothie
Silk
Live!
Smoothie

Silk Live!
Silk Live! *debuted a fresh, new look in 2005, but kept the same great taste and nutrition. These soy yogurt smoothies are available in five flavors and contain 19 essential nutrients and six live and active cultures to help naturally fortify the body's defenses and support digestive health.*


Light
Silk
SOYMILK
Light
Silk
SOYMILK
Light
Silk
SOYMILK

***Silk* Light**
Silk *Light hit the market in 2005. Available in Vanilla, Plain and Chocolate,* Silk *Light delivers all the proven health benefits of soy protein, vital antioxidants and 11 essential vitamins and minerals with half the fat of regular soymilk.*

Building Up Our Communities

At Dean Foods, we feel an obligation to support the health and wellbeing of our communities. At the corporate, division and local plant level, our company actively supports hundreds of organizations nationwide that are working in areas including education, hunger relief, health-related causes and the arts.

Our Dairy Group has a successful crime reward program, which offers monetary rewards for information offered to police to help solve local crimes. We believe this program is a valuable tool in helping keep our communities safe. WhiteWave Foods supports Healthy Mothers Healthy Babies, a recognized leader and resource in maternal and child health and wellbeing. Through our corporate headquarters, Dean Foods is funding an initiative with Children's Medical Center Dallas that provides obese children and their families with tools to make healthy food and fitness choices and lose weight. We also support several organizations that provide educational services and encourage growth of the arts in our community.

As a food company, we feel an inherent obligation to support organizations that fight hunger. Many of our plants nationwide are vital partners of food banks and food pantries, providing needed dairy and other healthy food products for families in need. WhiteWave Foods supports the World Initiative for Soy and Human Health, which helps introduce American soy products into developing countries to meet nutritional needs.



Blowin' in the Wind
WhiteWave Foods supports more than 50 million kilowatt-hours of wind energy annually, offsetting 35,000 tons of greenhouse gas emissions. That's the equivalent of planting more than 9,500 acres of trees or taking 7,000 cars off the road.

Sustaining Our Environment and Our Industry

We believe in conducting our business in a way that sustains and improves our environment and the world in which we live. We have taken steps in our processing facilities to limit our waste, implement environmentally friendly cooling systems and continually and vigorously audit our operations for environmental compliance.

In 2005, WhiteWave Foods was named No. 10 on the Environmental Protection Agency's Top 25 list of the largest U.S. green power purchasers for its use of renewable wind power. Our use of wind energy significantly increases the amount of available clean energy and reduces non-renewable, polluting energy sources.

Through our support of more than 11,000 dairy farms nationwide, we are working daily to sustain farms and nourish the agricultural landscape across our country. Our *Silk*® and *Horizon Organic*® brands also are key supporters of Farm Aid, which has raised more than $27 million in the last 20 years to keep family farmers on their land and promote a strong family farm system of agriculture.

As the nation's largest purchaser of organic soybeans and organic milk, we recognize our responsibility to


20TH ANNIVERSARY
FARM AID 2005
SEPT. 18 · TWEETER CENTER · TINLEY PARK, IL.
PRESENTED BY Silk SOYMILK

Striking a Chord
At its 20th anniversary concert, Farm Aid 2005 grossed $1.3 million in ticket sales and played to a crowd of more than 28,000 outside Chicago last September. Through public education and direct grants, Farm Aid supports national, regional and local efforts to build and strengthen family farms and support sustainable agriculture. Silk *and* Horizon Organic *are proud to be presenting sponsors of the Farm Aid concert, helping keep family farmers on their land and ensuring a safe and healthy food supply for all Americans.*

#07

With Success Comes Responsibility.

At Dean Foods, our role as a leading food and beverage company goes beyond producing high-quality products. We strive to act responsibly by demonstrating commitment to our communities and the agricultural and organic industries. We take steps to preserve our environment and support organizations that protect our air, water and earth. We take our business, and the responsibility that comes with it, seriously.



Paul Primus of Primus Farm, with children Isaiah, 6; Dominic, 2; and Tessa, 3.

further organic agriculture and the organic food industry. We are proud to support The Organic Center, which works to educate consumers about the organic benefit through credible, peer-reviewed scientific research. In doing so, the Center's goal is to build greater awareness of and demand for organic products and expand the organic agricultural community.

Our Response to Katrina

Immediately following Hurricane Katrina, our first priority was to take care of our affected employees. After being forced to close Brown's Dairy in New Orleans temporarily, we were fortunate to be able to employ many of our displaced workers at other Dean Foods facilities. We also took steps to provide emergency pay and temporary housing to employees and their families. Through our extensive processing and distribution network, we were able to supply needed dairy products to the affected areas, as well as to shelters in Houston and Dallas. Our employees made individual gifts through a coordinated company-wide effort, and we matched their contributions to double the power of their generosity. Brown's Dairy is once again operational with most of its employees back at work in New Orleans.



Smithsonian Institution

In 2005, WhiteWave Foods participated in the Smithsonian Institution's annual Folklife Festival, a two-week cultural celebration. During the event, we helped educate consumers about the benefits of organic food and allowed them to learn about organic farming straight from our organic dairy farmers.

Quick Fact

In 2005, WhiteWave Foods removed the plastic lid from packaging on *Silk* Cultured Soy. This change removes 101,480 pounds of plastic waste annually from our nation's landfills.

Financial Review

Selected Financial Data	17
Management's Discussion and Analysis of Financial Condition and Results of Operations	18
Report of Independent Registered Public Accounting Firm	38
Consolidated Balance Sheets	41
Consolidated Statements of Income	42
Consolidated Statements of Stockholders' Equity	43
Consolidated Statements of Cash Flows	44
Notes to Consolidated Financial Statements	45
Controls and Procedures	78
Other Shareholder Information	84
Board of Directors and Officers	Inside Back Cover

Dean Foods



Selected Financial Data

The following selected financial data as of and for each of the five years in the period ended December 31, 2005 has been derived from our audited Consolidated Financial Statements. The selected financial data do not purport to indicate results of operations as of any future date or for any future period. The selected financial data should be read in conjunction with our Consolidated Financial Statements and related Notes.

(Dollars in thousands except share data)	Year Ended December 31				
	2005	2004	2003	2002	2001
Operating data:					
Net sales(1)	$10,505,560	$10,036,277	$8,390,985	$8,202,248	$5,928,452
Cost of sales	7,919,252	7,641,368	6,214,729	6,082,977	4,547,885
Gross profit	2,586,308	2,394,909	2,176,256	2,119,271	1,380,567
Operating costs and expenses:					
Selling and distribution	1,561,688	1,450,480	1,290,728	1,246,534	790,651
General and administrative	372,750	333,179	304,422	318,479	175,885
Amortization of intangibles(2)	6,196	5,173	3,605	6,224	49,823
Facility closing and reorganization costs	38,583	24,575	11,787	19,050	9,550
Other operating income(3)	–	(5,899)	(68,719)	–	(17,305)
Total operating costs and expenses	1,979,217	1,807,508	1,541,823	1,590,287	1,008,604
Operating income	607,091	587,401	634,433	528,984	371,963
Other (income) expense:					
Interest expense(4)	168,984	198,900	173,945	188,990	103,822
Financing charges on trust issued preferred securities	–	–	14,164	33,578	33,581
Equity in (earnings) losses of unconsolidated affiliates	–	–	(244)	7,899	23,620
Other (income) expense, net	(789)	(370)	(2,530)	2,953	4,795
Total other expense	168,195	198,530	185,335	233,420	165,818
Income from continuing operations before income taxes	438,896	388,871	449,098	295,564	206,145
Income taxes	166,423	149,710	173,559	106,589	75,225
Minority interest in earnings(5)	–	–	–	30	31,431
Income from continuing operations	272,473	239,161	275,539	188,945	99,489
Gain (loss) on sale of discontinued operations, net of tax	38,763	–	–	(8,231)	–
Income from discontinued operations, net of tax	17,847	46,213	80,164	56,221	11,787
Income before cumulative effect of accounting change	329,083	285,374	355,703	236,935	111,276
Cumulative effect of accounting change, net of tax(6)	(1,552)	–	–	(61,519)	(1,446)
Net income	$ 327,531	$ 285,374	$ 355,703	$ 175,416	$ 109,830
Basic earnings per common share:					
Income from continuing operations	$ 1.86	$ 1.55	$ 1.90	$ 1.40	$ 1.18
Gain (loss) on sale of discontinued operations, net of tax	0.26	–	–	(.05)	–
Income from discontinued operations	0.12	0.30	0.55	0.42	0.14
Cumulative effect of accounting change	(0.01)	–	–	(0.47)	(0.02)
Net income	$ 2.23	$ 1.85	$ 2.45	$ 1.30	$ 1.30
Diluted earnings per common share:					
Income from continuing operations	$ 1.78	$ 1.49	$ 1.77	$ 1.29	$ 1.09
Gain (loss) on sale of discontinued operations, net of tax	0.25	–	–	(.05)	–
Income from discontinued operations	0.11	0.29	0.50	0.35	0.11
Cumulative effect of accounting change	(0.01)	–	–	(0.38)	(0.01)
Net income	$ 2.13	$ 1.78	$ 2.27	$ 1.21	$ 1.19
Average common shares:					
Basic	146,673,322	154,635,979	145,201,412	135,031,274	84,454,194
Diluted	153,438,636	160,704,576	160,695,670	163,163,904	110,676,222
Other data:					
Ratio of earnings to combined fixed charges and preferred stock dividends(7)	3.01x	2.84x	3.07x	2.32x	2.76x
Balance sheet data (at end of period):					
Total assets	$ 7,050,884	$ 7,756,368	$6,992,536	$6,582,266	$6,691,897
Long-term debt(8)	3,436,835	3,251,728	2,787,984	2,724,100	3,064,363
Other long-term liabilities	225,636	322,378	257,111	288,242	169,754
Mandatorily redeemable convertible trust issued preferred securities	–	–	–	585,177	584,605
Total stockholders' equity	1,872,079	2,663,599	2,543,979	1,643,293	1,475,880

(1) Net sales have been restated to reflect the adoption of Emerging Issues Task Force ("EITF") Issue No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer." The net effect was to decrease net sales by $33.7 million in 2001. There was no impact on our net income as a result of the adoption of this issue.

(2) On January 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which requires, among other things, that goodwill and other intangible assets with indefinite lives no longer be amortized and that recognized intangible assets with finite lives be amortized over their respective useful lives. As required by SFAS No. 142, our results for periods prior to 2002 have not been restated.

(3) Results for 2004 include a gain of $5.9 million primarily related to the settlement of litigation. Results for 2003 include a gain of $66.2 million on the sale of our frozen pre-whipped topping and frozen creamer operations and a gain of $2.5 million related to the divestiture of the 11 facilities in 2001 in connection with our acquisition of Legacy Dean. Results for 2001 include a gain of $47.5 million on the divestiture of 11 facilities offset by an expense of $28.5 million resulting from a payment to a supplier as consideration for modifications to an agreement and an impairment charge of $1.7 million on a water plant.

(4) Results for 2004 include a charge of $32.6 million to write-off deferred financing costs related to the refinancing of our credit facility. Results for 2001 and 2000 have been restated to reflect the adoption of SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." Gains and losses that were previously recorded as extraordinary items related to the early extinguishment of debt, which were a $7.3 million loss in 2001 and a $7.7 million gain in 2000, have been reclassified to interest expense. There was no effect on net income.

(5) In December 2001, in connection with our acquisition of Legacy Dean, we purchased Dairy Farmers of America's 33.8% interest in our Dairy Group.

(6) In the fourth quarter of 2005, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 47 "Accounting for Conditional Asset Retirement Obligations." If FIN 47 had always been in effect, we would have expensed this amount for depreciation in periods prior to January 1, 2005.

(7) For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" represents income before income taxes plus fixed charges. "Fixed charges" consist of interest on all debt, amortization of deferred financing costs and the portion of rental expense that we believe is representative of the interest component of rent expense.

(8) Includes amounts outstanding under subsidiary lines of credit and the current portion of long-term debt.

Business Overview

We are a leading food and beverage company. Our Dairy Group is the largest processor and distributor of milk and various other dairy products in the United States. The Dairy Group manufactures and sells its products under a variety of local and regional brand names and under private labels. Our WhiteWave Foods Company manufactures, markets and sells a variety of well known soy, dairy and dairy-related nationally branded products such as *Silk*® soymilk and cultured soy products, *Horizon Organic*® dairy products, *International Delight*® coffee creamers and *LAND O LAKES*® creamers and fluid dairy products. Our International Group is one of the largest processors and distributors of fluid milk in Spain and Portugal.

Dairy Group – Our Dairy Group segment is our largest segment, with approximately 85% of our consolidated sales in 2005. Our Dairy Group manufactures, markets and distributes a wide variety of branded and private label dairy case products, such as milk, cream, ice cream, cultured dairy products and juices to retailers, distributors, foodservice outlets, schools and governmental entities across the United States. Due to the perishable nature of the Dairy Group's products, our Dairy Group delivers the majority of its products directly to its customers' stores in refrigerated trucks or trailers that we own or lease. This form of delivery is called a "direct store delivery" or "DSD" system and we believe we have one of the most extensive refrigerated DSD systems in the United States. The Dairy Group sells its products primarily on a local or regional basis through its local and regional sales forces, although some national customer relationships are coordinated by the Dairy Group's corporate sales department. Most of the Dairy Group's customers, including its largest customer, purchase products from the Dairy Group either by purchase order or pursuant to contracts that are generally terminable at will by the customer.

The dairy industry is a mature industry that has traditionally been characterized by slow to flat growth, low profit margins, fragmentation and excess capacity. Excess capacity resulted from the development of more efficient manufacturing techniques, the establishment of captive dairy manufacturing operations by some grocery retailers and declining demand for fluid milk products. From 1990 through 2001, the dairy industry experienced significant consolidation, led by us. Consolidation has resulted in lower operating costs, less excess capacity and greater efficiency. However, consumption of traditional fluid dairy products has continued to decline. According to the United States Department of Agriculture, per capita consumption of fluid milk and cream decreased by over 15% from 1990 to the end of 2004, although total consumption has remained relatively flat over the same period due to population increases. Therefore, volume sales growth across the industry generally remains flat to modest, profit margins generally remain low and excess manufacturing capacity continues to exist. In this environment, price competition is particularly intense, as smaller processors struggle to retain enough volume to cover their fixed costs. In response to this dynamic, in addition to the significant competitive pressure caused by the ongoing consolidation among food retailers, many processors, including us, are now placing an increased emphasis on product differentiation, and cost reduction in an effort to increase consumption, sales and margins.

Our Dairy Group has several competitors in each of our major product and geographic markets. Competition between dairy processors for shelf-space with retailers is based primarily on price, service and quality, while competition for consumer sales is based on a variety of factors such as brand recognition, price, taste preference and quality. Dairy products also compete with many other beverages and nutritional products for consumer sales.

WhiteWave Foods – WhiteWave Foods Company manufactures, develops, markets and sells a variety of nationally-branded soy, dairy and dairy-related products, such as *Silk* soymilk and cultured soy products; *Horizon Organic* dairy and other products; *International Delight* coffee creamers; and *LAND O LAKES*® creamers and fluid dairy products. WhiteWave Foods Company also sells *The Organic Cow*® organic dairy products; *WhiteWave*® and *Tofu Town*® branded tofu and *Hershey's*® milks and milkshakes. We license the *LAND O LAKES*® and *Hershey's* names from third parties.

WhiteWave Foods Company sells its products to a variety of customers, including grocery stores, club stores, natural foods stores, mass merchandisers, convenience stores and foodservice outlets. WhiteWave Foods Company sells its products through its internal sales force and through independent brokers. Most of the WhiteWave Foods Company's customers, including its largest customer, purchase products from the Dairy Group either by purchase order or pursuant to contracts that are generally terminable at will by the customer.

WhiteWave Foods Company has several competitors in each of its product markets. Competition to obtain shelf-space with retailers for a particular product is based primarily on the expected or historical sales performance of the product compared to its competitors. In some cases, WhiteWave Foods Company pays fees to retailers to obtain shelf-space for a particular product. Competition for consumer sales is based on many factors, including brand recognition, price, taste preferences and quality. Consumer demand for soy and organic foods has grown rapidly in recent years due to growing consumer confidence in the health benefits of soy and organic foods, and WhiteWave Foods Company has a leading position in the soy and organic foods category. However, our soy and organic food products compete with many other beverages and nutritional products for consumer sales.

International Group – Our International Group, which consists of Leche Celta and Rachel's Organic, does not qualify as a reportable segment. Leche Celta manufactures, markets and sells private label and branded milk, butter and cream through its internal sales force to retailers and distributors across Spain and Portugal. Rachel's Organic markets and sells organic dairy products across the United Kingdom under the *Rachel's Organic*® and *Divine Rice*® brand names. Effective January 1, 2006, Rachel's Organic was consolidated with our WhiteWave Foods Company segment.

Recent Developments

Discontinued Operations

On June 27, 2005, we completed the spin-off ("Spin-off") of our indirect, majority-owned subsidiary TreeHouse Foods, Inc. ("TreeHouse"). Immediately prior to the Spin-off, we transferred to TreeHouse (1) the businesses previously conducted by our Specialty Foods Group segment, (2) the *Mocha Mix*® and *Second Nature*® businesses previously conducted by WhiteWave Foods Company, and (3) the foodservice salad dressings businesses previously conducted by the Dairy Group and WhiteWave Foods Company. The Spin-off was effected by means of a share dividend of the TreeHouse common stock held by us to our stockholders of record on June 20, 2005 (the "Record Date"). In the distribution, our stockholders received one share of TreeHouse common stock for every five shares of our common stock held by them on the Record Date.

On August 22, 2005, we completed the sale of certain tangible and intangible assets related to the production and distribution of *Marie's*® dips and dressings and *Dean's*® dips. We also licensed the Dean trademark to Ventura Foods for use on certain non-dairy dips. The sales price was approximately $194 million.

Both the TreeHouse Spin-off and the *Marie's* dips and dressings and *Dean's* dips transactions were part of our strategy to focus on our core dairy and branded businesses. Prior periods have been revised to remove the results of our former Specialty Foods Group segment and *Mocha Mix*, *Second Nature* and private label dressings businesses and our *Marie's* dips and dressings and *Dean's* dips businesses, which have been reclassified as discontinued operations.

Management Changes

On August 25, 2005, we announced that we had selected Joseph E. Scalzo to serve as President and CEO of WhiteWave Foods Company. Mr. Scalzo, most recently Group President, Personal Care and Global Value Chain of the Gillette Company, joined WhiteWave Foods Company on October 11, 2005.

On September 7, 2005, we announced the succession plan for the President of our Dairy Group. Alan Bernon, the former Chief Operating Officer of the Northeast region of our Dairy Group, succeeded Pete Schenkel effective January 1, 2006. Mr. Schenkel became Vice Chairman of our Board of Directors effective January 1, 2006, and he will assist in the transition of leadership of the Dairy Group through the end of 2007.

On October 14, 2005, we announced that Barry Fromberg, Executive Vice President and Chief Financial Officer, will resign from his position on April 1, 2006. We are currently conducting a search for Mr. Fromberg's successor.

Stock Repurchases

Between July 1 and December 31, 2005, we spent approximately $699.5 million to repurchase 18.9 million shares of our common stock for an average price of $37.05 per share, excluding commissions and fees. On August 10, 2005, and again on November 2, 2005 our Board of Directors authorized increases in our stock repurchase program in the aggregate amount of $600 million. Between January 1, 2006 and March 6, 2006 we spent approximately $15.3 million to repurchase an additional 400,000 shares of our common stock for an average price of $38.37, excluding commissions and fees. At March 6, 2006, approximately $3.2 million remained available under our stock repurchase authorization.

Facility Closing and Reorganization Activities

In 2005, we recorded a charge of $38.6 million as part of our ongoing costs savings initiative. The Dairy Group recorded a charge of $25.3 million which included the closing of two facilities in 2005; we are consolidating production from these facilities into other Dairy Group facilities. Also in 2005, we made significant progress toward the consolidation and optimization of our WhiteWave Foods Company subsidiary. Specifically, we consolidated WhiteWave Foods Company's sales, marketing and research and development functions, which resulted in a charge of $10.2 million related to these activities. Also in 2005, we began a project to reorganize our International Group operations in response to a difficult operating environment, including eliminating and consolidating certain management, sales and purchasing functions, which resulted in a charge of $3.1 million related to these activities. We expect to incur additional charges related to all of these restructuring plans of approximately $7.1 million, primarily in 2006. These charges include the following costs:

- Workforce reductions as a result of facility closings, facility reorganizations and consolidation of administrative functions;
- Shutdown costs, including those costs necessary to prepare abandoned facilities for closure;
- Costs incurred after shutdown, such as lease obligations or termination costs, utilities and property taxes;
- Costs associated with the reorganization of WhiteWave Foods Company's supply chain and distribution activities, including termination of certain contractual agreements; and
- Write-downs of property, plant and equipment and other assets, primarily for asset impairments as a result of facilities that are no longer used in operations. The impairments relate primarily to owned buildings, land and equipment at the facilities, which are written down to their estimated fair value and held for sale.

See Note 15 to our Consolidated Financial Statements for more information regarding our facility closing and reorganization activities.

Amendment to Credit Facility

In May 2005, we amended our senior credit facility to lower the interest rate on the revolving credit facility and term loan. With the amendment, both the revolving credit facility and term loan bear interest, at our election, at the base rate plus a margin that varies from zero to 25 basis points depending on our credit ratings (as issued by Standard & Poor's and Moody's), or LIBOR plus a margin that varies from 50 to 150 basis points, depending on our credit ratings (as issued by Standard & Poor's and Moody's). On November 18, 2005, we again amended our senior credit facility to change the maximum leverage covenant to 4.35 to 1.00 through March 31, 2007, and 4.00 to 1.00 thereafter.

Debt Securities

On December 14, 2005, we filed an immediately effective shelf registration statement pursuant to which we registered debt securities that we may issue in the future. If and when the debt securities are issued, they will be unsecured obligations and will be fully and unconditionally guaranteed by all of our wholly-owned U.S. subsidiaries other than our receivables securitization subsidiaries.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The following table presents certain information concerning our financial results, including information presented as a percentage of net sales.

	Year Ended December 31					
	2005		2004		2003	
(Dollars in millions)	Dollars	Percent	Dollars	Percent	Dollars	Percent
Net sales	$10,505.6	100.0%	$10,036.3	100.0%	$8,391.0	100.0%
Cost of sales	7,919.3	75.4	7,641.4	76.1	6,214.8	74.1
Gross profit	2,586.3	24.6	2,394.9	23.9	2,176.2	25.9
Operating costs and expenses:						
Selling and distribution	1,561.7	14.8	1,450.5	14.5	1,290.7	15.4
General and administrative	372.7	3.5	333.1	3.3	304.4	3.6
Amortization of intangibles	6.2	0.1	5.2	0.1	3.6	–
Facility closing and reorganization costs	38.6	0.4	24.6	0.2	11.8	0.1
Other operating income	–	–	(5.9)	(0.1)	(68.7)	(0.8)
Total operating costs and expenses	1,979.2	18.8	1,807.5	18.0	1,541.8	18.3
Total operating income	$ 607.1	5.8%	$ 587.4	5.9%	$ 634.4	7.6%

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004 – Consolidated Results

Net Sales – Consolidated net sales increased approximately 4.7% to $10.51 billion during 2005 from $10.04 billion in 2004. Net sales by segment are shown in the table below.

	Net Sales			
(Dollars in millions)	2005	2004	$ Increase	% Increase
Dairy Group	$ 8,961.5	$ 8,665.4	$296.1	3.4%
WhiteWave Foods Company	1,144.3	1,010.3	134.0	13.3
Corporate/Other	399.8	360.6	39.2	10.9
Total	$10,505.6	$10,036.3	$469.3	4.7%

The change in net sales was due to the following:

	Change in Net Sales 2005 vs. 2004			
(In millions)	Acquisitions	Foreign Exchange	Pricing, Volume and Product Mix Changes	Total Increase
Dairy Group	$35.4	$ –	$260.7	$296.1
WhiteWave Foods Company	9.2	–	124.8	134.0
Corporate/Other	14.5	0.1	24.6	39.2
Total	$59.1	$0.1	$410.1	$469.3

Net sales increased approximately $469.3 million during 2005 compared to the prior year primarily due to strong volume growth and increased pricing in the Dairy Group and WhiteWave Foods Company segments. Net sales in Corporate/Other increased approximately $39.2 million primarily due to sales volume growth at Rachel's Organic and Leche Celta's acquisition of Tiger Foods in the second quarter of 2004.

Cost of Sales – All expenses incurred to bring a product to completion are included in cost of sales, such as raw material, ingredient and packaging costs; labor costs; and plant and equipment costs, including costs to operate and maintain our coolers and freezers. In addition, our Dairy Group includes costs associated with transporting our finished products from our manufacturing facilities to our own distribution facilities. Cost of goods sold increased by approximately 3.6% to $7.92 billion in 2005 from $7.64 billion in 2004 primarily due to increased volumes and increased resin and other commodity costs, partly offset by lower raw milk costs in our Dairy Group. Our cost of sales ratio decreased to 75.4% in 2005 compared to 76.1% in 2004 primarily due to the impact of higher volumes and efficiencies gained through our facility rationalization activities.

Operating Costs and Expenses – Our operating expenses increased approximately $171.7 million, or approximately 9.5%, during 2005 versus the prior year. Operating expenses increased primarily due to the following:

- Distribution costs increased approximately $91.2 million due to higher fuel costs and increased volumes at our Dairy Group and WhiteWave Foods Company segments;
- Corporate expenses were approximately $32.0 million higher than last year, primarily due to: (1) increased employee compensation costs of approximately $17 million including charges related to the accelerated vesting of certain stock units increased incentive compensation due to improved performance; (2) higher professional fees of approximately $11 million primarily related to the reorganization of our WhiteWave Foods Company and strategic planning; and (3) $3.1 million of severance expense for the former President of WhiteWave Foods Company.
- Net facility closing and reorganization costs that were approximately $14.0 million higher than 2004. See "Facility Closing and Reorganization Activities."
- Other operating income declined by approximately $5.9 million in 2005 compared to the prior year due to a gain recorded in 2004 related to the settlement of litigation.

Our operating expense ratio increased to 18.8% for 2005 as compared to 18.0% for 2004.

Operating Income – Operating income was $607.1 million in 2005, an increase of $19.7 million from 2004 operating income of $587.4 million. Our operating margin was 5.8% in 2005 compared to 5.9% in 2004.

Other (Income) Expense – Interest expense decreased to $169 million in 2005 from $198.9 million in 2004, primarily due to a charge of $32.6 million in 2004 to write-off deferred financing costs related to our senior credit facility amended in August 2004.

Income Taxes – Income tax expense was recorded at an effective rate of 37.9% in 2005 compared to 38.5% in 2004. Our effective tax rate varies based on the relative earnings of our business units. In 2005, our income tax rate was positively impacted by the change in expected realization of net operating loss carryforwards and a favorable tax settlement. In 2004, our tax rate was negatively impacted by the write-off of deferred financing costs that were incurred in a business unit with a lower relative effective tax rate.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004 – Results by Segment

Dairy Group – The key performance indicators of our Dairy Group segment are sales volumes, gross profit and operating income.

	Year Ended December 31			
	2005		2004	
(Dollars in millions)	Dollars	Percent	Dollars	Percent
Net sales	$8,961.5	100.0%	$8,665.4	100.0%
Cost of sales	6,843.7	76.4	6,668.7	77.0
Gross profit	2,117.8	23.6	1,996.7	23.0
Operating costs and expenses	1,477.9	16.5	1,400.4	16.1
Total operating income	$ 639.9	7.1%	$ 596.3	6.9%

The Dairy Group's net sales increased approximately $296.1 million, or 3.4%, in 2005 versus 2004. The change in net sales from 2004 to 2005 was due to the following:

(Dollars in millions)	Dollars	Percent
2004 Net sales	$8,665.4	
Acquisitions	35.4	0.4%
Volume	163.5	1.9
Pricing and product mix	97.2	1.1
2005 Net sales	$8,961.5	3.4%

Management's Discussion and Analysis of Financial Condition and Results of Operations

The increase in the Dairy Group's sales was driven primarily by increased volumes. Volume sales of all Dairy Group products, excluding the impact of acquisitions, increased 1.9% in 2005 compared to 2004. Volume sales of fresh milk, which were approximately 69% of the Dairy Group's 2005 volumes, were up approximately 2.5% for the year compared to USDA data showing a relatively flat total consumption of milk in the U.S. during the year.

The increase in the Dairy Group's net sales due to pricing and product mix shown in the above table primarily resulted from increased pricing due to the pass through of increased fuel and packaging costs, partly offset by lower raw milk costs in 2005. In general, our Dairy Group changes the prices it charges customers for fluid dairy products on a monthly basis, as the costs of raw materials and other variable costs fluctuate. Because of competitive pressures, the price increases do not always reflect the entire increase in raw material and other input costs that we may experience. The following table sets forth the average monthly Class I "mover" and average monthly Class II minimum prices for raw skim milk and butterfat for 2005 compared to 2004:

	Year Ended December 31*		
	2005	2004	% Change
Class I raw skim milk mover(1)	$8.54(2)	$8.44(2)	1%
Class I butterfat mover(1)	1.76(3)	1.95(3)	(10)
Class II raw skim milk minimum(4)	7.74(2)	6.90(2)	12
Class II butterfat minimum(4)	1.72(3)	2.06(3)	(17)

* The prices noted in this table are not the prices that we actually pay. The minimum prices applicable at any given location for Class I raw skim milk or Class I butterfat are based on the Class I mover plus a location differential. Class II prices noted in the table are federal minimum prices, applicable at all locations. Our actual cost also includes producer premiums, procurement costs and other related charges that vary by location and vendor. Please see "Known Trends and Uncertainties – Prices of Raw Materials and Other Inputs" for a more complete description of raw milk pricing.

(1) We process Class I raw skim milk and butterfat into fluid milk products.
(2) Prices are per hundredweight.
(3) Prices are per pound.
(4) We process Class II raw skim milk and butterfat into products such as cottage cheese, creams and creamers, ice cream and sour cream.

The Dairy Group acquired Milk Products of Alabama in October 2004, which we estimate contributed an additional $35.4 million in sales during 2005.

The Dairy Group's cost of sales increased to $6.84 billion in 2005 compared to $6.67 billion in 2004 primarily due to increased volumes and an approximately $43 million increase in resin costs, partly offset by lower raw milk costs. Resin prices increased primarily due to significant supply constraints resulting from the Gulf Coast hurricanes. Resin is the primary raw material in our plastic bottles. The Dairy Group's cost of sales ratio decreased to 76.4% in 2005 compared to 77.0% in 2005 primarily due to the impact of higher volumes and efficiencies gained through our facility rationalization activities.

The Dairy Group's operating expenses increased approximately $77.5 million during 2005 compared to 2004 primarily due to (1) higher distribution costs of $60.7 million, $31 million of which was due to increased fuel prices and the remaining increase was driven by increased volumes; (2) higher incentive compensation costs of approximately $12 million due to improved operating results and (3) higher bad debt expense. Bad debt expense increased approximately $9 million in 2005 compared to the prior year due to the impact of Hurricane Katrina, the write-off of a receivable from a large customer, as well as the relatively higher level of bad debt recoveries recognized in 2004. The Dairy Group's operating expense ratio increased to 16.5% in 2005 from 16.1% in 2004.

WhiteWave Foods Company – The key performance indicators of WhiteWave Foods Company are net sales dollars, gross profit and operating income.

	Year Ended December 31			
	2005		2004	
(Dollars in millions)	Dollars	Percent	Dollars	Percent
Net sales	$1,144.3	100.0%	$1,010.3	100.0%
Cost of sales	734.5	64.2	660.3	65.4
Gross profit	409.8	35.8	350.0	34.6
Operating costs and expenses	294.9	25.8	262.6	25.9
Total operating income	$ 114.9	10.0%	$ 87.4	8.7%

WhiteWave Foods Company's net sales increased by approximately $134 million, or 13.3%, in 2005 versus 2004. The change in net sales from 2004 to 2005 was due to the following:

(Dollars in millions)	Dollars	Percent
2004 Net sales	$1,010.3	
Acquisitions	9.2	0.9%
Volume	58.7	5.8
Pricing and product mix	66.1	6.6
2005 Net sales	$1,144.3	13.3%

Double digit volume growth in our *Silk* and *Horizon Organic* brands, combined with somewhat slower growth in *International Delight* and *LAND O LAKES®*, was partly offset by rationalization of product offerings. We believe increased *Silk* and *Horizon Organic* volumes were due primarily to increased consumer acceptance and increased marketing efforts. We are in the process of eliminating certain products and brands from our portfolio of products, which negatively impacted our sales growth in 2005. If we excluded the discontinued products from 2004 and 2005 results, our sales would have increased approximately 15% in 2005 over the prior year.

Higher pricing also contributed to the increase in sales. The two primary drivers of this increase were (1) increased selling prices in response to increased commodity costs, and (2) a decline in slotting fees, couponing and certain other promotional costs that are required to be recorded as reductions of net sales. We also benefited from the 2004 acquisition of Land O'Lakes East which we estimate added $9.2 million to our sales growth.

Cost of sales for WhiteWave Foods Company increased to $734.5 million in 2005 from $660.3 million in 2004 primarily due to increased volumes and the impact of higher raw material costs, particularly organic raw milk and organic soybeans, which increased cost of sales by approximately $26 million. The cost of sales ratio declined to 64.2% in 2005 from 65.4% in 2004 due to the impact of supply chain changes and product rationalization in 2005.

Operating expenses increased approximately $32.3 million in 2005 compared to the prior year primarily due to increased volumes and higher fuel costs which together contributed approximately $22 million to distribution expenses. Compensation expense also increased as a result of increased staffing levels to support the growth of our organization.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003 – Consolidated Results

Net Sales – Consolidated net sales increased approximately 19.6% to $10.04 billion during 2004 from $8.39 billion in 2003. Net sales by segment are shown in the table below.

(Dollars in millions)	2004	2003	Net Sales $ Increase/ (Decrease)	% Increase/ (Decrease)
Dairy Group	$ 8,665.4	$7,547.2	$1,118.2	14.8%
WhiteWave Foods Company	1,010.3	598.9	411.4	68.7
Corporate/Other	360.6	244.9	115.7	47.2
Total	$10,036.3	$8,391.0	$1,645.3	19.6

The change in net sales was due to the following:

	Change in Net Sales 2004 vs. 2003				
(In millions)	Acquisitions	Divestitures	Foreign Exchange	Pricing, Volume and Product Mix Changes	Total Increase/ (Decrease)
Dairy Group	$386.2	$(26.2)	$ –	$758.2	$1,118.2
WhiteWave Foods Company	232.9	(4.0)	–	182.5	411.4
Corporate/Other	67.9	–	28.1	19.7	115.7
Total	$687.0	$(30.2)	$28.1	$960.4	$1,645.3

Net sales increased approximately $1.65 billion during 2004 compared to the prior year primarily due to higher selling prices resulting from the pass-through of increased raw milk costs and due to acquisitions. We acquired Kohler Mix Specialties, Melody Farms and Ross Swiss Dairies in our Dairy Group segment; *Horizon Organic* and Land O'Lakes East in our WhiteWave Foods Company segment and Tiger Foods in our Corporate/Other segment.

Cost of Sales – All expenses incurred to bring a product to completion are included in cost of sales, such as raw material, ingredient and packaging costs; labor costs; and plant and equipment costs, including costs to operate and maintain our coolers and freezers. In addition, our Dairy Group includes costs associated with transporting our finished products from our manufacturing facilities to our own distribution facilities. Our cost of sales ratio increased to 76.1% in 2004 compared to 74.1% in 2003 due almost entirely to increased raw material costs that affected both of our segments in 2004.

Operating Costs and Expenses – Our operating expenses increased approximately $265.7 million, or approximately 17.2%, during 2004 versus the prior year. Operating expenses increased primarily due to the following:

- Acquisitions, which we estimate represented approximately $118 million of the increase.
- A $62.8 million decline in other operating income compared to 2003 primarily due to a $66.2 million gain on the sale of our frozen pre-whipped topping business that reduced operating expenses in 2003.
- Higher fuel costs in both segments and increased volumes at the WhiteWave Foods Company, which we estimate added a combined total of approximately $25 million to distribution costs for 2004 as compared to 2003.
- Net facility closing and reorganization costs that were approximately $12.8 million higher than in 2003.
- Corporate expenses that were approximately $10 million higher than the prior year, including higher professional fees and legal fees primarily related to the reorganization of WhiteWave Foods Company, increased transactional activity and higher regulatory compliance fees.

Our operating expense ratio decreased slightly to 18.0% for 2004 compared to 18.3% for 2003.

Operating Income – Operating income during 2004 was $587.4 million, a decrease of $47 million from 2003 operating income of $634.4 million. This decrease was primarily due to the $66.2 million gain on the sale of our frozen pre-whipped topping business in 2003. Our operating margin in 2004 was 5.9% compared to 7.6% in 2003. Our operating margin decreased primarily as a result of higher raw material costs and the effect of increased sales.

Other (Income) Expense – Total other (income) expense increased by $13.2 million in 2004 compared to 2003. Interest expense increased to $198.9 million in 2004 from $173.9 million in 2003, primarily due to a charge of $32.6 million in 2004 to write-off deferred financing costs related to our senior credit facility amended in August 2004. This charge was partially offset by lower interest expense due to lower interest rates during 2004. There were no financing charges on preferred securities in 2004 as compared to $14.2 million in 2003. Our convertible preferred securities were converted into common stock in the second quarter of 2003. See Note 10 to our Consolidated Financial Statements.

Income Taxes – Income tax expense was recorded at an effective rate of 38.5% in 2004 compared to 38.6% in 2003. Our effective tax rate varies based on the relative earnings of our business units.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003 – Results by Segment

Dairy Group – The key performance indicators of our Dairy Group segment are sales volumes, gross profit and operating income.

	Year Ended December 31			
	2004		2003	
(Dollars in millions)	Dollars	Percent	Dollars	Percent
Net sales	$8,665.4	100.0%	$7,547.2	100.0%
Cost of sales	6,668.7	77.0	5,622.9	74.5
Gross profit	1,996.7	23.0	1,924.3	25.5
Operating costs and expenses	1,400.4	16.1	1,284.1	17.0
Total operating income	$ 596.3	6.9%	$ 640.2	8.5%

The Dairy Group's net sales increased by approximately $1.12 billion, or 14.8%, in 2004 versus 2003. The change in net sales from 2003 to 2004 was due to the following:

(Dollars in millions)	Dollars	Percent
2003 Net sales	$7,547.2	
Acquisitions	386.2	5.1%
Divestitures	(26.2)	(0.3)
Volume	11.2	0.1
Pricing and product mix	747.0	9.9
2004 Net sales	$8,665.4	14.8%

The Dairy Group's net sales increased primarily due to pricing and product mix resulting from increased pricing due to the pass through of higher raw milk costs in 2004. In general, our Dairy Group changes the prices it charges customers for fluid dairy products on a monthly basis, as the costs of raw materials and other variable input costs fluctuate. Because of competitive pressures, the price increase may not reflect the

Management's Discussion and Analysis of Financial Condition and Results of Operations

entire increase in raw material or other variable costs that we experience. The following table sets forth the average monthly Class I "mover" and average monthly Class II minimum prices for raw skim milk and butterfat for 2004 compared to 2003:

	Year Ended December 31*		
	2004	2003	% Change
Class I raw skim milk mover(3)	$8.44(1)	$7.47(1)	13%
Class I butterfat mover(3)	1.95(2)	1.19(2)	64
Class II raw skim milk minimum(4)	6.90(1)	6.74(1)	2
Class II butterfat minimum(4)	2.06(2)	1.22(2)	69

* The prices noted in this table are not the prices that we actually pay. The federal order minimum prices at any given location for Class I raw skim milk or Class I butterfat are based on the Class I mover plus a location differential. Class II prices noted in the table are federal minimum prices, applicable at all locations. Our actual cost also includes producer premiums, procurement costs and other related charges that vary by location and vendor. Please see "Known Trends and Uncertainties – Prices of Raw Materials and Other Inputs" for a more complete description of raw milk pricing.

(1) Prices are per hundredweight.
(2) Prices are per pound.
(3) We process Class I raw skim milk and butterfat into fluid milk products.
(4) We process Class II raw skim milk and butterfat into products such as cottage cheese, creams and creamers, ice cream and sour cream.

The other primary cause of the increase in the Dairy Group's net sales was acquisitions. The Dairy Group acquired Milk Products of Alabama in October 2004, Ross Swiss Dairies in January 2004, Kohler Mix Specialties in October 2003 and Melody Farms in June 2003, which we estimate contributed a combined total of $386.2 million in sales during 2004. These increases were slightly offset by the divestiture in July 2003 of the frozen pre-whipped topping and frozen creamer operations.

Volume sales of all Dairy Group products increased 0.1% in 2004 compared to 2003. Volume sales of milk and cream, which were approximately 71% of the Dairy Group's 2004 sales, were up approximately 1.2% for the year compared to USDA data showing a 0.8% decline in total consumption of milk and cream in the U.S. during the year.

The Dairy Group's cost of sales ratio was higher in 2004 at 77% compared to 74.5% for 2003 primarily due to the increase in raw milk costs compared to the prior year. The average minimum price of Class I raw skim milk (as indicated by the Class I mover, described above) was 13% higher and the average Class I butterfat mover increased 64% in 2004 as compared to 2003. Our costs were also impacted by resin prices as they continued to rise. Higher resin prices impacted the cost of our plastic bottles by approximately $17 million. Due to a very competitive retail environment in 2004, we were unable to pass along the entire increase in raw material and other variable input costs to our customers.

The Dairy Group's operating expenses increased approximately $116.3 million during 2004 compared to 2003 primarily due to (1) acquisitions, which we estimate contributed approximately $61 million in operating costs; (2) higher fuel costs of which approximately $14 million was related to an increase in fuel prices and (3) an increase in insurance expense due to our claims experience. The increase in sales volumes also contributed to our higher operating expenses. These increases were partly offset by a decrease in bad debt expense, primarily due to more favorable than expected resolution of previously accrued bad debt reserves. These bad debt reserves were recorded for certain customers that experienced economic difficulty and a few large customers that sought bankruptcy protection over the past several years. The Dairy Group's operating expense ratio decreased to 16.1% in 2004 from 17.0% in 2003 due to the effect of increased sales.

WHITEWAVE FOODS COMPANY – The key performance indicators of WhiteWave Foods Company are net sales dollars, gross profit and operating income.

	Year Ended December 31			
	2004		2003	
(Dollars in millions)	Dollars	Percent	Dollars	Percent
Net sales	$1,010.3	100.0%	$598.9	100.0%
Cost of sales	660.3	65.4	386.3	64.5
Gross profit	350.0	34.6	212.6	35.5
Operating costs and expenses	262.6	25.9	209.7	35.0
Total operating income	$ 87.4	8.7%	$ 2.9	0.5%

WhiteWave Foods Company's net sales increased by $411.4 million, or 68.7%, in 2004 versus 2003. The change in net sales from 2003 to 2004 was due to the following:

(Dollars in millions)	Dollars	Percent
2003 Net sales	$ 598.9	
Acquisitions	232.9	38.9%
Divestitures	(4.0)	(0.7)
Volume	96.3	16.1
Pricing and product mix	86.2	14.4
2004 Net sales	$1,010.3	68.7%

The most significant cause of the increase in WhiteWave Foods Company's sales was the acquisition of Horizon Organic effective January 1, 2004, and to a lesser extent the acquisition of Land O'Lakes East effective March 31, 2004.

Another significant cause of the increase in sales was increased volumes. Volume sales for WhiteWave Foods Company increased approximately 16.1% in 2004 due to the success of our brands, particularly *Silk* and *International Delight*. We believe increased *Silk* volumes were due primarily to: (1) increased consumer acceptance of soy products, resulting in increased penetration of soymilk in the club, mass merchandiser and grocery channels; (2) the positive effects of our consumer advertising; and (3) the introduction of new *Silk* products with nutritional enhancements, new flavors and larger size offerings. We believe the increase in *International Delight* volumes is due primarily to consumer acceptance of new packaging introduced in 2003 and new low-carb flavors introduced in 2004.

Higher pricing also contributed to the increase in sales. The two primary drivers of this increase were (1) increased selling prices in response to increased commodity costs and (2) a decline in slotting fees, couponing and certain other promotional costs that are required to be recorded as reductions of net sales, as we shift our focus toward consumer-oriented advertising and marketing, which are recorded as operating expense.

These increases were offset slightly by the divestiture in July 2003 of the branded frozen pre-whipped topping and frozen creamer operations.

Cost of goods sold for WhiteWave Foods Company increased to $660.3 million in 2004 from $386.3 million in 2003 primarily due to the impact of higher raw material costs, particularly Class II butterfat and organic soybeans, and the addition of Horizon Organic. The average minimum price of Class II butterfat was 69% higher in 2004 than in 2003. Our average cost of organic soybeans was approximately 40% higher in 2004 than in 2003 primarily due to an increase in domestic organic soybean prices and the utilization of foreign grown organic soybeans, which have a higher price than domestic beans. The cost of sales ratio increased slightly to 65.4% in 2004 from 64.5% in 2003 primarily due to the effect of increased sales.

Operating expenses increased approximately $52.9 million in 2004 compared to the prior year primarily due to acquisitions, which we estimate contributed approximately $47 million in costs, and increased volumes and higher fuel costs which together contributed approximately $11.5 million to distribution expenses. Marketing spending increased approximately 6% in 2004 as compared to 2003. These increases were somewhat offset by a decline of approximately $16.1 million related to the expiration of the WhiteWave management incentive plan in March 2004. The operating expense ratio decreased to 25.9% during 2004 from 35.0% during the prior year primarily due to the relatively smaller increase in operating expense dollars compared to the increase in sales dollars.

Liquidity and Capital Resources

Historical Cash Flow

During 2005, we met our working capital needs with cash flow from operations. Net cash provided by operating activities from continuing operations was $541.0 million for 2005 as compared to $420.7 million for 2004, an increase of $120.3 million. Net cash provided by operating activities from continuing operations was impacted by a decrease in our working capital of $15 million in 2005 compared to an increase of $211.7 million in 2004 due primarily to lower raw milk costs in 2005. In addition, income taxes payable decreased $37.1 million in 2005 compared to a decrease of $10.0 million in 2004 due to the timing of tax payments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net cash used in investing activities from continuing operations was $109.8 million in 2005 compared to $723.2 million in 2004, a decrease of $613.4 million. We used approximately $1.8 million for acquisitions and $306.8 million for capital expenditures in 2005 compared to $400.0 million and $333.8 million in 2004, respectively. We received cash proceeds from the sale of operations of $189.9 million in 2005.

We used approximately $699.9 million to repurchase our stock during 2005. Set forth in the chart below is a summary of the stock we repurchased in 2005:

Period	No. of Shares of Common Stock Repurchased	Aggregate Purchase Price(1)	Average Purchase Price Per Share
(Dollars in millions except per share data)			
July 2005	1,907,100	$ 68.9	$36.11
August 2005	3,927,600	140.6	35.80
September 2005	4,091,300	151.8	37.10
October 2005	1,422,500	54.0	37.95
November 2005	5,995,400	224.6	37.46
December 2005	1,537,400	60.0	39.04
	18,881,300	$699.9	37.07

(1) Includes commissions and fees.

We received approximately $73.1 million in 2005 as a result of stock option exercises and employee stock purchases through our employee stock purchase plan.

We increased our net borrowings by $175.7 million in 2005 compared to a net borrowing of $441.9 million in 2004.

Current Debt Obligations

Senior Credit Facility – Our senior credit facility provides for a $1.5 billion revolving credit facility and a $1.5 billion term loan. In May 2005, we amended our senior credit facility to lower the interest rate on the revolving credit facility and term loan. With the amendment, both the revolving credit facility and term loan bear interest, at our election, at the base rate plus a margin that varies from 0 to 25 basis points depending on our credit ratings (as issued by Standard & Poor's and Moody's), or LIBOR plus a margin that varies from 50 to 150 basis points, depending on our credit ratings (as issued by Standard & Poor's and Moody's). The blended interest rate in effect on borrowings under the senior credit facility, including the applicable interest rate margin, was 5.16% at December 31, 2005. However, we had interest rate swap agreements in place that hedged $1.625 billion of our borrowings under the senior credit facility at an average rate of 4.5%, plus the applicable interest rate margin. Interest is payable quarterly or at the end of the applicable interest period.

Principal payments are required on the term loan as follows:

- $56.25 million quarterly beginning on December 31, 2006 through September 30, 2008;
- $262.5 million quarterly beginning on December 31, 2008 through June 30, 2009; and
- A final payment of $262.5 million on the maturity date of August 13, 2009.

No principal payments are due on the $1.5 billion revolving credit facility until maturity on August 13, 2009.

The credit agreement also requires mandatory principal prepayments upon the occurrence of certain asset dispositions or recovery events.

In consideration for the revolving commitment, we pay a quarterly commitment fee on unused amounts of the revolving credit facility that ranges from 12.5 to 30 basis points, depending on our credit ratings (as issued by Standard & Poor's and Moody's).

The senior credit facility contains various financial and other restrictive covenants and requires that we maintain certain financial ratios, including a leverage ratio and an interest coverage ratio. On November 18, 2005, we amended our senior credit facility to change the maximum leverage covenant to 4.35 to 1.00 through March 31, 2007 and 4.00 to 1.00 thereafter. We are currently in compliance with all covenants contained in our credit agreement.

Our credit agreement permits us to complete acquisitions that meet the following conditions without obtaining prior approval: (1) the acquired company is involved in the manufacture, processing and distribution of food or packaging products or any other line of business in which we are currently engaged, (2) the net cash purchase price is not greater than $500 million, (3) we acquire at least 51% of the acquired entity, (4) the transaction is approved by the Board of Directors or shareholders, as appropriate, of the target and (5) after giving effect to such acquisition on a *pro-forma* basis, we are in compliance with all financial covenants. All other acquisitions must be approved in advance by the required lenders.

The senior credit facility also contains limitations on liens, investments and the incurrence of additional indebtedness, and prohibits certain dispositions of property and restricts certain payments, including dividends. The senior credit facility is secured by liens on substantially all of our domestic assets including the assets of our subsidiaries, but excluding the capital stock of Legacy Dean's subsidiaries, and the real property owned by Legacy Dean and its subsidiaries.

The credit agreement contains standard default triggers, including without limitation: failure to maintain compliance with the financial and other covenants contained in the credit agreement, default on certain of our other debt, certain other material adverse changes in our business, and a change in control. The credit agreement does not contain any default triggers based on our credit rating.

At December 31, 2005, we had outstanding borrowings of $2.26 billion under our senior credit facility (compared to $2.03 billion at December 31, 2004), including $1.5 billion in term loan borrowings and $758.6 million outstanding under the revolving line of credit. At December 31, 2005, there were $112.1 million of letters of credit under the revolving line that were issued but undrawn. As of March 6, 2006, approximately $568.1 million was outstanding under our senior credit facility.

In addition to our senior credit facility, we also have a $600 million receivables-backed credit facility, which had $548.4 million outstanding at December 31, 2005 (compared to $500 million at December 31, 2004). The receivables-backed facility was fully funded at December 31, 2005. The average interest rate on this facility at December 31, 2005 was 4.6%. Approximately $516.1 million was outstanding under this facility at March 6, 2006. See Note 9 to our Consolidated Financial Statements for more information about our receivables-backed facility.

Our outstanding borrowings under the senior credit facility and receivables-backed credit facility increased from 2004 to 2005 primarily to fund our share repurchases.

Other indebtedness outstanding at December 31, 2005 also included $600 million face value of outstanding indebtedness under Legacy Dean's senior notes, a $40.9 million line of credit at our Spanish subsidiary and approximately $20.5 million face value of capital lease and other obligations. See Note 9 to our Consolidated Financial Statements.

The table below summarizes our obligations for indebtedness, purchase and lease obligations at December 31, 2005. Please see Note 18 to our Consolidated Financial Statements for more detail about our lease and purchase obligations.

Indebtedness, Purchase & Lease Obligations (In millions)	Payments Due by Period						
	Total	2006	2007	2008	2009	2010	Thereafter
Senior credit facility	$2,258.6	$ 56.3	$225.0	$ 431.2	$1,546.1	$ –	$ –
Senior notes[1]	600.0	–	250.0	–	200.0	–	150.0
Receivables-backed credit facility	548.4	–	–	548.4	–	–	–
Foreign line of credit	40.9	40.3	0.5	0.1	–	–	–
Capital lease obligations and other[1]	20.5	11.8	3.5	2.2	1.7	0.6	0.7
Purchasing obligations[2]	524.6	241.2	122.6	41.6	22.9	13.9	82.4
Operating leases	459.6	97.6	85.1	74.1	62.2	51.5	89.1
Interest payments[3]	644.4	186.3	171.7	144.4	61.0	10.3	70.7
Total	$5,097.0	$633.5	$858.4	$1,242.0	$1,893.9	$76.3	$392.9

(1) Represents face value.
(2) Primarily represents commitments to purchase minimum quantities of raw materials used in our production processes, including organic soybeans and organic raw milk. We enter into these contracts from time to time to ensure a sufficient supply of raw ingredients. In addition, we have contractual obligations to purchase various services that are part of our production process.
(3) Includes fixed rate interest obligations as well as interest on our variable rate debt based on the rates and balances in effect at December 31, 2005. Interest that may be due in the future on the variable rate portion of our senior credit facility will vary based on the interest rate in effect at the time and the borrowings outstanding at the time.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Other Long-Term Liabilities

We offer pension benefits through various defined benefit pension plans and also offer certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees. Reported costs of providing non-contributory defined pension benefits and other postretirement benefits are dependent upon numerous factors, assumptions and estimates.

For example, these costs are impacted by actual employee demographics (including age, compensation levels and employment periods), the level of contributions made to the plan and earnings on plan assets. Our pension plan assets are primarily made up of equity and fixed income investments. Changes made to the provisions of the plan also may impact current and future pension costs. Fluctuations in actual equity market returns as well as changes in general interest rates may result in increased or decreased pension costs in future periods. Pension and postretirement costs also may be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the discount rates used in determining the benefit obligation and annual periodic pension costs.

In accordance with SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employer's Accounting for Postretirement Benefits," changes in obligations associated with these factors may not be immediately recognized as pension costs on the income statement, but generally are recognized in future years over the remaining average service period of plan participants. As such, significant portions of pension costs recorded in any period may not reflect the actual level of cash benefits provided to plan participants. In 2005, we recorded non-cash pension expense of $11.5 million, of which $8.0 million was attributable to periodic expense and $3.5 million was attributable to settlements compared to a total of $9.8 million in 2004, of which $1.8 million was attributable to settlements. These amounts were determined in accordance with the provisions of SFAS No. 87, SFAS No. 106 and SFAS No. 88, "Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

The assumed discount rate was 5.75% at December 31, 2004 and 2005. In order to select a discount rate for purposes of valuing the plan obligations and fiscal year-end disclosure, an analysis is performed in which the duration of projected cash flows from defined benefit and retiree health care plans are matched with a yield curve based on an appropriate universe of high-quality corporate bonds that are available. We use the results of the yield curve analysis to select the discount rate that matches the duration and payment stream of the benefits in each plan. Each rate is rounded to the nearest quarter of a percent. In selecting the assumed rate of return on plan assets, we consider past performance and economic forecasts for the types of investments held by the plan, as well as our investment allocation policy and the effect of periodic target asset allocation rebalancing. We rebalance the investments when the allocation is not within the target range. The results are adjusted for the payment of reasonable expenses of the plan from plan assets. We believe these assumptions are appropriate based upon the mix of investments and the long-term nature of the plans' investments. Plan asset returns were $14.1 million in 2005, a $2.9 million increase from plan asset returns of $11.2 million in 2004. Net periodic pension expense for our plans is expected to decrease in 2006 to approximately $9.5 million due primarily to the increase in assets from $165.3 million as of December 31, 2004 to $190.6 million as of December 31, 2005. Based on current projections, 2006 funding requirements will be approximately $25.8 million as compared to $34.1 million for 2005. The postretirement benefit plans are not funded. Based on current projections, 2006 cash requirements to pay benefits for our other postretirement benefit obligations will remain at approximately $2.6 million, the same as the 2005 cash requirements.

We were required to recognize an additional minimum liability for certain pension plans as prescribed by SFAS No. 87 and SFAS No. 132, "Employers' Disclosures about Pensions and Postretirement Benefits." The accumulated other comprehensive income component of the additional minimum liability, which totaled $18.5 million ($11.8 million net of tax), was recorded as a reduction to stockholders' equity through a charge to Other Comprehensive Income, and did not affect net income for 2005. The charge to Other Comprehensive Income will be reversed in future periods to the extent the fair value of plan assets exceeds the accumulated benefit obligation. See Notes 13 and 14 to our Consolidated Financial Statements for information regarding retirement plans and other postretirement benefits.

Other Commitments and Contingencies

On December 21, 2001, in connection with our acquisition of Legacy Dean, we issued a contingent, subordinated promissory note to Dairy Farmers of America ("DFA") in the original principal amount of $40 million. DFA is our primary supplier of raw milk, and the promissory note is designed to ensure that DFA has the opportunity to continue to supply raw milk to certain of our facilities until 2021, or be paid for the loss of that business. The promissory note has a 20-year term and bears interest based on the consumer price index. Interest will not be paid in cash, but will be added to the principal amount of the note annually, up to a maximum principal amount of $96 million. We may prepay the note in whole or in part at any time, without penalty. The note will only become payable if we ever materially breach or terminate one of our milk supply agreements with DFA without renewal or replacement. Otherwise, the note will expire at the end of 20 years, without any obligation to pay any portion of the principal or interest. Payments we make under this note, if any, will be expensed as incurred. The other agreement would require us to pay damages to DFA if we fail to offer DFA the right to supply milk to certain facilities that we acquired as part of Legacy Dean after the pre-existing agreements with certain other suppliers or producers expire.

We also have the following commitments and contingent liabilities, in addition to contingent liabilities related to ordinary course litigation, investigations and audits:

- certain indemnification obligations related to businesses that we have divested;
- certain lease obligations, which require us to guarantee the minimum value of the leased asset at the end of the lease; and
- selected levels of property and casualty risks, primarily related to employee health care, workers' compensation claims and other casualty losses.

See Note 18 to our Consolidated Financial Statements for more information about our commitments and contingent obligations.

Future Capital Requirements

During 2006, we intend to invest a total of approximately $260 million in capital expenditures primarily for our existing manufacturing facilities and distribution capabilities. The lower amount from the prior year reflects the completion of several major capital projects in 2005. We intend to fund these expenditures using cash flow from operations. We intend to spend this amount as follows:

Operating Division (In millions)	Amount
Dairy Group	$164
WhiteWave Foods Company	81
Other	15
Total	$260

In 2006, we expect cash interest to be approximately $195 million based on current debt levels and cash taxes to be approximately $120 million. We expect that cash flow from operations will be sufficient to meet our requirements for our existing businesses for the foreseeable future. As of March 6, 2006, approximately $568.1 million was available for future borrowings under our senior credit facility.

Known Trends and Uncertainties

Prices of Raw Materials and Other Inputs

Dairy Group – The primary raw material used in our Dairy Group is raw milk (which contains both raw skim milk and butterfat). The federal government and certain state governments set minimum prices for raw milk, and those prices change on a monthly basis. The regulated minimum prices differ based on how the raw milk is utilized. Raw milk processed into fluid milk is priced at the Class I price, and raw milk processed into products such as cottage cheese, creams and creamers, ice cream and sour cream is priced at the Class II price. Generally, we pay the federal minimum prices for raw milk, plus certain producer premiums (or "over-order" premiums) and location differentials. We also incur other raw milk procurement costs in some locations (such as hauling, field personnel, etc.). A change in the federal minimum price does not necessarily mean an identical change in our total raw milk costs, as over-order premiums may increase or decrease. This relationship is different in every region of the country, and sometimes within a region based on supplier arrangements. However, in general, the overall change in our raw milk costs can be linked to the change in federal minimum prices. Because our Class II products typically have a higher fat content than that contained in raw milk, we also purchase bulk cream for use in some of our Class II products. Bulk cream is typically purchased based on a multiple of the AA butter price on the Chicago Mercantile Exchange.

Another significant raw material used by our Dairy Group is resin, which is used to make plastic bottles. Resin is a petroleum-based product and the price of resin generally has increased recently due to increases in crude oil prices. Our Dairy Group purchases approximately four million gallons of diesel fuel per month to operate our extensive direct store delivery system. In general, our Dairy Group changes the prices that it charges for Class I dairy products on a monthly basis, as the costs of raw milk, packaging, fuel and other materials fluctuate. Prices for some Class II products are also changed monthly while others are changed from time to time as circumstances warrant. However, there can be a lag between the time of a raw material cost increase or decrease and the effectiveness of a corresponding price change to our customers, especially in the case of Class II butterfat because Class II butterfat prices for each month are not announced by the government until after the end of that month. Also, in some cases we are competitively or contractually constrained with the means and timing of implementing price changes. These factors can cause volatility in our earnings. Our sales and operating profit margin fluctuate with the price of our raw materials and other inputs.

In 2004, our Dairy Group was adversely affected by extreme volatility in the prices of raw skim milk, butterfat and cream. In 2005, prices for raw skim milk, butterfat and cream were more stable than in 2004 but remained high. We expect raw milk, butterfat and cream prices to decrease slightly over the first two quarters of 2006. However, raw milk, butterfat and cream prices are difficult to predict and we change our forecasts frequently based on current market activity.

Due to the disruption in production caused by Hurricanes Katrina and Rita, the prices of resin and fuel have increased dramatically and resin supplies have from time to time been insufficient to meet demand. We are undertaking all reasonable measures in an attempt to secure an adequate resin supply; however, there can be no assurance that we will always be successful in our attempts. We expect prices of both resin and diesel fuel to remain high throughout 2006.

WhiteWave Foods Company – A significant raw material used to manufacture products sold by WhiteWave Foods Company is organic soybeans. We have entered into supply agreements for organic soybeans, which we believe will meet our needs for 2006. Generally, these agreements provide for pricing at fixed levels. However, should our need for organic soybeans exceed the quantity that we have under contract, or if the suppliers do not perform under the contracts, we may have difficulty obtaining sufficient supply, and the price we would be required to pay likely would be significantly higher. The increase in soymilk consumption combined with the increased demand for organic soybeans in cattle feed has put pressure on the supply of organic soybeans and there is a risk of significant upward pressure on organic soybean prices.

Another significant raw material used in our organic products is organic raw milk. Organic raw milk is not readily available and the growth of our organic dairy business depends on us being able to procure sufficient quantities of organic raw milk in time to meet our needs. We obtain our supply of organic raw milk by entering into one to two year agreements with farmers pursuant to which the farmers agree to sell us specified quantities of organic raw milk for fixed prices for the duration of the agreement. The industry-wide demand for organic raw milk has exceeded supply, resulting in our inability to fully meet customer demand. As a result at times we are forced to limit quantities we ship to our customers. We expect to continue to limit quantities available to customers of organic milk into the second quarter of 2006. Also, as our contracts with farmers expire, we are generally required to agree to higher prices to renew as a result of increased competition for organic raw milk supply. The increase in the demand for organic milk combined with competitive activity and a limited supply has put significant upward pressure on organic raw milk costs.

Competitive Environment

There has been significant consolidation in the retail grocery industry in recent years, and this trend is continuing. As our customer base consolidates, we expect competition to intensify as we compete for the business of fewer customers. There can be no assurance that we will be able to keep our existing customers or gain new customers. There are several large regional grocery chains that have captive dairy operations. As the consolidation of the grocery industry continues, we could lose sales if any one or more of our existing customers were to be sold to a chain with captive dairy operations.

Many of our retail customers have become increasingly price sensitive in the current intensely competitive environment. Over the past few years, we have been subject to a number of competitive bidding situations in our Dairy Group segment, which reduced our profitability on sales to several customers. We expect this trend to continue. In bidding situations we are subject to the risk of losing certain customers altogether. The loss of any of our largest customers could have a material adverse impact on our financial results. We do not have contracts with many of our largest customers, and most of the contracts that we do have are generally terminable at will by the customer.

Both the difficult economic environment and the increased competitive environment at the retail level have caused competition to become increasingly intense at the processor level. We expect this trend to continue for the foreseeable future.

Tax Rate

In 2005, our tax rate on continuing operations was 37.9%. We estimate the effective tax rate for 2006 will be in the range of 38% to 38.5%. Changes in the relative profitability of our operating segments, adoption of SFAS 123(R) related to expensing of stock options, as well as recent and proposed changes to federal and state tax laws may cause the rate to change from historical rates.

Critical Accounting Policies

"Critical accounting policies" are defined as those that are both most important to the portrayal of a company's financial condition and results, and that require our most difficult, subjective or complex judgments. In many cases the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles with no need for the application of our judgment. In certain circumstances, however, the preparation of our Consolidated Financial Statements in conformity with generally accepted accounting principles requires us to use our judgment to make certain estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of net sales and expenses during the reporting period. We have identified the policies described below as our critical accounting policies. See Note 1 to our Consolidated Financial Statements for a detailed discussion of these and other accounting policies.

Accounts Receivable – We provide credit terms to customers generally ranging up to 30 days, perform ongoing credit evaluations of our customers and maintain allowances for estimated credit losses. As these factors change, our estimates change and we could accrue different amounts for doubtful accounts in different accounting periods. At December 31, 2005, our allowance for doubtful accounts was approximately $22.1 million, or approximately 2.6% of the accounts receivable balance at December 31, 2005. The allowance for doubtful accounts, expressed as a percent of accounts receivable, was approximately 2.9% at December 31, 2004. Each 0.10% change in the ratio of allowance for doubtful accounts to accounts receivable would impact bad debt expense by approximately $867,000.

Employee Benefit Plan Costs – We provide a range of benefits including pension and postretirement benefits to our eligible employees and retirees. We record annual amounts relating to these plans based on calculations specified by generally accepted accounting principles, which include various actuarial assumptions, such as discount rates, assumed investment rates of return, compensation increases, employee turnover rates and health care cost trend rates. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when it is deemed appropriate. As required by generally accepted accounting principles, the effect of the modifications is generally recorded and amortized over future periods. Different assumptions could result in the recognition of different amounts of expense over different periods of time.

Substantially all of our qualified pension plans are consolidated into one master trust. We retained investment consultants to assist our Investment Committee with the transition of the plans' assets to the master trust and to help our Investment Committee formulate a long-term investment policy for the newly established master trust. Our current asset mix guidelines under the investment policy target equities at 65% to 75% of the portfolio and fixed income at 25% to 35%. At December 31, 2005, our master trust was invested as follows: equity securities and limited partnerships – 71%; fixed income securities – 27%; and cash and cash equivalents – 2%.

We determine our expected long-term rate of return based on our expectations of future returns for the pension plan's investments based on target allocations of the pension plan's investments. Additionally, we consider the weighted average return of a capital markets model that was developed by the plans' investment consultants and historical returns on comparable equity, debt and other investments. The resulting weighted average expected long-term rate of return on plan assets is 8.5%.

While a number of the key assumptions related to our qualified pension plans are long-term in nature, including assumed investment rates of return, compensation increases, employee turnover rates and mortality rates, generally accepted accounting principles require that our discount rate assumption reflect current market conditions. As such, our discount rate likely will change more frequently than in prior years. The discount rate utilized to determine our estimated future benefit obligations remained the same at 5.75% at December 31, 2004 and 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations

A 0.25% reduction in the assumed rate of return on plan assets or a 0.25% reduction in the discount rate would increase our annual pension expense by approximately $470,000 and $360,000, respectively. In addition, a 1% increase in assumed healthcare costs trends would increase the aggregate annual post retirement medical expense by approximately $161,000.

Goodwill and Intangible Assets – Our goodwill and intangible assets totaled $3.61 billion as of December 31, 2005 resulting primarily from acquisitions. Upon acquisition, the purchase price is first allocated to identifiable assets and liabilities, including trademarks and customer-related intangible assets, with any remaining purchase price recorded as goodwill. Goodwill and trademarks with indefinite lives are not amortized.

We believe that a trademark has an indefinite life if it has sufficient market share and a history of strong sales and cash flow performance that we expect to continue for the foreseeable future. If these perpetual trademark criteria are not met, the trademarks are amortized over their expected useful lives, which generally range from five to 40 years. Determining the expected life of a trademark requires considerable management judgment and is based on an evaluation of a number of factors including the competitive environment, market share, trademark history and anticipated future trademark support.

Perpetual trademarks and goodwill are evaluated for impairment at least annually to ensure that future cash flows continue to exceed the related book value. A perpetual trademark is impaired if its book value exceeds its estimated fair value. Goodwill is evaluated for impairment if the book value of its reporting unit exceeds its estimated fair value. A reporting unit can be a segment or an operating division. If the fair value of an evaluated asset is less than its book value, the asset is written down to fair value based on its discounted future cash flows.

Amortizable intangible assets are only evaluated for impairment upon a significant change in the operating environment. If an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value, which is generally based on discounted future cash flows.

Considerable management judgment is necessary to evaluate the impact of operating changes and to estimate future cash flows. Assumptions used in our impairment evaluations, such as forecasted growth rates and our cost of capital, are consistent with our internal projections and operating plans.

We did not recognize any impairment charges for perpetual trademarks or goodwill during 2005.

Income Taxes – Deferred taxes are recognized for future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. We periodically estimate our probable tax obligations using historical experience in tax jurisdictions and informed judgments. There are inherent uncertainties related to the interpretations of tax regulations in the jurisdictions in which we operate. These judgments and estimates made at a point in time may change based on the outcome of tax audits and changes to or further interpretations of regulations. If such changes take place, there is a risk that our tax rate may increase or decrease in any period, which could have an impact on our earnings. Future business results may affect deferred tax liabilities or the valuation of deferred tax assets over time. Our valuation allowance decreased $481,000 in 2005 in anticipation of the expected realization of net operating loss carryforwards that were previously reserved.

Insurance Accruals – We retain selected levels of property and casualty risks, primarily related to employee health care, workers' compensation claims and other casualty losses. Many of these potential losses are covered under conventional insurance programs with third-party carriers with high deductible limits. In other areas, we are self-insured with stop-loss coverages. Accrued liabilities for incurred but not reported losses related to these retained risks are calculated based upon loss development factors which contemplate a number of variables including claims history and expected trends. These loss development factors are developed by us in consultation with external insurance brokers and actuaries. At December 31, 2005 and 2004, we recorded accrued liabilities related to these retained risks of $161.2 million and $143.0 million, respectively, including both current and long-term liabilities.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements – The FASB issued FIN 47,"Accounting for Conditional Asset Retirement Obligations" in March 2005. This Interpretation clarifies the term "conditional asset retirement obligation" as used in FASB Statement of Financial Accounting Standards ("SFAS") No. 143,"Accounting for Asset Retirement Obligations," and also clarifies when an entity should have sufficient information to reasonably estimate the fair value of an asset retirement obligation. We adopted this standard during the fourth quarter of 2005. We recognized expense of $1.6 million, net of tax, in 2005 as a cumulative change in accounting principle as a result of adopting the standard. See Note 5 to our Consolidated Financial Statements for additional information.

Recently Issued Accounting Pronouncements – The FASB issued SFAS No. 123(R),"Share-Based Payment" in December 2004. It will require the cost of employee compensation paid with equity instruments to be measured based on grant-date fair values. That cost will be recognized over the vesting period. SFAS No. 123(R) became effective for us in the first quarter of 2006. As permitted under the Statement we will adopt the provisions of SFAS No. 123(R) retroactively. The historical pro forma expense we have reported will be the expense applied for our retroactive adoption of the Statement. Refer to the section titled "Stock-Based Compensation" in Note 1 to our Consolidated Financial Statements for an illustration of the pro forma impact of expensing our stock options in the historical periods.

In November 2004, the FASB issued SFAS No. 151,"Inventory Costs – an Amendment of ARB No. 43, Chapter 4." SFAS No. 151, which is effective for inventory costs incurred during years beginning after June 15, 2005, clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material, requiring that those items be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads be based on the normal capacity of the production facilities. The adoption of this standard will not have a material impact on our Consolidated Financial Statements.

In December 2004, FASB issued SFAS No. 153,"Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29." SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal years beginning after June 15, 2005. SFAS No. 153 eliminates the rule in APB No. 29 which excluded from fair value measurement exchanges of similar productive assets. Instead SFAS No. 153 excludes from fair value measurement exchanges of nonmonetary assets that do not have commercial substance. We do not believe the adoption of this standard will have a material impact on our Consolidated Financial Statements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Fluctuations

In order to reduce the volatility of earnings that arises from changes in interest rates, we manage interest rate risk through the use of interest rate swap agreements. These swap agreements provide hedges for loans under our senior credit facility by limiting or fixing the LIBOR interest rates specified in the senior credit facility at the interest rates noted below until the indicated expiration dates.

The following table summarizes our various interest rate swap agreements as of December 31, 2005:

Fixed Interest Rates (In millions)	Expiration Date	Notional Amounts
3.65% to 6.78%	December 2006	$625
4.81% to 4.84%	December 2007	500
4.07% to 4.27%	December 2010	500

The following table summarizes our various interest rate swap agreements as of December 31, 2004:

Fixed Interest Rates (In millions)	Expiration Date	Notional Amounts
5.20% to 6.74%	December 2005	$400
3.65% to 6.78%	December 2006	375

We are exposed to market risk under these arrangements due to the possibility of interest rates on our credit facilities falling below the rates on our interest rate derivative agreements. We incurred $8.5 million of additional interest expense, net of taxes, during 2005 as a result of interest rates on our variable rate debt falling below the agreed-upon interest rate on our existing swap agreements. Credit risk under these arrangements is remote because the counter parties to our interest rate derivative agreements are major financial institutions.

A majority of our debt obligations are currently at variable rates. We have performed a sensitivity analysis assuming a hypothetical 10% adverse movement in interest rates. As of December 31, 2005, the analysis indicated that such interest rate movement would not have a material effect on our financial position, results of operations or cash flows. However, actual gains and losses in the future may differ materially from that analysis based on changes in the timing and amount of interest rate movement and our actual exposure and hedges.

Foreign Currency

We are exposed to foreign currency risk due to operating cash flows and various financial instruments that are denominated in foreign currencies. Our most significant foreign currency exposures relate to the euro and the British pound. We have performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign currency exchange rates. As of December 31, 2005 and 2004, the analysis indicated that such foreign currency exchange rate change would not have a material effect on our financial position, results of operations or cash flows.

Butterfat

Our Dairy Group utilizes a significant amount of butterfat to produce Class II products. This butterfat is acquired through the purchase of raw milk and bulk cream. Butterfat acquired in raw milk is priced based on the Class II butterfat price in federal orders, which is announced near the end of the applicable month. The Class II butterfat price can generally be tied to the pricing of AA butter traded on the Chicago Mercantile Exchange ("CME"). The cost of butterfat acquired in bulk cream is typically based on a multiple of the AA butter price on the CME. From time to time, we purchase butter futures and butter inventory in an effort to better manage our butterfat cost in Class II products. Futures contracts are marked to market in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," and physical inventory is valued at the lower of cost or market. We are exposed to market risk under these arrangements if the cost of butter falls below the cost that we have agreed to pay in a futures contract or that we actually paid for the physical inventory and we are unable to pass on the difference to our customers. At this time we believe that potential losses due to butterfat hedging activities would not have a material impact on our consolidated financial position, results of operations or operating cash flow.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Dean Foods Company
Dallas, Texas

We have audited the accompanying consolidated balance sheets of Dean Foods Company and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dean Foods Company and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2005 the Company changed its method of accounting for conditional asset retirement obligations to conform to Financial Accounting Standards Board Interpretation No. 47.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2006, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Dallas, Texas
March 8, 2006

Consolidated Balance Sheets

(Dollars in thousands, except share data)	December 31 2005	2004
Assets		
Current assets:		
Cash and cash equivalents	$ 25,120	$ 27,407
Receivables, net of allowance for doubtful accounts of $22,120 and $24,093	867,398	828,754
Inventories	380,209	365,403
Deferred income taxes	137,776	143,079
Prepaid expenses and other current assets	66,465	72,439
Total current assets	1,476,968	1,437,082
Property, plant and equipment	1,874,486	1,813,284
Goodwill	3,014,879	3,100,446
Identifiable intangible and other assets	684,551	672,852
Assets of discontinued operations	–	732,704
Total	$7,050,884	$7,756,368
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 983,805	$ 869,163
Income taxes payable	45,282	40,000
Current portion of long-term debt	108,243	141,012
Total current liabilities	1,137,330	1,050,175
Long-term debt	3,328,592	3,110,716
Deferred income taxes	487,247	483,540
Other long-term liabilities	225,636	322,378
Liabilities of discontinued operations	–	125,960
Commitments and contingencies (Note 18)		
Stockholders' equity:		
Preferred stock, none issued		
Common stock 134,209,190 and 149,222,997 shares issued and outstanding, with a par value of $0.01 per share	1,342	1,492
Additional paid-in capital	702,120	1,308,172
Retained earnings	1,194,550	1,359,632
Accumulated other comprehensive income (loss)	(25,933)	(5,697)
Total stockholders' equity	1,872,079	2,663,599
Total	$7,050,884	$7,756,368

See Notes to Consolidated Financial Statements.

Consolidated Statements of Income

(Dollars in thousands, except share data)	Year Ended December 31 2005	2004	2003
Net sales	$10,505,560	$10,036,277	$8,390,985
Cost of sales	7,919,252	7,641,368	6,214,729
Gross profit	2,586,308	2,394,909	2,176,256
Operating costs and expenses:			
Selling and distribution	1,561,688	1,450,480	1,290,728
General and administrative	372,750	333,179	304,422
Amortization of intangibles	6,196	5,173	3,605
Facility closing and reorganization costs	38,583	24,575	11,787
Other operating income	–	(5,899)	(68,719)
Total operating costs and expenses	1,979,217	1,807,508	1,541,823
Operating income	607,091	587,401	634,433
Other (income) expense:			
Interest expense	168,984	198,900	173,945
Financing charges on trust issued preferred securities	–	–	14,164
Equity in earnings of unconsolidated affiliates	–	–	(244)
Other income, net	(789)	(370)	(2,530)
Total other expense	168,195	198,530	185,335
Income from continuing operations before income taxes	438,896	388,871	449,098
Income taxes	166,423	149,710	173,559
Income from continuing operations	272,473	239,161	275,539
Gain on sale of discontinued operations, net of tax	38,763	–	–
Income from discontinued operations, net of tax	17,847	46,213	80,164
Income before cumulative effect of accounting change	329,083	285,374	355,703
Cumulative effect of accounting change, net of tax	(1,552)	–	–
Net income	$ 327,531	$ 285,374	$ 355,703
Average common shares:			
Basic	146,673,322	154,635,979	145,201,412
Diluted	153,438,636	160,704,576	160,695,670
Basic earnings per common share:			
Income from continuing operations	$ 1.86	$ 1.55	$ 1.90
Gain on sale of discontinued operations	0.26	–	–
Income from discontinued operations	0.12	0.30	0.55
Cumulative effect of accounting change	(0.01)	–	–
Net income	$ 2.23	$ 1.85	$ 2.45
Diluted earnings per common share:			
Income from continuing operations	$ 1.78	$ 1.49	$ 1.77
Gain on sale of discontinued operations	0.25	–	–
Income from discontinued operations	0.11	0.29	0.50
Cumulative effect of accounting change	(0.01)	–	–
Net income	$ 2.13	$ 1.78	$ 2.27

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(Dollars in thousands, except share data)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Other Retained Earnings	Accumulated Total Comprehensive Income (Loss)	Stockholders' Equity	Comprehensive Income
Balance, January 1, 2003	132,961,440	$1,330	$ 979,113	$ 718,555	$(55,705)	$1,643,293	
Issuance of common stock	5,798,235	58	121,592	–	–	121,650	
Exchange of trust issued preferred securities	22,901,839	229	582,757	–	–	582,986	
Purchase and retirement of treasury stock	(6,668,300)	(67)	(185,437)	–	–	(185,504)	
Net income	–	–	–	355,703	–	355,703	$355,703
Other comprehensive income (Note 12):							
Change in fair value of derivative instruments	–	–	–	–	(7,650)	(7,650)	(7,650)
Amounts reclassified to income statement related to derivatives	–	–	–	–	25,610	25,610	25,610
Cumulative translation adjustment	–	–	–	–	18,247	18,247	18,247
Minimum pension liability adjustment	–	–	–	–	(10,356)	(10,356)	(10,356)
Comprehensive income							$381,554
Balance, December 31, 2003	154,993,214	1,550	1,498,025	1,074,258	(29,854)	2,543,979	
Issuance of common stock	3,539,783	35	86,437	–	–	86,472	
Horizon Organic stock option conversion	–	–	20,635	–	–	20,635	
Purchase and retirement of treasury stock	(9,310,000)	(93)	(296,925)	–	–	(297,018)	
Net income	–	–	–	285,374	–	285,374	$285,374
Other comprehensive income (Note 12):							
Change in fair value of derivative instruments	–	–	–	–	(717)	(717)	(717)
Amounts reclassified to income statement related to derivatives	–	–	–	–	20,723	20,723	20,723
Cumulative translation adjustment	–	–	–	–	17,313	17,313	17,313
Minimum pension liability adjustment					(13,162)	(13,162)	(13,162)
Comprehensive income							$309,531
Balance, December 31, 2004	149,222,997	1,492	1,308,172	1,359,632	(5,697)	2,663,599	
Issuance of common stock	3,867,493	39	93,637	–	–	93,676	
Share dividend of TreeHouse common stock	–	–	–	(492,613)	–	(492,613)	
Purchase and retirement of treasury stock	(18,881,300)	(189)	(699,689)	–	–	(699,878)	
Net income	–	–	–	327,531	–	327,531	$327,531
Other comprehensive income (Note 12):							
Change in fair value of derivative instruments	–	–	–	–	11,290	11,290	11,290
Amounts reclassified to income statement related to derivatives	–	–	–	–	8,510	8,510	8,510
Cumulative translation adjustment	–	–	–	–	(28,220)	(28,220)	(28,220)
Minimum pension liability adjustment	–	–	–	–	(11,816)	(11,816)	(11,816)
Comprehensive income							$307,295
Balance, December 31, 2005	134,209,190	$1,342	$ 702,120	$1,194,550	$(25,933)	$1,872,079	

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(In thousands)	2005	2004	2003
	Year Ended December 31		
Cash flows from operating activities:			
Net income	$ 327,531	$ 285,374	$ 355,703
Income from discontinued operations	(17,847)	(46,213)	(80,164)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	221,291	206,589	176,668
(Gain) loss on disposition of assets	1,460	4,403	(1,940)
Gain on sale of discontinued operations	(38,763)	–	–
Gain on sale of operations	–	(122)	(66,168)
Equity in earnings of unconsolidated affiliates	–	–	(244)
Cumulative effect of accounting change	1,552	–	–
Write-down of impaired assets	11,978	5,385	3,093
Deferred income taxes	38,042	135,451	122,477
Tax savings on equity compensation	20,614	18,526	26,380
Costs related to early extinguishment of debt	–	32,613	–
Other	(2,699)	360	(6,168)
Changes in operating assets and liabilities, net of acquisitions:			
Receivables	(37,657)	(84,566)	(66,570)
Inventories	(16,001)	(53,791)	(11,526)
Prepaid expenses and other assets	19,217	(3,421)	19,746
Accounts payable and accrued expenses	49,440	(69,882)	(72,031)
Income taxes payable	(37,139)	(9,974)	27,893
Net cash provided by continuing operations	541,019	420,732	427,149
Net cash provided by discontinued operations	18,641	107,865	97,621
Net cash provided by operating activities	559,660	528,597	524,770
Cash flows from investing activities:			
Additions to property, plant and equipment	(306,837)	(333,804)	(271,576)
Cash outflows for acquisitions and investments	(1,784)	(400,035)	(233,997)
Net proceeds from divestitures	189,862	–	89,950
Proceeds from sale of fixed assets	8,914	10,617	11,807
Net cash used in continuing operations	(109,845)	(723,222)	(403,816)
Net cash used in discontinued operations	(7,875)	(23,349)	(32,357)
Net cash used in investing activities	(117,720)	(746,571)	(436,173)
Cash flows from financing activities:			
Proceeds from issuance of debt	290,552	1,658,846	349,680
Repayment of debt	(114,837)	(1,216,964)	(322,382)
Payments of deferred financing costs	(4,279)	(9,801)	(5,200)
Issuance of common stock, net of expenses	73,062	67,946	95,270
Purchase of common stock	(699,878)	(297,018)	(199,521)
Redemption of trust issued preferred securities	–	–	(2,420)
Net cash provided by (used in) continuing operations	(455,380)	203,009	(84,573)
Net cash provided by (used in) discontinued operations	11,153	(3,665)	(309)
Net cash provided by (used in) financing activities	(444,227)	199,344	(84,882)
Increase (decrease) in cash and cash equivalents	(2,287)	(18,630)	3,715
Cash and cash equivalents, beginning of period	27,407	46,037	42,322
Cash and cash equivalents, end of period	$ 25,120	$ 27,407	$ 46,037

See Notes to Consolidated Financial Statements.

1. Summary of Significant Accounting Policies

Nature of Our Business – We are a leading food and beverage company. Our Dairy Group is the largest processor and distributor of milk and various other dairy products in the United States. The Dairy Group sells its products under a variety of local and regional brands and under private labels. Our WhiteWave Foods Company manufactures, markets and sells a variety of well-known soy, dairy and dairy-related nationally branded products such as *Silk*® soymilk and cultured soy products, *Horizon Organic*® dairy products, *International Delight*® coffee creamers and *LAND O LAKES*® creamers and fluid dairy products. Our International Group is one of the largest processors and distributors of fluid milk in Spain and Portugal.

Basis of Presentation – Our Consolidated Financial Statements include the accounts of our wholly-owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

On June 27, 2005, we completed the spin-off ("Spin-off") of our indirect majority owned subsidiary TreeHouse Foods, Inc. ("TreeHouse"). Immediately prior to the Spin-off, we transferred to TreeHouse (1) the businesses previously conducted by our Specialty Foods Group segment, (2) the *Mocha Mix*® and *Second Nature*® businesses previously conducted by WhiteWave Foods Company, and (3) the foodservice salad dressings businesses previously conducted by the Dairy Group and WhiteWave Foods Company. In August 2005, we completed the sale of our *Marie's*® dips and dressings and *Dean's*® dips businesses to Ventura Foods. In our Consolidated Financial Statements for the years ended 2004 and 2003, the businesses transferred to TreeHouse and the Marie's dips and dressings and Dean's dips businesses have been reclassified as discontinued operations.

Use of Estimates – The preparation of our Consolidated Financial Statements in conformity with generally accepted accounting principles ("GAAP") requires us to use our judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from these estimates under different assumptions or conditions.

Cash Equivalents – We consider temporary cash investments with an original maturity of three months or less to be cash equivalents.

Inventories – Inventories are stated at the lower of cost or market. Our products are valued using the first-in, first-out ("FIFO") method. The costs of finished goods inventories include raw materials, direct labor and indirect production and overhead costs.

Property, Plant and Equipment – Property, plant and equipment are stated at acquisition cost, plus capitalized interest on borrowings during the actual construction period of major capital projects. Also included in property, plant and equipment are certain direct costs related to the implementation of computer software for internal use. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets, as follows:

Asset	Useful Life
Buildings and improvements	7 to 40 years
Machinery and equipment	3 to 20 years

We perform impairment tests when circumstances indicate that the carrying value may not be recoverable. Capitalized leases are amortized over the shorter of their lease term or their estimated useful lives. Expenditures for repairs and maintenance, which do not improve or extend the life of the assets, are expensed as incurred.

Intangible and Other Assets – Identifiable intangible assets are amortized over their estimated useful lives as follows:

Asset	Useful Life
Customer relationships	Straight-line method over 5 to 15 years
Customer supply contracts	Straight-line method over the terms of the agreements
Trademarks/trade names	Straight-line method over 5 to 40 years
Noncompetition agreements	Straight-line method over the terms of the agreements
Patents	Straight-line method over 15 years
Deferred financing costs	Interest method over the terms of the related debt

Effective January 1, 2002, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, goodwill and other intangible assets determined to have indefinite useful lives are no longer amortized. Instead, we now conduct impairment tests on our goodwill, trademarks and other intangible assets with indefinite lives annually and when circumstances indicate that the carrying value may not be recoverable. To determine whether an impairment exists, we use present value techniques.

Foreign Currency Translation – The financial statements of our foreign subsidiaries are translated to U.S. dollars in accordance with the provisions of SFAS No. 52, "Foreign Currency Translation." The functional currency of our foreign subsidiaries is generally the local currency of the country. Accordingly, assets and liabilities of the foreign subsidiaries are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at the average rates prevailing during the year. Changes in exchange rates that affect cash flows and the related receivables or payables are recognized as transaction gains and losses in the determination of net income. The cumulative translation adjustment in stockholders' equity reflects the unrealized adjustments resulting from translating the financial statements of our foreign subsidiaries.

Stock-Based Compensation – We have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for our stock options. All options granted to date have been to employees, officers and directors. No compensation expense has been recognized as the stock options were granted at exercise prices that were at or above market value at the grant date. Compensation expense for grants of stock units ("SUs") is recognized over the vesting period. See Note 11 for more information about our stock option and SU programs. Had compensation expense been determined for stock option grants using fair value methods provided for in SFAS No. 123, "Accounting for Stock-Based Compensation," our pro forma net income and net income per common share would have been the amounts indicated below:

(In thousands, except share data)	Year Ended December 31 2005	2004	2003
Net income, as reported	$327,531	$285,374	$355,703
Add: Stock-based compensation expense included in reported net income, net of tax	11,275	3,628	2,396
Less: Stock-based compensation expense determined under fair value-based methods for all awards, net of tax	(30,152)	(35,281)	(36,614)
Pro forma net income	$308,654	$253,721	$321,485
Net income per share:			
Basic – as reported	$ 2.23	$ 1.85	$ 2.45
– pro forma	2.10	1.64	2.21
Diluted – as reported	2.13	1.78	2.27
– pro forma	2.01	1.58	2.06
Stock option share data:			
Stock options granted during period	2,466,594	2,392,658	3,508,667
Weighted average option fair value	$ 8.13	$ 8.87	$ 11.61
SU data:			
SUs granted during period	459,050	475,750	806,800
Weighted average unit fair value	$ 32.74	$ 31.59	$ 25.06

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

The fair value of each stock option grant is calculated using the Black-Scholes option pricing model, with the following assumptions:

	2005	2004	2003
Expected volatility	25%	25%	37 to 38%
Expected dividend yield	0%	0%	0%
Expected option term	4.5 years	5 years	7 years
Risk-free rate of return	3.63 to 4.27%	2.98 to 3.81%	3.03 to 4.00%

Sales Recognition and Accounts Receivable – Sales are recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, the product has been shipped to the customer and there is a reasonable assurance of collection of the sales proceeds. In accordance with Emerging Issues Task Force ("EITF") 01-09, "Accounting for Consideration Given by a Vendor to a Customer," sales are reduced by certain sales incentives, some of which are recorded by estimating expense based on our historical experience. We provide credit terms to customers generally ranging up to 30 days, perform ongoing credit evaluation of our customers and maintain allowances for potential credit losses based on historical experience. Estimated product returns, which have not been material, are deducted from sales at the time of shipment.

Income Taxes – All of our wholly-owned U.S. operating subsidiaries are included in our consolidated tax return. In addition, our proportional share of the operations of our former majority-owned subsidiaries and certain of our equity method affiliates, all of which are organized as limited liability companies or limited partnerships, are included in our consolidated tax return. Our foreign subsidiaries are required to file separate income tax returns in their local jurisdictions. Certain distributions from these subsidiaries are subject to U.S. income taxes; however, available tax credits of these subsidiaries may reduce or eliminate these U.S. income tax liabilities. Other foreign earnings are expected to be reinvested indefinitely. At December 31, 2005, no provision had been made for U.S. federal or state income tax on approximately $26.0 million of accumulated foreign earnings.

Deferred income taxes are provided for temporary differences between amounts recorded in the Consolidated Financial Statements and tax bases of assets and liabilities using current tax rates. Deferred tax assets, including the benefit of net operating loss carry-forwards, are evaluated based on the guidelines for realization and are reduced by a valuation allowance if deemed necessary.

Advertising Expense – Advertising expense is comprised of media, agency, coupon, trade shows and other promotional expenses. Advertising expenses are charged to income during the period incurred, except for expenses related to the development of a major commercial or media campaign which are charged to income during the period in which the advertisement or campaign is first presented by the media. Advertising expenses charged to income totaled $96.6 million in 2005, $116.5 million in 2004 and $105.5 million in 2003. Additionally, prepaid advertising costs were $4.9 million and $3.6 million at December 31, 2005 and 2004, respectively.

Shipping and Handling Fees – Our shipping and handling costs are included in both cost of sales and selling and distribution expense, depending on the nature of such costs. Shipping and handling costs included in cost of sales reflect inventory warehouse costs and product loading and handling costs. Our Dairy Group includes costs associated with transporting finished products from our manufacturing facilities to our own distribution warehouses within cost of sales while WhiteWave Foods Company includes these costs in selling and distribution expense. Shipping and handling costs included in selling and distribution expense consist primarily of route delivery costs for both company-owned delivery routes and independent distributor routes, to the extent that such independent distributors are paid a delivery fee, and the cost of shipping products to customers through third party carriers. Shipping and handling costs that were recorded as a component of selling and distribution expense were approximately $1.20 billion, $1.11 billion and $973.4 million during 2005, 2004 and 2003, respectively.

Insurance Accruals – We retain selected levels of property and casualty risks, primarily related to employee health care, workers' compensation claims and other casualty losses. Many of these potential losses are covered under conventional insurance programs with third party carriers with high deductible limits. In other areas, we are self-insured with stop-loss coverages. Accrued liabilities for incurred but not reported losses related to these retained risks are calculated based upon loss development factors which contemplate a number of factors including claims history and expected trends. These loss development factors are developed by us in consultation with external insurance brokers and actuaries.

Facility Closing and Reorganization Costs – We have an on-going facility closing and reorganization strategy. We record facility closing and reorganization charges when we have identified a facility for closure or other reorganization opportunity, developed a plan and notified the affected employees.

Comprehensive Income – We consider all changes in equity from transactions and other events and circumstances, except those resulting from investments by owners and distributions to owners, to be comprehensive income.

Stock Split – On June 9, 2003, we effected a three-for-two split of our common stock. All share numbers contained in our Consolidated Financial Statements and in these Notes have been adjusted for all periods to reflect the stock splits.

Recently Adopted Accounting Pronouncements – The Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. ("FIN") 47, "Accounting for Conditional Asset Retirement Obligations" in March 2005. This Interpretation clarifies the term "conditional asset retirement obligation" as used in FASB Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," and also clarifies when an entity should have sufficient information to reasonably estimate the fair value of an asset retirement obligation. We adopted this standard in the fourth quarter of 2005. We recognized expense of $1.6 million, net of tax, as a cumulative change in accounting principal as a result of adopting the Standard. See Note 5 for additional information.

Recently Issued Accounting Pronouncements – The FASB issued SFAS No. 123(R), "Share-Based Payment" in December 2004. It will require the cost of employee compensation paid with equity instruments to be measured based on grant-date fair values. That cost will be recognized over the vesting period. SFAS No. 123(R) became effective for us in the first quarter of 2006. As permitted under the Statement we will adopt the provisions of SFAS No. 123(R) retroactively. The historical pro forma expense we have reported will be the expense applied for our retroactive adoption of the Statement.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – an Amendment of ARB No. 43, Chapter 4." SFAS No. 151, which is effective for inventory costs incurred during years beginning after June 15, 2005, clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material, requiring that those items be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads be based on the normal capacity of the production facilities. The adoption of this standard will not have a material impact on our Consolidated Financial Statements.

In December 2004, FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29." SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal years beginning after June 15, 2005. SFAS No. 153 eliminates the rule in APB No. 29 which excluded from fair value measurement exchanges of similar productive assets. Instead SFAS No. 153 excludes from fair value measurement exchanges of nonmonetary assets that do not have commercial substance. We do not believe the adoption of this standard will have a material impact on our Consolidated Financial Statements.

Reclassifications – Certain reclassifications have been made to conform the prior years' Consolidated Financial Statements to the current year classifications.

2. Acquisitions, Divestitures and Discontinued Operations

General

We completed the acquisitions of 23 businesses during 2005, 2004 and 2003. All of these acquisitions were funded with cash flows from operations and borrowings under our credit facility and our accounts receivables-backed facility.

All acquisitions were accounted for using the purchase method of accounting as of their respective acquisition dates, and accordingly, only the results of operations of the acquired companies subsequent to their respective acquisition dates are included in our Consolidated Financial

Statements. At the acquisition date, the purchase price was allocated to assets acquired, including identifiable intangibles, and liabilities assumed based on their fair market values. The excess of the total purchase prices over the fair values of the net assets acquired represented goodwill. In connection with the acquisitions, assets were acquired and liabilities were assumed as follows:

	Year Ended December 31		
(In thousands)	2005	2004	2003
Purchase prices:			
Cash paid, net of cash acquired(1)	$2,312	$ 400,035	$233,997
Forgiveness of debt	1,051	–	–
Total purchase prices	3,363	400,035	233,997
Fair value of net assets acquired:			
Assets acquired	2,114	259,610	97,633
Liabilities assumed	(782)	(165,809)	(28,942)
Total fair value of net assets acquired	1,332	93,801	68,691
Goodwill	$2,031	$ 306,234	$165,306

(1) In 2005, excludes a net amount of $528,000 received in 2005 related to 2004 acquisitions.

ACQUISITIONS

2005 Acquisitions

During 2005, our Dairy Group completed several small acquisitions for an aggregate purchase price of $3.4 million.

2004 Acquisitions

MILK PRODUCTS OF ALABAMA – On October 15, 2004, our Dairy Group acquired Milk Products of Alabama, a dairy manufacturer based in Decatur, Alabama. Milk Products of Alabama had net sales of approximately $34 million in 2003. As a result of this acquisition, we expanded our production capabilities in the southeastern United States, allowing us to better serve our customers. Milk Products of Alabama's results of operations are now included in the Morningstar division of our Dairy Group. We paid approximately $23.2 million for the purchase of Milk Products of Alabama, including costs of acquisition, and funded the purchase price with borrowings under our senior credit facility.

TIGER FOODS – On May 31, 2004, Leche Celta, our Spanish subsidiary, acquired Tiger Foods, a dairy processing business with one facility located in Avila, Spain. Tiger Foods, which had net sales of approximately $29 million in 2003, manufactures and distributes branded and private label UHT milk and dairy-based drinks throughout Spain, with an emphasis in the southern and central regions. Tiger Foods' operations complement our Spanish operations and this acquisition has allowed us to reduce our transportation costs for raw milk and finished products due to their geographic proximity to our raw milk suppliers and certain customers. We paid approximately $21.9 million for the purchase of the company, all of which was funded with borrowings under our senior credit facility.

SOY PROCESSING FACILITY – On April 5, 2004, our WhiteWave Foods Company acquired a soy processing and packaging plant located in Bridgeton, New Jersey. Prior to the acquisition, the previous owner of the facility co-packed *Silk* products for us at the facility. As a result of the acquisition, we increased our in-house processing and packaging capabilities for our soy products, resulting in cost reductions. We paid approximately $25.7 million for the purchase of the facility, all of which was funded using borrowings under our senior credit facility.

LAND O'LAKES EAST – In 2002, we purchased a perpetual license to use the *LAND O LAKES®* brand on certain dairy products nationally, excluding cheese and butter. This perpetual license was subject, however, to a pre-existing sublicense entitling a competitor to manufacture and sell cream, sour cream and whipping cream in certain channels in the eastern United States. Effective March 31, 2004, WhiteWave Foods Company acquired that sublicense and certain customer relationships of the sublicensee ("Land O'Lakes East") for an aggregate purchase price of approximately $17 million, all of which was funded using borrowings under our senior credit facility. We now have the exclusive right to use the *LAND O LAKES®* brand on certain dairy products (other than cheese and butter) throughout the entire United States.

Ross Swiss Dairies – On January 26, 2004, our Dairy Group acquired Ross Swiss Dairies, a dairy distributor based in Los Angeles, California, which had net sales of approximately $120 million in 2003. As a result of this acquisition, we increased the distribution capability of our Dairy Group in southern California, allowing us to better serve our customers. Ross Swiss Dairies historically purchased a significant portion of its products from other processors. The fluid dairy products distributed by Ross Swiss Dairies are now manufactured in our southern California facilities. We paid approximately $21.8 million, including transaction costs, for the purchase of Ross Swiss Dairies and funded the purchase price with borrowings under our receivables-backed facility.

Horizon Organic – On January 2, 2004, we completed the acquisition of the 87% of Horizon Organic Holding Corporation ("Horizon Organic") that we did not already own. Horizon Organic had sales of over $200 million during 2003. We already owned approximately 13% of the outstanding common stock of Horizon Organic as a result of investments made in 1998. Third-party co-packers, including us, historically manufactured all of Horizon Organic's products. During 2003, we produced approximately 27% of Horizon Organic's fluid dairy products. We also distributed Horizon Organic's products in several parts of the country. Horizon Organic is a leading branded organic foods company in the United States. Because organic foods are gaining popularity with consumers and because Horizon Organic's products offer consumers an alternative to our Dairy Group's traditional dairy products, we believe *Horizon Organic* is an important addition to our portfolio of brands. The aggregate purchase price for the 87% of Horizon Organic that we did not already own was approximately $287 million, including approximately $217 million of cash paid to Horizon Organic's stockholders, the repayment of approximately $40 million of borrowings under Horizon Organic's former credit facilities, and transaction expenses of approximately $9 million, all of which was funded using borrowings under our senior credit facility and our receivables-backed facility. In addition, each of the options to purchase Horizon Organic's common stock outstanding on January 2, 2004 was converted into an option to purchase .7301 shares of our stock, with an aggregate fair value of approximately $21 million. Beginning with the first quarter of 2004, Horizon Organic's financial results are reported in our WhiteWave Foods Company segment.

Other – During 2004, our Dairy Group completed several smaller acquisitions for an aggregate purchase price of $23.3 million.

2003 Acquisitions

Kohler Mix – On October 15, 2003, we acquired Kohler Mix Specialties, Inc., the dairy products division of Michael Foods, Inc. Kohler's product line consists primarily of private label ultra-pasteurized ice cream mixes, creamers and creams, sold primarily in the foodservice channel. Kohler is included in the Morningstar division of our Dairy Group segment. The acquisition of Kohler increased the Dairy Group's ultra-high temperature processing capacity, which we needed to meet the expanding needs of our WhiteWave Foods Company segment. Kohler had net sales of approximately $187.5 million for the 12 months ended August 31, 2003 and has three facilities located in White Bear Lake, Minnesota, Sulphur Springs, Texas and Newington, Connecticut. We paid approximately $158.6 million for the purchase of Kohler, all of which was funded using borrowings under our receivables-backed facility.

Melody Farms – On June 9, 2003, our Dairy Group acquired Melody Farms, LLC. Melody Farms, which is now a part of the East region of our Dairy Group, is a regional dairy processor based in Livonia, Michigan, that produced fluid dairy and ice cream products from two facilities in Michigan. Our acquisition of Melody Farms expanded our distribution reach and allows us to better serve our customers in the Michigan area. Melody Farms had net sales of approximately $116 million during the 12 months ended March 31, 2003. We paid approximately $52.7 million for Melody Farms, all of which was funded using borrowings under our receivables-backed facility.

Other – During 2003, our Dairy Group completed several small acquisitions for an aggregate purchase price of $22.6 million.

Divestitures

In order to more closely align both our assets and our management resources with our strategic direction, part of our strategy is to divest certain non-core assets. On July 31, 2003, we completed the sale of our frozen pre-whipped topping and frozen coffee creamer operations. We recorded a pre-tax gain on the sale of approximately $66.2 million. Also in July 2003, we sold certain Dairy Group delivery trucks and customer relationships in New York. The proceeds from the sale of businesses during 2003 were approximately $90 million.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

Discontinued Operations

SALE OF *MARIE'S* DIPS AND DRESSINGS AND *DEAN'S* DIPS – On August 22, 2005, we completed the sale of tangible and intangible assets related to the production and distribution of *Marie's* dips and dressings and *Dean's* dips to Ventura Foods. We also agreed to license the Dean trademark to Ventura Foods for use on certain non-dairy dips. The sales price was approximately $194 million. The sale of these brands was part of our strategy to focus on our core dairy and branded businesses.

SPIN-OFF OF TREEHOUSE – On January 25, 2005, we formed TreeHouse. At that time, TreeHouse sold shares of common stock to certain members of a newly retained management team, who purchased approximately 1.67% of the outstanding common stock of TreeHouse, for an aggregate purchase price of $10 million. The proceeds from this transaction were distributed to us as a dividend and are reflected within stockholders' equity in our Consolidated Balance Sheet.

On June 27, 2005, we completed the Spin-off. Immediately prior to the Spin-off, we transferred to TreeHouse (1) the businesses previously conducted by our Specialty Foods Group segment, (2) the *Mocha Mix* and *Second Nature* businesses previously conducted by WhiteWave Foods Company, and (3) the foodservice salad dressings businesses previously conducted by the Dairy Group and WhiteWave Foods Company. The Spin-off was effected by means of a share dividend of the TreeHouse common stock held by us to our stockholders of record on June 20, 2005 (the "Record Date"). In the distribution, our stockholders received one share of TreeHouse common stock for every five shares of our common stock held by them on the Record Date.

Prior to the Spin-off, we entered into certain agreements with TreeHouse to define our ongoing relationship. These arrangements include agreements that define our respective responsibilities for taxes, employee matters and all other liabilities and obligations related to the transferred businesses. In addition, we entered into a co-pack agreement under which we will continue to manufacture certain products for TreeHouse and TreeHouse will continue to manufacture certain products for us for a transitional period. Our anticipated future sales to and purchases from TreeHouse are not expected to be significant. Following the Spin-off, we have no ownership interest in TreeHouse.

Prior to the Spin-off, we transferred the obligation, net of estimated related plan assets, for pension and other postretirement benefit plans of transferred employees and retirees to TreeHouse. During the fourth quarter of 2005, we finalized the preliminary computations and transferred a portion of the plan assets related to such obligations. The remaining transfer of plan assets will be made in the first quarter of 2006.

Our financial statements have been reclassified to give effect to the businesses transferred to TreeHouse, as well as *Marie's* dips and dressings and *Dean's* dips businesses as discontinued operations.

Net sales and income before taxes generated by discontinued operations were as follows:

(In thousands)	Year Ended December 31 2005[1]	2004[1]	2003[1]
Net sales	$394,760	$786,008	$793,631
Income before taxes[2]	31,898	73,504	124,457

(1) All intercompany sales and expenses have been appropriately eliminated in the table.
(2) Corporate interest expense of $3.7 million, $5.6 million and $7.1 million in 2005, 2004 and 2003, respectively, was allocated to our *Marie's* dips and dressings and *Dean's* dips discontinued operations based on the ratio of our investment in discontinued operations to total debt and equity.

Major classes of assets and liabilities of discontinued operations included in our balance sheet at December 31, 2004 (in thousands) are as follows:

Current assets	$159,342
Goodwill	389,683
Other non-current assets	183,679
Current liabilities	56,252
Non-current liabilities	69,708

3. Investments in Unconsolidated Affiliates

Investment in Consolidated Container Company – We own an approximately 25% minority interest, on a fully diluted basis, in Consolidated Container Company ("CCC"), one of the nation's largest manufacturers of rigid plastic containers and our largest supplier of plastic bottles and bottle components. We have owned our minority interest since July 2, 1999, when we sold our U.S. plastic packaging operations to CCC.

Since July 2, 1999, our investment in CCC has been accounted for under the equity method of accounting. During 2001, due to a variety of operational difficulties, CCC consistently reported operating results that were significantly weaker than expected, which resulted in significant losses in the third and fourth quarters of 2001. As a result, by late 2001 CCC had become unable to comply with the financial covenants contained in its credit facility. We concluded that our investment was impaired and that the impairment was not temporary so we wrote off our remaining investment during the fourth quarter of 2001.

In 2002, we agreed to loan CCC $10 million of their $35 million financing requirements in exchange for cancellation of a pre-existing $10 million loan guaranty we provided to them, as well as, for the receipt of additional equity. Vestar Capital Partners, majority owner of CCC, loaned CCC the remaining $25 million. We were required to recognize a portion of CCC's 2002 losses, up to the amount of the loan. The loan was written off in its entirety in the fourth quarter of 2002. In 2004, in connection with a refinancing of CCC, our $10 million loan plus $1.9 million in accrued interest was repaid through the issuance of 11,938,056 Series B Preferred Units from CCC. The Series B Units are convertible into common shares or a combination of common shares and Series C Preferred Units, at various times and subject to certain conditions. This transaction had no impact on our 2004 consolidated statement of income.

Our investment in CCC has been recorded at $0 since we wrote-off our remaining investment in 2001.

Less than 1% of CCC is owned indirectly by Alan Bernon, President of our Dairy Group, and his brother Peter Bernon. Pursuant to our agreements with Vestar, we control two of the eight seats on CCC's Management Committee. We have supply agreements with CCC to purchase certain of our requirements for plastic bottles and bottle components from CCC. We spent approximately $324.1 million, $235.5 million and $167.9 million on products purchased from CCC for the years ended December 31, 2005, 2004 and 2003, respectively. In the fourth quarter of 2004, we purchased equipment previously owned and operated by CCC totaling $3.2 million.

Investment in Horizon Organic – At December 31, 2003, we had an approximately 13% interest in Horizon Organic. We accounted for this investment under the equity method of accounting. On January 2, 2004, we acquired the 87% of Horizon Organic that we did not already own and began consolidating Horizon Organic's results with our financial results. Our equity in earnings in Horizon Organic included in our consolidated statement of income for 2003 was income of $244,000.

Investment in Momentx – As of December 31, 2005 and 2004, we had an approximately 16% voting interest in Momentx, Inc. Our investment in Momentx at both December 31, 2005 and 2004 was $1.2 million. Momentx is the owner and operator of *dairy.com*, an online vertical exchange dedicated to the dairy industry. We account for this investment under the cost method of accounting. We spent approximately $444,000, $664,000 and $636,000 on products purchased from *dairy.com* for the years ended December 31, 2005, 2004 and 2003, respectively.

4. Inventories

(In thousands)	December 31	
	2005	2004
Raw materials and supplies	$167,615	$159,366
Finished goods	212,594	206,037
Total	$380,209	$365,403

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

5. Property, Plant and Equipment

(In thousands)	December 31 2005	2004
Land	$ 171,554	$ 161,519
Buildings and improvements	731,343	665,416
Machinery and equipment	1,863,312	1,744,114
	2,766,209	2,571,049
Less accumulated depreciation	(891,723)	(757,765)
Total	$1,874,486	$1,813,284

For 2005 and 2004, we capitalized $3.9 million and $3.3 million in interest related to borrowings during the actual construction period of major capital projects, which is included as part of the cost of the related asset.

In the fourth quarter of 2005 we adopted FIN No. 47, "Accounting for Conditional Asset Retirement Obligations." As a result of the adoption we increased the carrying value of our assets by $285,000, net of accumulated depreciation, and recognized asset retirement obligations of $2.8 million at December 31, 2005. We recognized $2.5 million ($1.6 million, net of tax) as a cumulative change in accounting principal in 2005 for depreciation expense on the increase in property, plant and equipment related to the anticipated removal costs of underground fuel storage tanks.

6. Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2004 are as follows:

(In thousands)	Dairy Group	WhiteWave Foods Company	Other	Total
Balance at December 31, 2003	$2,410,364	$307,059	$ 85,125	$2,802,548
Purchase accounting adjustments	(16,788)	(23)	–	(16,811)
Acquisitions	49,392	244,436	12,406	306,234
Currency changes and other	–	–	8,475	8,475
Balance at December 31, 2004	2,442,968	551,472	106,006	3,100,446
Purchase accounting adjustments	(44,156)	(29,375)	(87)	(73,618)
Acquisitions	2,031	–	–	2,031
Currency changes and other	–	–	(13,980)	(13,980)
Balance at December 31, 2005	$2,400,843	$522,097	$ 91,939	$3,014,879

Purchase accounting adjustments generally represent adjustments of the preliminary allocation of the purchase price to the fair values of assets and liabilities purchased in recent acquisitions. Included in the Dairy Group 2005 purchase accounting adjustments is $35.6 million related to the revision of tax attributes of assets from the Legacy Dean acquisition. Deferred tax liabilities were reduced by a similar amount. The adjustments to WhiteWave Foods Company in 2005 primarily represent the settlement of a contractual obligation in an amount less than previously estimated in the preliminary purchase price allocation. These adjustments have no impact on the Consolidated Statements of Income.

The gross carrying amount and accumulated amortization of our intangible assets other than goodwill as of December 31, 2005 and 2004 are as follows:

	December 31					
	2005			2004		
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets with indefinite lives:						
Trademarks	$534,482	$ (6,649)	$527,833	$537,636	$ (6,649)	$530,987
Intangible assets with finite lives:						
Customer-related	87,774	(21,552)	66,222	85,167	(14,884)	70,283
Total other intangibles	$622,256	$(28,201)	$594,055	$622,803	$(21,533)	$601,270

Amortization expense on intangible assets for the years ended December 31, 2005, 2004 and 2003 was $7.3 million, $5.5 million and $4.2 million, respectively. Estimated aggregate intangible asset amortization expense for the next five years is as follows:

2006	$7.2 million
2007	7.2 million
2008	7.0 million
2009	6.9 million
2010	6.8 million

Our goodwill and intangible assets have resulted primarily from acquisitions. Upon acquisition, the purchase price is first allocated to identifiable assets and liabilities, including trademarks and customer-related intangible assets, with any remaining purchase price recorded as goodwill. Goodwill and trademarks with indefinite lives are not amortized.

A trademark is recorded with an indefinite life if it has sufficient market share and a history of strong sales and cash flow performance that we expect to continue for the foreseeable future. If these perpetual trademark criteria are not met, the trademarks are amortized over their expected useful lives, which range from five to 40 years. Determining the expected life of a trademark is based on a number of factors including the competitive environment, market share, trademark history and anticipated future trademark support.

In accordance with SFAS No. 142, we conduct impairment tests of goodwill and intangible assets with indefinite lives annually in the fourth quarter or when circumstances arise that indicate a possible impairment might exist. If the fair value of an evaluated asset is less than its book value, the asset is written down to fair value based on its discounted future cash flows. Our 2005, 2004 and 2003 annual impairment test of goodwill indicated no impairments. Our 2005 and 2004 annual impairment test of intangibles with indefinite lives indicated no impairment; our 2003 impairment test resulted in an impairment of $2.3 million that was recorded for a trademark that we were no longer using.

Amortizable intangible assets are only evaluated for impairment upon a significant change in the operating environment. If an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value, which is based on discounted future cash flows.

7. Accounts Payable and Accrued Expenses

	December 31	
(In thousands)	2005	2004
Accounts payable	$554,276	$545,177
Payroll and benefits	149,498	113,509
Health insurance, workers' compensation and other insurance costs	85,250	59,465
Other accrued liabilities	194,781	151,012
Total	$983,805	$869,163

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

8. Income Taxes

The following table presents the 2005, 2004 and 2003 provisions for income taxes.

(In thousands)	Year Ended December 31 2005(1)	2004(2)	2003(3)
Federal	$109,883	$ 5,505	$ 26,153
State	14,216	3,240	11,763
Foreign and other	2,917	2,925	4,401
Deferred income taxes	39,407	138,040	131,242
Total	$166,423	$149,710	$173,559

(1) Excludes $56.4 million income tax expense related to discontinued operations and $900,000 income tax benefit related to cumulative effect of accounting change.
(2) Excludes $27.3 million income tax expense related to discontinued operations.
(3) Excludes $44.3 million income tax expense related to discontinued operations.

The following is a reconciliation of income taxes computed at the U.S. federal statutory tax rate to the income taxes reported in the Consolidated Statements of Income:

(In thousands)	Year Ended December 31 2005	2004	2003
Tax expense at statutory rates	$153,614	$136,106	$157,186
State income taxes	11,228	9,681	10,776
Change in valuation allowance	(481)	1,208	7,493
Nondeductible compensation	4,603	512	597
Favorable tax settlement	(1,709)	–	–
Other	(832)	2,203	(2,493)
Total	$166,423	$149,710	$173,559

The tax effects of temporary differences giving rise to deferred income tax assets and liabilities were:

(In thousands)	December 31 2005	2004
Deferred income tax assets:		
Net operating loss carryforwards	$ 11,528	$ 14,320
Asset valuation reserves	11,121	13,581
Accrued liabilities	182,715	173,948
State and foreign tax credits	15,193	9,379
Interest rate hedges	(8,333)	2,498
	212,224	213,726
Deferred income tax liabilities:		
Depreciation and amortization	(516,243)	(511,069)
Basis differences in unconsolidated affiliates	(25,821)	(23,809)
Valuation allowances	(14,280)	(14,765)
Other	(5,351)	(4,544)
	(561,695)	(554,187)
Net deferred income tax liability	$(349,471)	$(340,461)

These net deferred income tax assets (liabilities) are classified in our consolidated balance sheets as follows:

(In thousands)	December 31 2005	2004
Current assets	$ 137,776	$ 143,079
Noncurrent liabilities	(487,247)	(483,540)
Total	$(349,471)	$(340,461)

At December 31, 2005, we had approximately $4.7 million of federal tax credits available for carryover to future years. The credits are subject to certain limitations and will expire beginning in 2010.

A valuation allowance of $14.3 million has been established because we believe it is more likely than not that all of the deferred tax assets relating to state net operating loss and credit carryforwards, foreign tax credit carryforwards and capital loss carryforwards will not be realized prior to the date they are scheduled to expire.

9. Long-Term Debt

	December 31			
	2005		2004	
(Dollars in thousands)	Amount Outstanding	Interest Rate	Amount Outstanding	Interest Rate
Senior credit facility	$2,258,600	5.16%	$2,031,100	3.72%
Subsidiary debt obligations:				
Senior notes	568,493	6.625-8.15	664,696	6.625-8.15
Receivables-backed credit facility	548,400	4.60	500,000	2.83
Other lines of credit	40,913	3.00	30,750	2.64
Capital lease obligations and other	20,429		25,182	
Total	3,436,835		3,251,728	
Less current portion	(108,243)		(141,012)	
Total long-term portion	$3,328,592		$3,110,716	

The scheduled maturities of long-term debt, at December 31, 2005, were as follows (in thousands):

2006	$ 108,327
2007	479,020
2008	981,939
2009	1,747,846
2010	593
Thereafter	150,701
Subtotal	3,468,426
Less discounts	(31,591)
Total outstanding debt	$3,436,835

Senior Credit Facility – Our senior credit facility provides for a $1.5 billion revolving credit facility and a $1.5 billion term loan. At December 31, 2005, there were outstanding term loan borrowings of $1.5 billion under the senior credit facility, and $758.6 million outstanding under the revolving line of credit. Letters of credit in the aggregate amount of $112.1 million were issued but undrawn. At December 31, 2005, approximately $629.3 million was available for future borrowings under the revolving credit facility, subject to satisfaction of certain ordinary course conditions contained in the credit agreement.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

In May 2005, we amended our senior credit facility to modify the interest rate on the revolving credit facility and term loan. With the amendment, both the revolving credit facility and term loan bear interest, at our election, at the base rate plus a margin that varies from zero to 25 basis points depending on our credit ratings (as issued by Standard & Poor's and Moody's), or LIBOR plus a margin that varies from 50 to 150 basis points, depending on our credit ratings (as issued by Standard & Poor's and Moody's). Prior to the amendment, the base rate margin was zero to 62.5 basis points and the LIBOR margin varied from 75 to 187.5 basis points based on our credit ratings. The blended interest rate in effect on borrowings under the senior credit facility, including the applicable interest rate margin, was 5.16% at December 31, 2005. However, we had interest rate swap agreements in place that hedged $1.625 billion of our borrowings under the senior credit facility at an average rate of 4.5%, plus the applicable interest rate margin. Interest is payable quarterly or at the end of the applicable interest period.

Principal payments are required on the term loan as follows:

- $56.25 million quarterly beginning on December 31, 2006 through September 30, 2008;
- $262.5 million quarterly beginning on December 31, 2008 through June 30, 2009; and
- A final payment of $262.5 million on the maturity date of August 13, 2009.

No principal payments are due on the $1.5 billion revolving credit facility until maturity on August 13, 2009.

The credit agreement also requires mandatory principal prepayments upon the occurrence of certain asset dispositions or recovery events.

In consideration for the revolving commitment, we pay a quarterly commitment fee on unused amounts of the revolving credit facility that ranges from 12.5 to 30 basis points, depending on our credit ratings (as issued by Standard & Poor's and Moody's).

The senior credit facility contains various financial and other restrictive covenants and requires that we maintain certain financial ratios, including a leverage and interest coverage ratio. On November 18, 2005, we amended our senior credit facility to change the maximum leverage ratio to 4.35 to 1.00 through March 31, 2007 and 4.00 to 1.00 thereafter. We are currently in compliance with all covenants contained in our credit agreement.

Our credit agreement permits us to complete acquisitions that meet the following conditions without obtaining prior approval: (1) the acquired company is involved in the manufacture, processing and distribution of food or packaging products or any other line of business in which we are currently engaged, (2) the net cash purchase price is not greater than $500 million, (3) we acquire at least 51% of the acquired entity, (4) the transaction is approved by the Board of Directors or shareholders, as appropriate, of the target and (5) after giving effect to such acquisition on a pro-forma basis, we are in compliance with all financial covenants. All other acquisitions must be approved in advance by the required lenders.

The senior credit facility also contains limitations on liens, investments and the incurrence of additional indebtedness, and prohibits certain dispositions of property and restricts certain payments, including dividends. The senior credit facility is secured by liens on substantially all of our domestic assets including the assets of our subsidiaries, but excluding the capital stock of the former Legacy Dean's subsidiaries, and the real property owned by Legacy Dean and its subsidiaries.

The credit agreement contains standard default triggers, including without limitation: failure to maintain compliance with the financial and other covenants contained in the credit agreement, default on certain of our other debt, a change in control and certain other material adverse changes in our business. The credit agreement does not contain any default triggers based on our credit rating.

Senior Notes – Legacy Dean had certain senior notes outstanding at the time of the acquisition. One note ($100 million face value at 6.75% interest) matured and was repaid in June 2005. The outstanding notes carry the following interest rates and maturities:

- $250.2 million ($250 million face value), at 8.15% interest, maturing in 2007;
- $190.2 million ($200 million face value), at 6.625% interest, maturing in 2009; and
- $128.1 million ($150 million face value), at 6.9% interest, maturing in 2017.

The related indentures do not contain financial covenants but they do contain certain restrictions including a prohibition against Legacy Dean and its subsidiaries granting liens on certain of their real property interests and a prohibition against Legacy Dean granting liens on the stock of its subsidiaries.

Receivables-Backed Credit Facility – We have entered into a $600 million receivables securitization facility pursuant to which certain of our subsidiaries sell their accounts receivable to three wholly-owned special purpose entities intended to be bankruptcy-remote. The special purpose entities then transfer the receivables to third party asset-backed commercial paper conduits sponsored by major financial institutions. The assets and liabilities of these three special purpose entities are fully reflected on our balance sheet, and the securitization is treated as a borrowing for accounting purposes. During 2005, we had net borrowings of $48.4 million on this facility leaving an outstanding balance of $548.4 million at December 31, 2005. The receivables-backed credit facility bears interest at a variable rate based on the commercial paper yield as defined in the agreement. The average interest rate on this facility was 4.6% at December 31, 2005. Our ability to re-borrow under this facility is subject to a standard "borrowing base" formula. The receivables-backed facility was fully funded at December 31, 2005.

Other Lines of Credit – Leche Celta, our Spanish subsidiary, has certain lines of credit separate from the senior credit facility described above. At December 31, 2005, $40.9 million was outstanding under these lines of credit at an average interest rate of 3.0%.

Capital Lease Obligations and Other – Capital lease obligations and other subsidiary debt includes various promissory notes for the purchase of property, plant and equipment and capital lease obligations. The various promissory notes payable provide for interest at varying rates and are payable in monthly installments of principal and interest until maturity, when the remaining principal balances are due. Capital lease obligations represent machinery and equipment financing obligations, which are payable in monthly installments of principal and interest and are collateralized by the related assets financed.

Interest Rate Agreements – We have interest rate swap agreements in place that have been designated as cash flow hedges against variable interest rate exposure on a portion of our debt, with the objective of minimizing our interest rate risk and stabilizing cash flows. These swap agreements limit or fix the LIBOR interest rates on our variable rate debt at the interest rates noted below until the indicated expiration dates of these interest rate swap agreements.

The following table summarizes our various interest rate agreements in effect as of December 31, 2005:

Fixed Interest Rates (In millions)	Expiration Date	Notional Amounts
3.65% to 6.78%	December 2006	$625
4.81% to 4.84%	December 2007	500
4.07% to 4.27%	December 2010	500

The following table summarizes our various interest rate agreements in effect as of December 31, 2004:

Fixed Interest Rates (In millions)	Expiration Date	Notional Amounts
5.20% to 6.74%	December 2005	$400
3.65% to 6.78%	December 2006	375

These swaps are required to be recorded as an asset or liability on our consolidated balance sheet at fair value, with an offset to other comprehensive income to the extent the hedge is effective. Derivative gains and losses included in other comprehensive income are reclassified into earnings as the underlying transaction occurs. Any ineffectiveness in our hedges is recorded as an adjustment to interest expense.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

As of December 31, 2005 and 2004, our derivative asset and liability balances were:

(In thousands)	December 31 2005	2004
Current derivative asset	$ 5,877	$ –
Long-term derivative asset	10,028	–
Total derivative asset	$15,905	$ –
Current derivative liability	$(1,926)	$(14,993)
Long-term derivative liability	(400)	(2,069)
Total derivative liability	$(2,326)	$(17,062)

There was no hedge ineffectiveness for the years ended 2005, 2004 and 2003. Approximately $8.5 million, $20.7 million and $25.6 million of losses (net of tax) were reclassified to interest expense from other comprehensive income during the years ended 2005, 2004 and 2003, respectively. We estimate that approximately $2.5 million of net derivative gains (net of tax) included in other comprehensive income will be reclassified into earnings within the next 12 months. These gains will decrease the interest expense recorded on our variable rate debt.

We are exposed to market risk under these arrangements due to the possibility of interest rates on the credit facilities falling below the rates on our interest rate swap agreements. Credit risk under these arrangements is remote because the counterparties to our interest rate swap agreements are major financial institutions.

Guarantor Information – In December 2005, we filed an immediately effective shelf registration statement pursuant to which we registered debt securities that we may issue in the future. If and when the debt securities are issued, they will be unsecured obligations and will be fully and unconditionally guaranteed by all of our wholly-owned U.S. subsidiaries other than our receivables securitization subsidiaries.

The following condensed consolidating financial statements present the financial position, results of operations and cash flows of the subsidiaries which will enter into a guarantee of such debt, and separately the combined results of the subsidiaries that will not be a party to the guarantees. The non-guarantor subsidiaries reflect our foreign subsidiary operations in addition to our three receivables securitization subsidiaries. We do not allocate interest expense from the receivables-based facility to the three receivables securitization subsidiaries. Therefore, the interest costs related to this facility are reflected within the guarantor financial statements.

Condensed Consolidating Balance Sheet as of December 31, 2005

(In thousands)	Parent and Guarantor Entities	Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
Assets				
Current Assets:				
Cash and cash equivalents	$ 18,927	$ 6,193	$ –	$ 25,120
Receivables, net	41,996	825,402	–	867,398
Intercompany receivables	543,766	371,462	(915,228)	–
Other current assets	558,080	26,370	–	584,450
Total current assets	1,162,769	1,229,427	(915,228)	1,476,968
Property, plant and equipment	1,776,801	97,685	–	1,874,486
Goodwill	2,922,940	91,939	–	3,014,879
Indentifiable intangible and other assets	648,222	36,329	–	684,551
Investment in subsidiaries	237,032	–	(237,032)	–
Total	$6,747,764	$1,455,380	$(1,152,260)	$7,050,884
Liabilities and Stockholders' Equity				
Accounts payable and accrued expenses	$ 925,666	$ 57,809	$ 330	$ 983,805
Income taxes payable	34,409	10,873	–	45,282
Intercompany notes	371,462	544,096	(915,558)	–
Current portion of long-term debt	65,326	42,917	–	108,243
Total current liabilities	1,396,863	655,695	(915,228)	1,137,330
Long-term debt	2,773,122	555,470	–	3,328,592
Other long-term liabilities	705,700	7,183	–	712,883
Total stockholders' equity	1,872,079	237,032	(237,032)	1,872,079
Total	$6,747,764	$1,455,380	$(1,152,260)	$7,050,884

(In thousands)	Parent and Guarantor Entities	Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
	Condensed Consolidating Balance Sheet as of December 31, 2004			
Assets				
Current Assets:				
Cash and cash equivalents	$ 24,500	$ 2,907	$ –	$ 27,407
Receivables, net	43,564	785,190	–	828,754
Intercompany receivables	473,007	227,045	(700,052)	–
Other current assets	560,703	20,218	–	580,921
Total current assets	1,101,774	1,035,360	(700,052)	1,437,082
Property, plant and equipment	1,715,378	97,906	–	1,813,284
Goodwill	2,994,440	106,006	–	3,100,446
Indentifiable intangible and other assets	642,049	30,803	–	672,852
Investment in subsidiaries	190,548	–	(190,548)	–
Assets of discontinued operations	732,704	–		732,704
Total	$7,376,893	$1,270,075	$(890,600)	$7,756,368
Liabilities and Stockholders' Equity				
Accounts payable and accrued expenses	$ 802,625	$ 70,448	$ (3,910)	$ 869,163
Income taxes payable	29,882	10,118	–	40,000
Intercompany notes	223,134	473,008	(696,142)	–
Current portion of long-term debt	110,235	30,777	–	141,012
Total current liabilities	1,165,876	584,351	(700,052)	1,050,175
Long-term debt	2,626,017	484,699	–	3,110,716
Other long-term liabilities	921,401	10,477	–	931,878
Total stockholders' equity	2,663,599	190,548	(190,548)	2,663,599
Total	$7,376,893	$1,270,075	$(890,600)	$7,756,368

(In thousands)	Parent and Guarantor Entities	Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
	Condensed Consolidating Statements of Income for the Year Ended December 31, 2005			
Net sales	$10,168,884	$336,676	$ –	$10,505,560
Cost of sales	7,627,213	292,039	–	7,919,252
Gross profit	2,541,671	44,637	–	2,586,308
Selling and distribution	1,535,892	25,796	–	1,561,688
Other operating expense, net	403,042	14,487	–	417,529
Interest expense	163,117	5,867	–	168,984
Other (income) expense, net	(270)	(519)	–	(789)
Income from subsidiaries	(405)	–	405	–
Income from continuing operations before income taxes	440,295	(994)	(405)	438,896
Income taxes	167,822	(1,399)	–	166,423
Income from continuing operations	272,473	405	(405)	272,473
Gain on sale of discontinued operations, net of tax	38,763	–	–	38,763
Income from discontinued operations, net of tax	17,847	–	–	17,847
Income before cumulative change of accounting, net of tax	329,083	405	(405)	329,083
Cumulative effect of accounting change, net of tax	(1,552)	–	–	(1,552)
Net income	$ 327,531	$ 405	$(405)	$ 327,531

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

Condensed Consolidating Statements of Income for the Year Ended December 31, 2004

(In thousands)	Parent and Guarantor Entities	Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
Net sales	$9,712,991	$323,286	$ –	$10,036,277
Cost of sales	7,361,805	279,563	–	7,641,368
Gross profit	2,351,186	43,723	–	2,394,909
Selling and distribution	1,427,217	23,263	–	1,450,480
Other operating expense, net	346,562	10,466	–	357,028
Interest expense	194,642	4,258	–	198,900
Other (income) expense, net	447	(817)	–	(370)
Income from subsidiaries	(4,259)	–	4,259	–
Income from continuing operations before income taxes	386,577	6,553	(4,259)	388,871
Income taxes	147,416	2,294	–	149,710
Income from continuing operations	239,161	4,259	(4,259)	239,161
Income from discontinued operations, net of tax	46,213	–	–	46,213
Net income	$ 285,374	$ 4,259	$(4,259)	$ 285,374

Condensed Consolidating Statements of Income for the Year Ended December 31, 2003

(In thousands)	Parent and Guarantor Entities	Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
Net sales	$8,132,588	$258,397	$ –	$8,390,985
Cost of sales	5,998,827	215,902	–	6,214,729
Gross profit	2,133,761	42,495	–	2,176,256
Selling and distribution	1,272,486	18,242	–	1,290,728
Other operating expense, net	244,219	6,876	–	251,095
Interest expense	184,223	3,886	–	188,109
Other (income) expense, net	(2,208)	(566)	–	(2,774)
Income from subsidiaries	(9,032)	–	9,032	–
Income from continuing operations before income taxes	444,073	14,057	(9,032)	449,098
Income taxes	168,534	5,025	–	173,559
Income from continuing operations	275,539	9,032	(9,032)	275,539
Income from discontinued operations, net of tax	80,164	–	–	80,164
Net income	$ 355,703	$ 9,032	$(9,032)	$ 355,703

Condensed Consolidating Statements of Cash Flows for the Year Ended December 31, 2005

(In thousands)	Parent and Guarantor Entities	Non-Guarantor Subsidiaries	Consolidated Totals
Net cash provided by (used in) operating activities	$ 626,077	$(66,417)	$ 559,660
Additions to property, plant and equipment	(287,129)	(19,708)	(306,837)
Cash outflows for acquisitions and investments	(1,377)	(407)	(1,784)
Net proceeds from divestitures	189,862	–	189,862
Other	482	557	1,039
Net cash used in investing activities	(98,162)	(19,558)	(117,720)
Proceeds from issuance of debt	223,783	66,769	290,552
Repayment of debt	(114,837)	–	(114,837)
Issuance of common stock, net of expenses	73,062	–	73,062
Redemption of common stock	(699,878)	–	(699,878)
Other	6,874	–	6,874
Net cash provided by (used in) financing activities	(510,996)	66,769	(444,227)
Net change in intercompany balances	(22,492)	22,492	–
Increase (decrease) in cash and cash equivalents	(5,573)	3,286	(2,287)
Cash and cash equivalents, beginning of period	24,500	2,907	27,407
Cash and cash equivalents, end of period	$ 18,927	$ 6,193	$ 25,120

(In thousands)	Parent and Guarantor Entities	Non-Guarantor Subsidiaries	Consolidated Totals
	Condensed Consolidating Statements of Cash Flows for the Year Ended December 31, 2004		
Net cash provided by (used in) operating activities	$ 626,769	$(98,172)	$ 528,597
Additions to property, plant and equipment	(301,186)	(32,618)	(333,804)
Cash outflows for acquisitions and investments	(378,163)	(21,872)	(400,035)
Other	(13,321)	589	(12,732)
Net cash used in investing activities	(692,670)	(53,901)	(746,571)
Proceeds from issuance of debt	1,438,834	220,012	1,658,846
Repayment of debt	(1,216,964)	–	(1,216,964)
Issuance of common stock, net of expenses	67,946	–	67,946
Redemption of common stock	(297,018)	–	(297,018)
Other	(13,466)	–	(13,466)
Net cash provided by (used in) financing activities	(20,668)	220,012	199,344
Net change in intercompany balances	80,521	(80,521)	–
Decrease in cash and cash equivalents	(6,048)	(12,582)	(18,630)
Cash and cash equivalents, beginning of period	30,548	15,489	46,037
Cash and cash equivalents, end of period	$ 24,500	$ 2,907	$ 27,407

(In thousands)	Parent and Guarantor Entities	Non-Guarantor Subsidiaries	Consolidated Totals
	Condensed Consolidating Statements of Cash Flows for the Year Ended December 31, 2003		
Net cash provided by (used in) operating activities	$ 645,239	$(120,469)	$ 524,770
Additions to property, plant and equipment	(260,021)	(11,555)	(271,576)
Cash outflows for acquisitions and investments	(233,997)	–	(233,997)
Net proceeds from divestitures	89,950	–	89,950
Other	(20,550)	–	(20,550)
Net cash used in investing activities	(424,618)	(11,555)	(436,173)
Proceeds from issuance of debt	347,684	1,996	349,680
Repayment of debt	(275,812)	(46,570)	(322,382)
Issuance of common stock, net of expenses	95,270	–	95,270
Redemption of common stock	(199,521)	–	(199,521)
Other	(7,929)	–	(7,929)
Net cash used in financing activities	(40,308)	(44,574)	(84,882)
Net change in intercompany balances	(191,002)	191,002	–
Increase (decrease) in cash and cash equivalents	(10,689)	14,404	3,715
Cash and cash equivalents, beginning of period	41,237	1,085	42,322
Cash and cash equivalents, end of period	$ 30,548	$ 15,489	$ 46,037

10. Mandatorily Redeemable Trust Issued Preferred Securities

In three separate transactions during the second quarter of 2003, we called for redemption all of our trust-issued preferred securities ("TIPES"). We originally issued $600 million of TIPES in a private placement in 1998. The TIPES were convertible at the option of the holders, at any time, into shares of our common stock and were redeemable, at our option, at any time at specified premiums. In response to our three announced redemption transactions, holders of more than 99% of all outstanding TIPES elected to convert their TIPES into shares of our common stock rather than receive the cash redemption price. Accordingly, during the second quarter of 2003, we issued an aggregate total of approximately 23 million shares of common stock to holders of TIPES in lieu of cash redemption payments, and we paid approximately $2.4 million in cash to holders who did not elect to convert. There are no remaining TIPES outstanding.

11. Stockholders' Equity

Our authorized shares of capital stock include 1 million shares of preferred stock and 500 million shares of common stock with a par value of $.01 per share.

Stock Award Plans – We currently have two stock award plans with shares remaining available for issuance. These plans, which are our 1997 Stock Option and Restricted Stock Plan and the 1989 Legacy Dean Stock Awards Plan (which we adopted upon completion of our acquisition of Legacy Dean), provide for grants of stock options, restricted stock and other stock-based awards to employees, officers, directors and, in some cases, consultants, up to a maximum of 37.5 million and approximately 5.7 million shares, respectively. Options and other stock-based awards vest in accordance with provisions set forth in the applicable award agreements.

The following table summarizes the status of our stock option compensation programs:

	Options	Weighted Average Exercise Price
Outstanding at January 1, 2003	19,558,530	$16.55
Granted(1)	3,508,667	25.08
Cancelled(2)	(1,094,262)	20.38
Exercised	(5,373,809)	15.17
Outstanding at December 31, 2003	16,599,126	18.50
Granted(1)	2,392,658	31.37
Options issued to Horizon Organic Option Holders(3)	1,137,308	16.37
Cancelled(2)	(208,152)	22.56
Exercised	(3,073,219)	17.12
Outstanding at December 31, 2004	16,847,721	20.32
Granted(1)	2,466,594	28.90
Adjustment to options outstanding at the time of the Spin-off(3)	2,016,291	18.14
Cancelled(2)	(343,241)	28.22
Exercised	(3,128,082)	18.16
Outstanding at December 31, 2005	17,859,283	18.87
Exercisable at December 31, 2003	8,333,658	$15.62
Exercisable at December 31, 2004	10,642,287	17.16
Exercisable at December 31, 2005	12,935,984	16.07

(1) Employee options vest as follows: one-third on the first anniversary of the grant date, one-third on the second anniversary of the grant date, and one-third on the third anniversary of the grant date. Options granted to non-employee directors vest upon grant. On June 30 of each year, each non-employee director receives an immediately vested option to purchase 7,500 shares of common stock.

(2) Pursuant to the terms of our stock award plans, options that are cancelled or forfeited become available for future grants.

(3) The number and exercise prices of certain options outstanding at the time of the Spin-off were proportionately adjusted to maintain the aggregate fair value of the options before and after the Spin-off.

The following table summarizes information about options outstanding and exercisable at December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.45 to $10.54	2,319,935	3.02	$ 9.56	2,319,935	$ 9.56
$10.98 to $12.14	2,084,191	4.76	12.06	2,084,191	12.06
$12.28 to $16.87	1,554,512	3.64	15.40	1,554,512	15.40
$17.18	4,079,373	6.04	17.18	4,079,373	17.18
$17.22 to $20.92	525,225	5.58	20.03	525,225	20.03
$20.94	2,477,651	7.02	20.94	1,414,802	20.94
$21.85 to $25.73	169,593	8.17	25.16	87,044	25.16
$26.32	2,009,454	8.04	26.32	566,478	26.32
$26.60 to $26.89	1,851,032	8.94	26.88	98,768	26.60
$27.38 to $38.86	788,317	9.27	33.53	205,656	32.37

During 2005, we issued the following shares of restricted stock, all of which were granted to independent members of our Board of Directors as compensation for services rendered as directors during the immediately preceding quarter. Directors' shares of restricted stock vest one-third on grant, one-third on the first anniversary of grant and one-third on the second anniversary of grant.

Period	Number of Shares	Grant Date Fair Value Per Share
First quarter	8,606	$34.30
Second quarter	7,141	35.24
Third quarter	6,445	38.86
Fourth quarter	6,393	37.66

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

We also issued SUs to certain key employees and directors during 2005, 2004 and 2003. Each SU represents the right to receive one share of common stock in the future. SUs have no exercise price. Each employee's SU grant vests ratably over five years, subject to certain accelerated vesting provisions based primarily on our stock price. SUs granted to non-employee directors vest ratably over three years. The following table summarizes the status of our SU compensation program:

	Employees	Directors	Total
Outstanding at January 1, 2003	–	–	–
SUs issued	778,750	28,050	806,800
SUs cancelled or forfeited(1)	(125,250)	–	(125,250)
Outstanding at December 31, 2003	653,500	28,050	681,550
SUs issued	447,700	28,050	475,750
Shares issued	(101,402)	(5,950)	(107,352)
SUs cancelled or forfeited(1)	(49,298)	–	(49,298)
SUs outstanding at December 31, 2004	950,500	50,150	1,000,650
SUs issued(2)	433,550	25,500	459,050
Shares issued	(461,809)	(17,117)	(478,926)
Adjustment to stock units outstanding at the time of the Spin-off(3)	198,411	9,241	207,652
SUs cancelled or forfeited(1)	(295,404)	–	(295,404)
SUs outstanding at December 31, 2005	825,248	67,774	893,022
Weighted average fair value	$ 27.19	$32.26	$ 27.51
Compensation expense recognized in 2005 (in thousands)	$14,490	$ 854	$15,344

(1) Pursuant to the terms of our plan, employees have the option of forfeiting units to cover their minimum statutory tax withholding when shares are issued. SUs that are canceled or forfeited become available for future grants.

(2) During the second quarter of 2005, it became probable that the conditions required to accelerate the vesting of SUs granted in January 2003 would be achieved in the third quarter 2005 because our stock price had achieved the price target. Therefore, we reduced the remaining period over which we recognized the compensation expense associated with the SUs. We recognized $6.7 million of compensation expense, net of tax, in the second and third quarters of 2005 that would have been recognized in future periods.

(3) SUs outstanding at the time of the Spin-off were proportionately adjusted to maintain the aggregate fair value of the stock units before and after the Spin-off.

Rights Plan – On February 27, 1998, our Board of Directors declared a dividend of the right to purchase one half of one common share for each outstanding share of common stock to the stockholders of record on March 18, 1998. The rights are not exercisable until ten days subsequent to the announcement of the acquisition of or intent to acquire a beneficial ownership of 15% or more in Dean Foods Company. At such time, each right entitles the registered holder to purchase from us that number of shares of common stock at an exercise price of $145.00, with a market value of up to two times the exercise price. At any time prior to such date, we may, by action of a majority of our Board of Directors, redeem the rights in whole, but not in part, at a price of $0.01 per right. The rights will expire on March 18, 2008, unless our Board of Directors extends the term of, or earlier redeems, the rights.

Earnings Per Share – Basic earnings per share is based on the weighted average number of common shares outstanding during each period. Diluted earnings per share is based on the weighted average number of common shares outstanding and the effect of all dilutive common stock equivalents during each period. The following table reconciles the numerators and denominators used in the computations of both basic and diluted EPS:

	Year Ended December 31		
(In thousands, except share data)	2005	2004	2003
Basic EPS computation:			
Numerator:			
Income from continuing operations	$272,473	$239,161	$275,539
Denominator:			
Average common shares	146,673,322	154,635,979	145,201,412
Basic EPS from continuing operations	$ 1.86	$ 1.55	$ 1.90
Diluted EPS computation:			
Numerator:			
Income from continuing operations	$272,473	$239,161	$275,539
Net effect on earnings from conversion of mandatorily redeemable convertible preferred securities	–	–	8,994
Income applicable to common stock	$272,473	$239,161	$284,533
Denominator:			
Average common shares – basic	146,673,322	154,635,979	145,201,412
Stock option conversion(1)	5,736,543	5,125,070	5,346,882
SUs	1,028,771	943,527	729,655
Dilutive effect of conversion of mandatorily redeemable convertible preferred securities	–	–	9,417,721
Average common shares – diluted	153,438,636	160,704,576	160,695,670
Diluted EPS from continuing operations	$ 1.78	$ 1.49	$ 1.77

(1) Stock option conversion excludes anti-dilutive shares of 123,560; 49,742 and 58,344 at December 31, 2005, 2004 and 2003, respectively.

Stock Repurchases – On September 15, 1998, our Board of Directors authorized a stock repurchase program of up to $100 million. On September 28, 1999, the Board increased the program by $100 million to $200 million and on November 17, 1999 authorized a further increase to $300 million. We depleted the $300 million authorization during the second quarter of 2000, and on May 19, 2000, the Board increased the program by $100 million to $400 million. On November 2, 2000, the Board authorized a further increase to $500 million. On each of January 8, 2003 and February 12, 2003, the Board authorized additional increases of $150 million each. On September 7, 2004, the Board authorized an additional increase of $200 million and on November 2, 2004, the Board authorized an additional increase of $100 million. On August 10, 2005 and again on November 2, 2005, our Board authorized increases in our stock repurchase program in the aggregate amount of $600 million. Set forth in the chart below is a summary of the stock we repurchased pursuant to this program through December 31, 2005.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

Year	Quarter	No. of Shares of Common Stock Repurchased	Purchase Price
(In millions)			
1998	Third	3,000,000	$ 30.4
	Fourth	1,531,200	15.6
1999	Second	239,100	3.0
	Third	5,551,545	66.7
	Fourth	10,459,524	128.4
2000	First	2,066,400	27.2
	Second	2,898,195	42.2
	Third	4,761,000	77.0
	Fourth	120,000	2.1
2001	First	370,002	6.1
2002	Fourth	4,126,200	101.2
2003	First	4,854,900	128.5
	Third	360,000	9.9
	Fourth	1,453,400	47.1
2004	First	150,000	5.1
	Third	7,825,000	251.9
	Fourth	1,335,000	39.6
2005	Third	9,926,000	361.1
	Fourth	8,955,300	338.4
	Total	69,982,766	$1,681.5

As of December 31, 2005, $18.5 million was available for spending under this program (excluding fees and commissions). Repurchased shares are treated as effectively retired in the Consolidated Financial Statements.

12. Other Comprehensive Income

Comprehensive income comprises net income plus all other changes in equity from non-owner sources. The amount of income tax (expense) benefit allocated to each component of other comprehensive income for December 31, 2005 and 2004 are included below.

(In thousands)	Pre-Tax Income (Loss)	Tax Benefit (Expense)	Net Amount
Accumulated other comprehensive income, December 31, 2003	$(60,871)	$ 31,017	$(29,854)
Cumulative translation adjustment	17,313	–	17,313
Net change in fair value of derivative instruments	(1,443)	726	(717)
Amounts reclassified to income statement related to derivatives	32,754	(12,031)	20,723
Minimum pension liability adjustment	(21,235)	8,073	(13,162)
Accumulated other comprehensive income, December 31, 2004	(33,482)	27,785	(5,697)
Cumulative translation adjustment	(28,220)	–	(28,220)
Net change in fair value of derivative instruments	17,538	(6,248)	11,290
Amounts reclassified to income statement related to derivatives	13,093	(4,583)	8,510
Minimum pension liability adjustment	(18,476)	6,660	(11,816)
Accumulated other comprehensive income, December 31, 2005	$(49,547)	$ 23,614	$(25,933)

13. Employee Retirement and Profit Sharing Plans

We sponsor various defined benefit and defined contribution retirement plans, including various employee savings and profit sharing plans, and contribute to various multi-employer pension plans on behalf of our employees. Substantially all full-time union and non-union employees who have completed one or more years of service and have met other requirements pursuant to the plans are eligible to participate in one or more of these plans. During 2005, 2004 and 2003, our retirement and profit sharing plan expenses were as follows:

(In thousands)	Year Ended December 31 2005	2004	2003
Defined benefit plans	$11,506	$ 9,833	$14,067
Defined contribution plans	22,219	18,006	15,838
Multi-employer pension and certain union plans	23,939	22,712	23,452
Total	$57,664	$50,551	$53,357

Defined Benefit Plans – The benefits under our defined benefit plans are based on years of service and employee compensation. Our funding policy is to contribute annually the minimum amount required under ERISA regulations plus additional amounts as we deem appropriate.

As of December 31, 2005, the latest measurement date, the accumulated benefit obligation of the pension plans exceeded the fair value of plan assets. In accordance with SFAS No. 87, "Employer's Accounting for Pensions," we recorded an additional minimum pension liability of $18.5 million ($11.8 million, net of tax). The adjustment to the additional minimum pension liability was included in other accumulated comprehensive loss as a direct charge to stockholders' equity. As of December 31, 2005, the cumulative additional minimum pension charge included in other accumulated comprehensive loss was $76.1 million ($47.4 million, net of tax).

The following table sets forth the funded status of our defined benefit plans and the amounts recognized in our consolidated balance sheets.

(In thousands)	December 31 2005	2004
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 274,993	$ 254,870
Service cost	2,909	2,364
Interest cost	17,003	16,231
Plan participants' contributions	65	133
Plan amendments	2,459	–
Actuarial loss	20,300	27,079
Divestiture	1,818	–
Benefits paid	(24,441)	(25,684)
Benefit obligation at end of year	295,106	274,993
Change in plan assets:		
Fair value of plan assets at beginning of year	165,254	139,352
Actual return on plan assets	14,090	11,198
Employer contribution	34,113	40,255
Plan participants' contributions	65	133
Divestiture	1,487	–
Benefits paid	(24,441)	(25,684)
Fair value of plan assets at end of year	190,568	165,254
Funded status	(104,538)	(109,739)
Unrecognized net transition obligation	785	892
Unrecognized prior service cost	10,558	8,908
Unrecognized net loss	80,599	64,028
Net amount recognized	$ (12,596)	$ (35,911)
Amounts recognized in the statement of financial position consist of:		
Accrued benefit liability	$(100,051)	$(103,461)
Intangible asset	11,345	10,229
Accumulated other comprehensive income	76,110	57,321
Net amount recognized	$ (12,596)	$ (35,911)

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

A summary of our key actuarial assumptions used to determine benefit obligations as of December 31, 2005 and 2004 was:

Discount rate	5.75%
Expected return on plan assets	8.50%
Rate of compensation increase	4.00%

A summary of our key actuarial assumptions used to determine net periodic benefit cost for 2005, 2004 and 2003 follows:

	Year Ended December 31		
	2005	2004	2003
Discount rate	5.75%	6.00 to 6.50%	6.50 to 6.75%
Expected return on plan assets	8.50%	8.50%	6.75 to 8.50%
Rate of compensation increase	4.00%	4.00%	4.00%

	December 31		
(In thousands)	2005	2004	2003
Components of net periodic pension cost:			
Service cost	$ 2,909	$ 2,364	$ 2,474
Interest cost	17,003	16,231	16,412
Expected return on plan assets	(15,698)	(12,899)	(9,724)
Amortizations:			
Unrecognized transition obligation	107	107	107
Prior service cost	628	628	708
Unrecognized net loss	3,010	1,652	1,780
Effect of settlement	3,547	1,750	2,310
Net periodic benefit cost	$ 11,506	$ 9,833	$14,067

Pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	December 31	
(In millions)	2005	2004
Projected benefit obligation	$293.3	$275.0
Accumulated benefit obligation	287.6	267.0
Fair value of plan assets	189.1	165.3

Substantially all of our qualified pension plans maintain their plan assets in a single master trust. We retained investment consultants to assist our Investment Committee with the transition of the plans' assets to the master trust and to help our Investment Committee formulate a long-term investment policy for the newly established master trust. Our current asset mix guidelines under our investment policy target equities at 65% to 75% of the portfolio and fixed income at 25% to 35%.

We determine our expected long-term rate of return based on our expectations of future returns for the pension plan's investments based on target allocations of the pension plan's investments and the effect of periodic target asset allocation rebalancing. It is intended that the investments will be rebalanced when the allocation is not within the target range. The results are adjusted for the payment of reasonable expenses of the plan from plan assets. Additionally, we consider the weighted average return of a capital markets model that was developed by the plans' investment consultants and historical returns on comparable equity, debt and other investments. The resulting weighted average expected long-term rate of return on plan assets is 8.5%. We believe these assumptions are appropriate based upon the mix of investments and the long-term nature of the plans' investments.

Our pension plan weighted average asset allocations at December 31, 2005 and 2004 by asset category were as follows:

Asset Category	December 31 2005	December 31 2004
Equity securities and limited partnerships	71%	74%
Fixed income securities	27	25
Cash and cash equivalents	2	1
Total	100%	100%

Equity securities of the plan did not include any investment in our common stock at December 31, 2005 or 2004.

We expect to contribute $25.8 million to the pension plans for 2006. Estimated pension plan benefit payments for the next ten years are as follows:

2006	$ 15.6 million
2007	18.1 million
2008	17.3 million
2009	18.0 million
2010	19.4 million
Next five years	110.8 million

Defined Contribution Plans – Certain of our non-union personnel may elect to participate in savings and profit sharing plans sponsored by us. These plans generally provide for salary reduction contributions to the plans on behalf of the participants of between 1% and 20% of a participant's annual compensation and provide for employer matching and profit sharing contributions as determined by our Board of Directors. In addition, certain union hourly employees are participants in company-sponsored defined contribution plans, which provide for employer contributions in various amounts ranging from $21 to $39 per pay period per participant.

Multi-Employer Pension and Certain Union Plans – Certain of our subsidiaries contribute to various multi-employer pension and certain union plans, which are administered jointly by management and union representatives and cover substantially all full-time and certain part-time union employees who are not covered by our other plans. The Multi-Employer Pension Plan Amendments Act of 1980 amended ERISA to establish funding requirements and obligations for employers participating in multi-employer plans, principally related to employer withdrawal from or termination of such plans. We could, under certain circumstances, be liable for unfunded vested benefits or other expenses of jointly administered union/management plans. At this time, we have not established any significant liabilities because withdrawal from these plans is not probable or reasonably possible.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

14. Postretirement Benefits Other Than Pensions

Certain of our subsidiaries provide health care benefits to certain retirees who are covered under specific group contracts. As defined by the specific group contract, qualified covered associates may be eligible to receive major medical insurance with deductible and co-insurance provisions subject to certain lifetime maximums.

The following table sets forth the funded status of these plans and the amounts recognized in our consolidated balance sheets:

(In thousands)	December 31 2005	2004
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 22,677	$ 21,166
Service cost	1,004	745
Interest cost	1,107	1,289
Actuarial loss	5,241	1,923
Benefits paid	(2,633)	(2,446)
Benefit obligation at end of year	27,396	22,677
Fair value of plan assets at end of year	–	–
Funded status	(27,396)	(22,677)
Unrecognized prior service cost	(581)	(650)
Unrecognized net loss	9,640	5,654
Net amount recognized	$(18,337)	$(17,673)

A summary of our key actuarial assumptions used to determine the benefit obligation as of December 31, 2005 and 2004 follows:

	December 31 2005	2004
Healthcare inflation:		
Initial rate	12.00%	10.00%
Ultimate rate	5.05%	5.00 to 5.50%
Year of ultimate rate achievement	2010	2009
Discount rate	5.75%	5.75%

The weighted average discount rate used to determine net periodic benefit cost was 5.75%, 6.0% to 6.5% and 6.5% to 6.75% for 2005, 2004 and 2003, respectively.

(In thousands)	2005	December 31 2004	2003
Components of net periodic benefit cost:			
Service and interest cost	$2,111	$2,034	$2,131
Amortizations:			
Prior service cost	(69)	(69)	(207)
Unrecognized net loss	284	291	220
Net periodic benefit cost	$2,326	$2,256	$2,144

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percent change in assumed health care cost trend rates would have the following effects:

(In thousands)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 161	$ (144)
Effect on postretirement obligation	1,950	(1,730)

We expect to contribute $2.6 million to the postretirement health care plans for 2006. Estimated postretirement health care plan benefit payments for the next ten years are as follows:

2006	$ 2.6 million
2007	2.7 million
2008	2.7 million
2009	2.9 million
2010	3.0 million
Next five years	16.4 million

15. Facility Closing and Reorganization Costs

Facility Closing and Reorganization Costs – We recorded net facility closing and reorganization costs of $38.6 million, $24.6 million and $11.8 million during 2005, 2004 and 2003, respectively.

The charges recorded during 2005 are primarily related to the following:

- The closing of Dairy Group manufacturing facilities in Union, New Jersey and Albuquerque, New Mexico;
- Previously announced plans including reorganizing WhiteWave Foods Company and closing Dairy Group manufacturing facilities; and
- Consolidation of certain administrative and operational functions of our International Group.

The charges recorded during 2004 are primarily related to the following:

- Closing Dairy Group manufacturing facilities in Madison, Wisconsin; San Leandro and South Gate, California; Westwego, Louisiana; Pocatello, Idaho and Wilkesboro, North Carolina;
- Reorganizing our WhiteWave Foods Company including consolidating the operations of the three distinct operating units: WhiteWave, Horizon Organic, and Dean National Brand Group; and
- Transferring Morningstar Foods' private label and manufacturing operations to the Dairy Group.

These charges were accounted for in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which became effective for us in January 2003. We expect to incur additional charges related to these restructuring plans of approximately $7.1 million, including an additional $1.5 million in work force reduction costs and approximately $5.6 million in shut down and other costs. Approximately $7 million and $125,000 of these additional charges are expected to be completed by December 2006 and December 2007, respectively.

The principal components of our continued reorganization and cost reduction efforts include the following:

- Workforce reductions as a result of facility closings, facility reorganizations and consolidation of administrative functions;
- Shutdown costs, including those costs necessary to prepare abandoned facilities for closure;
- Costs incurred after shutdown such as lease obligations or termination costs, utilities and property taxes;
- Costs associated with the reorganization of WhiteWave Foods Company's supply chain and distribution activities, including termination of certain contractual agreements; and
- Write-downs of property, plant and equipment and other assets, primarily for asset impairments as a result of facilities that are no longer used in operations. The impairments relate primarily to owned buildings, land and equipment at the facilities, which are written down to their estimated fair value and held for sale. The effect of suspending depreciation on the buildings and equipment related to the closed facilities was not significant. The carrying value of closed facilities and related equipment at December 31, 2005 was approximately $14.5 million. We are marketing these properties for sale.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

We consider several factors when evaluating a potential facility closure, including, among other things, the impact of such a closure on our customers, the impact on production, distribution and overhead costs, the investment required to complete any such closure, and the impact on future investment decisions. Some facility closures are pursued to improve our operating cost structure, while others enable us to avoid unnecessary capital expenditures, allowing us to more prudently invest our capital expenditure dollars in our production facilities and better serve our customers.

In the second quarter of 2004, we sold a closed Dairy Group facility in Honolulu, Hawaii. In 2003, when we closed this facility, we recorded facility closing costs, which included a write-down in the value of the facility and accruals for certain lease obligations. Because we sold the facility for more than expected, we reversed the impairment charge by recording a credit to restructuring expense of $1.7 million and reversed $470,000 of lease obligations that were cancelled.

Activity for 2005 and 2004 with respect to facility closing and reorganization costs is summarized below:

(In thousands)	Accrued Charges at December 31, 2003	Charges/ (Gain)	Payments	Accrued Charges at December 31, 2004	Charges	Payments	Accrued Charges at December 31, 2005
Cash charges:							
Workforce reduction costs	$7,405	$ 8,129	$ (9,966)	$5,568	$17,209	$(14,475)	$ 8,302
Shutdown costs	557	5,613	(5,883)	287	2,644	(2,722)	209
Lease obligations after shutdown	485	(40)	(371)	74	2,559	(561)	2,072
Settlement of contracts	–	3,788	(3,788)	–	724	–	724
Other	337	3,541	(3,642)	236	4,380	(4,146)	470
Subtotal	$8,784	$21,031	$(23,650)	$6,165	$27,516	$(21,904)	$11,777
Noncash charges:							
Write-down of assets		5,385			11,067		
Gain on sale of facility		(1,841)			–		
Total charges		$24,575			$38,583		

Acquired Facility Closing and Other Exit Costs – As part of our purchase price allocations, we accrue costs from time to time pursuant to plans to exit certain facilities and activities of acquired businesses in order to rationalize production and reduce costs and inefficiencies. During 2004, we accrued costs to close two Dairy Group facilities acquired in 2003 and the Horizon Organic Farm and Education Center acquired in 2004, as well as to exit certain acquired contractual obligations. During 2005, we resolved a contractual obligation for less than we had previously reserved. The accruals and subsequent adjustments, if any, are reflected within the determination of the purchase price. The accruals and subsequent adjustments had no impact on our Consolidated Results of Operations.

The principal components of the plans include the following:

- Workforce reductions as a result of facility closings, facility reorganizations and consolidation of administrative functions and offices;
- Shutdown costs, including those costs necessary to clean and prepare abandoned facilities for closure; and
- Costs incurred after shutdown, such as lease or termination costs, utilities and property taxes after shutdown of the facility, as well as, costs to exit certain contractual obligations.

Activity with respect to these acquisition liabilities for 2005 is summarized below:

(In thousands)	Accrued Charges at December 31, 2004	Accruals	Payments	Adjustments	Accrued Charges at December 31, 2005
Workforce reduction costs	$ 2,135	$431	$ (876)	$ (1,324)	$ 366
Shutdown and exit costs	81,766	–	(11,164)	(30,123)	40,479
Total	$83,901	$431	$(12,040)	$(31,447)	$40,845

Activity with respect to these acquisition liabilities for 2004 is summarized below:

(In thousands)	Accrued Charges at December 31, 2003	Accruals	Payments	Accrued Charges at December 31, 2004
Workforce reduction costs	$2,398	$ 2,405	$(2,668)	$ 2,135
Shutdown and exit costs	3,136	82,270	(3,640)	81,766
Total	$5,534	$84,675	$(6,308)	$83,901

16. Other Operating Income

In the fourth quarter of 2004, we recognized a $5.9 million gain primarily related to the settlement of litigation. In the third quarter of 2003, we recognized a gain on the sale of our frozen pre-whipped topping and frozen creamer operations of $66.2 million. During the fourth quarter of 2003, we recognized $2.5 million of other operating income as a result of certain contingencies related to the divestiture of 11 facilities in 2001 being favorably resolved.

17. Supplemental Cash Flow Information

(In thousands)	Year Ended December 31 2005	2004	2003
Cash paid for interest and financing charges, net of capitalized interest	$ 161,580	$155,015	$175,637
Cash paid for taxes	166,224	27,453	19,788
Noncash transactions:			
Exchange of trust issued preferred securities	–	–	582,986
Stock dividend related to the Spin-off	(492,613)	–	–

18. Commitments and Contingencies

Contingent Obligations Related to Divested Operations – We have sold several businesses in recent years. In each case, we have retained certain known contingent obligations related to those businesses and/or assumed an obligation to indemnify the purchasers of the businesses for certain unknown contingent liabilities, including environmental liabilities. We believe we have established adequate reserves for any potential liability related to our divested businesses. Moreover, we do not expect any liability that we may have for these retained liabilities, or any indemnification liability, to be material.

Contingent Obligations Related to Milk Supply Arrangements – On December 21, 2001, in connection with our acquisition of the former Dean Foods Company, we purchased Dairy Farmers of America's ("DFA") 33.8% interest in our Dairy Group. In connection with that transaction, we entered into two agreements with DFA designed to ensure that DFA has the opportunity to continue to supply raw milk to certain of our facilities, or be paid for the loss of that business. One such agreement is a promissory note with a 20-year term that bears interest based on the consumer price index. Interest will not be paid in cash but will be added to the principal amount of the note annually, up to a maximum principal amount of $96 million. We may prepay the note in whole or in part at any time, without penalty. The note will only become payable if we ever materially breach or terminate one of our milk supply agreements with DFA without renewal or replacement. Otherwise, the note will expire in 2021, without any obligation to pay any portion of the principal or interest. Payments made under the note, if any, would be expensed as incurred. The other agreement would require us to pay damages to DFA if we fail to offer DFA the right to supply milk to certain facilities that we acquired as part of the Legacy Dean after the pre-existing agreements with certain other suppliers or producers expire.

Leases and Purchase Obligations – We lease certain property, plant and equipment used in our operations under both capital and operating lease agreements. Such leases, which are primarily for machinery, equipment and vehicles, have lease terms ranging from one to 20 years. Certain of the operating lease agreements require the payment of additional rentals for maintenance, along with additional rentals based on miles driven or units produced. Certain leases require us to guarantee a minimum value of the leased asset at the end of the lease. Our maximum exposure under those guarantees is not a material amount. Rent expense, including additional rent, was $130.8 million, $121.7 million and $112.8 million for 2005, 2004 and 2003, respectively.

The composition of capital leases which are reflected as property, plant and equipment in our consolidated balance sheets are as follows:

	December 31	
(In thousands)	2005	2004
Buildings and improvements	$ 739	$ 851
Machinery and equipment	2,550	1,739
Less accumulated amortization	(271)	(580)
	$3,018	$2,010

We have entered into various contracts obligating us to purchase minimum quantities of raw materials used in our production processes, including organic soybeans and organic raw milk. We enter into these contracts from time to time to ensure a sufficient supply of raw ingredients. In addition, we have contractual obligations to purchase various services that are part of our production process.

Future minimum payments at December 31, 2005, under non-cancelable capital leases and operating leases with terms in excess of one year and purchase obligations are summarized below:

(In thousands)	Capital Leases	Operating Leases	Purchase Obligations
2006	$ 495	$ 97,596	$241,166
2007	495	85,140	122,601
2008	342	74,080	41,580
2009	306	62,235	22,913
2010	277	51,499	13,863
Thereafter	675	89,050	82,469
Total minimum lease payments	2,590	$459,600	$524,592
Less amount representing interest	(259)		
Present value of capital lease obligations	$2,331		

Litigation, Investigations and Audits – We are not currently party to, nor are our properties the subject of, any material pending legal proceedings. However, we are party from time to time to certain claims, litigation, audits and investigations. We believe that we have established adequate reserves to satisfy any potential liability that is reasonably expected under all claims, litigations, audits and investigations that are pending. The settlement of any pending or threatened matter is not currently expected to have a material adverse impact on our financial position, results of operations or cash flows.

Insurance – We retain selected levels of property and casualty risks, primarily related to employee health care, workers' compensation claims and other casualty losses. Many of these potential losses are covered under conventional insurance programs with third party carriers with high deductible limits. In other areas, we are self-insured with stop-loss coverages. These deductibles range from $350,000 for medical claims to $2 million for casualty claims. We believe we have established adequate reserves to cover these claims.

19. Fair Value of Financial Instruments

Pursuant to SFAS No. 107,"Disclosure About Fair Value of Financial Instruments," we are required to disclose an estimate of the fair value of our financial instruments as of December 31, 2005 and 2004. SFAS No. 107 defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties.

Due to their near-term maturities, the carrying amounts of accounts receivable and accounts payable are considered equivalent to fair value. In addition, because the interest rates on our senior credit facility and most other debt are variable, their fair values approximate their carrying values.

We have senior notes with an aggregate face value of $600 million with fixed interest rates ranging from 6.625% to 8.15% at December 31, 2005. These notes were issued by Legacy Dean prior to our acquisition of Legacy Dean.

We have entered into various interest rate agreements to reduce our sensitivity to changes in interest rates on our variable rate debt. The fair values of these instruments and our senior notes were determined based on fair values for similar instruments with similar terms. The following table presents the carrying value and fair value of our senior notes and interest rate agreements at December 31:

	2005		2004	
(In thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Senior notes	$(568,493)	$(615,625)	$(664,696)	$(737,188)
Interest rate agreements	13,579	13,579	(17,062)	(17,062)

20. Segment and Geographic Information and Major Customers

We currently have two reportable segments: the Dairy Group and WhiteWave Foods Company.

Our Dairy Group segment is our largest segment. It manufactures, markets and distributes a wide variety of branded and private label dairy case products, such as milk, cream, ice cream, cultured dairy products and juices, to retailers, distributors, foodservice outlets, schools and governmental entities across the United States.

Our WhiteWave Foods Company segment manufactures, develops, markets and sells a variety of nationally branded soy, dairy and dairy-related products, such as *Silk* soymilk and cultured soy products, *Horizon Organic* dairy products, *International Delight* coffee creamers, and *LAND O LAKES®* creamer and fluid dairy products. WhiteWave Foods Company sells its products to a variety of customers, including grocery stores, club stores, natural foods stores, mass merchandisers, convenience stores and foodservice outlets. A small percentage of our WhiteWave Foods Company's products (approximately $53.3 million, $46.8 million and $20.6 million in 2005, 2004 and 2003, respectively) are sold through the Dairy Group's direct store delivery network. Those sales, together with their related costs, are included in WhiteWave Foods Company for segment reporting purposes.

Our International Group, which does not qualify as a reportable segment, consists of Leche Celta and Rachel's Organic. Leche Celta manufactures, markets and sells private label and branded milk, butter and cream through its internal sales force to retailers and distributors across Spain and Portugal. Rachel's Organic markets and sells organic dairy products across the United Kingdom under the *Rachel's Organic®* and *Divine Rice®* brand names. Effective January 1, 2006, Rachel's Organic was transferred from our International Group to WhiteWave Foods Company. Net sales, income and assets of the International Group are reflected in the charts below on the Corporate/Other lines.

We evaluate the performance of our segments based on operating profit or loss before other operating income, facility closing and reorganization costs and foreign exchange gains and losses. Therefore, the measure of segment profit or loss presented below is before such items.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

The amounts in the following tables are obtained from reports used by our executive management team and do not include any allocated income taxes or management fees. There are no significant non-cash items reported in segment profit or loss other than depreciation and amortization.

(In thousands)	2005	2004	2003
Net sales to external customers:			
Dairy Group	$ 8,961,512	$ 8,665,431	$7,547,155
WhiteWave Foods Company	1,144,333	1,010,267	598,948
Corporate/Other	399,715	360,579	244,882
Total	$10,505,560	$10,036,277	$8,390,985
Intersegment sales:			
Dairy Group	$ 76,324	$ 56,844	$ 27,982
WhiteWave Foods Company	54,698	7,483	1,618
Total	$ 131,022	$ 64,327	$ 29,600
Operating income:			
Dairy Group	$ 639,868	$ 596,323	$ 640,162
WhiteWave Foods Company	114,918	87,390	2,909
Corporate/Other	(109,112)	(77,636)	(65,570)
Segment operating income	645,674	606,077	577,501
Facility closing and reorganization costs	(38,583)	(24,575)	(11,787)
Other operating income	–	5,899	68,719
Total	607,091	587,401	634,433
Other (income) expense:			
Interest expense and financing charges	168,984	198,900	188,109
Equity in (earnings) loss of unconsolidated affiliates	–	–	(244)
Other (income) expense, net	(789)	(370)	(2,530)
Consolidated income from continuing operations before tax	$ 438,896	$ 388,871	$ 449,098
Depreciation and amortization:			
Dairy Group	$ 190,849	$ 177,649	$ 154,744
WhiteWave Foods Company	12,224	8,685	1,149
Corporate/Other	18,218	20,255	20,775
Total	$ 221,291	$ 206,589	$ 176,668
Assets:			
Dairy Group	$ 5,197,093	$ 5,389,258	$5,198,511
WhiteWave Foods Company	1,282,387	1,086,078	527,740
Corporate/Other	571,404	548,328	504,335
Discontinued operations	–	732,704	761,950
Total	$ 7,050,884	$ 7,756,368	$6,992,536
Capital expenditures:			
Dairy Group	$ 181,400	$ 270,255	$ 243,503
WhiteWave Foods Company	98,402	27,969	12,714
Corporate/Other	27,035	35,580	15,359
Total	$ 306,837	$ 333,804	$ 271,576

GEOGRAPHIC INFORMATION –

(In thousands)	Net Sales 2005	Net Sales 2004	Net Sales 2003	Long-Lived Assets 2005	Long-Lived Assets 2004	Long-Lived Assets 2003
United States	$10,105,845	$ 9,675,698	$8,146,103	$5,338,431	$6,074,755	$5,616,574
Europe	399,715	360,579	244,882	235,485	244,531	162,453
Total	$10,505,560	$10,036,277	$8,390,985	$5,573,916	$6,319,286	$5,779,027

MAJOR CUSTOMERS – Our Dairy Group and WhiteWave Foods Company segments each had one customer that represented greater than 10% of their 2005 sales. Approximately 14.9% of our consolidated 2005 sales were to that same customer. In addition, our International Group had two customers that represented greater than 10% of their 2005 sales. Each of these customers represented less than 1% of our consolidated sales.

21. RELATED PARTY TRANSACTIONS

REAL PROPERTY LEASE – We lease the land for our Franklin, Massachusetts facility from a partnership in which Alan Bernon, President of our Dairy Group and a member of our Board of Directors, owns a 13.45% minority interest. (The remaining interests are owned by members of Mr. Bernon's family.) Our lease payments were approximately $700,000 in 2005, 2004 and 2003.

MINORITY INTEREST IN CONSOLIDATED CONTAINER HOLDING COMPANY – We hold our minority interest in Consolidated Container Company through our subsidiary Franklin Plastics, Inc., in which we own an approximately 99% interest. Alan Bernon, President of our Dairy Group, and his brother, Peter Bernon, collectively own less than 1% of Franklin Plastics, Inc. We spent approximately $324.1 million, $235.5 million and $167.9 million on products purchased from CCC for the years ended December 31, 2005, 2004 and 2003, respectively. In the fourth quarter of 2004, we purchased equipment previously owned and operated by CCC totaling $3.2 million.

22. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of our unaudited quarterly results of operations for 2005 and 2004.

(In thousands, except share data)	Quarter First	Second	Third	Fourth
2005				
Net sales	$2,561,751	$2,602,552	$2,646,613	$2,694,644
Gross profit	613,728	652,675	649,425	670,480
Income from continuing operations	55,861	79,504	66,408	70,700
Net income(1)	66,197	86,648	103,875	70,811
Earnings per common share(2):				
Basic	0.44	0.57	0.70	0.52
Diluted	0.43	0.55	0.67	0.49
2004				
Net sales	$2,260,177	$2,603,320	$2,583,578	$2,589,202
Gross profit	568,305	590,542	610,064	625,998
Income from continuing operations	54,305	61,846	37,826	85,184
Net income(3)(4)	69,240	77,073	40,192	98,869
Earnings per common share(2):				
Basic	0.44	0.49	0.26	0.66
Diluted	0.43	0.47	0.25	0.64

(1) The results for the first, second, third and fourth quarters include facility closing and reorganization costs, net of tax, of $3.9 million, $1.5 million, $11.3 million, and $7.3 million, respectively.
(2) Earnings per common share calculations for each of the quarters were based on the basic and diluted weighted average number of shares outstanding for each quarter, and the sum of the quarters may not necessarily be equal to the full year earnings per common share amount.
(3) The results for the first, third and fourth quarters include facility closing and reorganization costs, net of tax, of $4.7 million, $6.8 million, and $3.4 million, respectively.
(4) The results for the third quarter of 2004 include a charge of $21.2 million, net of tax, related to the early extinguishment of debt. The results for the fourth quarter of 2004 include other operating income related to the settlement of litigation of $3.8 million, net of taxes.

23. Subsequent Event (Unaudited)

In January 2006, it became probable that the conditions required to accelerate the vesting of SUs granted in January 2004 will be achieved in July 2006 as our stock price achieved the required price target of approximately 150% of the stock price on the date of grant. Therefore, we reduced the remaining period over which we will recognize the compensation expense associated with these SUs. We will recognize approximately $6.7 million of compensation expense in 2006 related to the acceleration.

Between January 1, 2006 and March 6, 2006 we spent approximately $15.3 million to repurchase an additional 400,000 shares of our common stock for an average price of $38.37, excluding commissions and fees.

Controls Evaluation and Related CEO and CFO Certifications

We conducted an evaluation of the effectiveness of the design and operation of our "disclosure controls and procedures" ("Disclosure Controls") as of December 31, 2005. The controls evaluation was done under the supervision and with the participation of management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO).

Included on pages 81-83 are certifications of the CEO and the CFO, which are required in accordance with Rule 13a-14 of the Exchange Act. The Corporation also has submitted to the New York Stock Exchange a certificate of the Corporation's Chief Executive Officer for the prior year certifying that he is not aware of any violation by the Corporation of the New York Stock Exchange corporate governance listing standards as of the date of such certification. This Controls and Procedures section includes the information concerning the controls evaluation referred to in the certifications and it should be read in conjunction with the certifications for a more complete understanding of the topics presented.

Definition of Disclosure Controls

Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed with the Securities and Exchange Commission (the "SEC") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure Controls also are designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our Disclosure Controls include components of our internal control over financial reporting, which consists of control processes designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements in accordance with US generally accepted accounting principles.

Limitations on the Effectiveness of Controls

We do not expect that our Disclosure Controls or our internal controls over financial reporting will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Scope of the Controls Evaluation

Our evaluations of our Disclosure Controls include reviews of the controls' objectives and design, our implementation of the controls and the effect of the controls on the information generated for use in our SEC filings. In the course of our controls evaluations, we seek to identify data errors, controls problems or acts of fraud and confirm that appropriate corrective actions, including process improvements, are undertaken. Many of the components of our Disclosure Controls are evaluated on an ongoing basis by our Audit Services department. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

Conclusions

Based upon our most recent controls evaluation, our CEO and CFO have concluded that as of December 31, 2005, our Disclosure Controls were effective at the reasonable assurance level.

Controls and Procedures

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

We have assessed the effectiveness of our internal control over financial reporting as of December 31, 2005. In making this assessment, we used the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment we believe that, as of December 31, 2005, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm has issued an audit report on our assessment of our internal control over financial reporting. This report appears on page 80.

March 8, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Dean Foods Company
Dallas, Texas

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that Dean Foods Company and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2005 of the Company and our report dated March 8, 2006, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's change in its method of accounting for conditional asset retirement obligations to conform to Financial Accounting Standards Board Interpretation No. 47.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Dallas, Texas
March 8, 2006

Controls and Procedures

CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Gregg L. Engles, certify that:

1. I have reviewed this annual report on Form 10-K of Dean Foods Company;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, result of operations and cash flows of Dean Foods Company as of, and for, the periods presented in this report;
4. Dean Foods Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for Dean Foods Company and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to Dean Foods Company including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of Dean Foods Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in Dean Foods Company's internal control over financial reporting that occurred during Dean Foods Company's most recent fiscal quarter (Dean Foods Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, Dean Foods Company's internal control over financial reporting; and
5. Dean Foods Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to Dean Foods Company's auditors and the audit committee of Dean Foods Company's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Dean Foods Company's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in Dean Foods Company's internal control over financial reporting.

Gregg L. Engles
Chairman of the Board and
Chief Executive Officer

March 10, 2006

CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Barry A. Fromberg, certify that:

1. I have reviewed this annual report on Form 10-K of Dean Foods Company;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of Dean Foods Company as of, and for, the periods presented in this report;
4. Dean Foods Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for Dean Foods Company and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to Dean Foods Company including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of Dean Foods Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in Dean Foods Company's internal control over financial reporting that occurred during Dean Foods Company's most recent fiscal quarter (Dean Foods Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, Dean Foods Company's internal control over financial reporting; and
5. Dean Foods Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to Dean Foods Company's auditors and the audit committee of Dean Foods Company's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Dean Foods Company's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in Dean Foods Company's internal control over financial reporting.

Barry A. Fromberg
Executive Vice President and
Chief Financial Officer

March 10, 2006

Controls and Procedures

CEO Certification Pursuant to 18 U.S.C. Section 1350, Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Form 10-K of Dean Foods Company (the "Company") for the year ended December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gregg Engles, Chairman of the Board and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, and the information contained in the Report fairly presents in all material respects, the financial condition and results of operations of the Company.

Gregg L. Engles
Chairman of the Board and
Chief Executive Officer

March 10, 2006

CFO Certification Pursuant to 18 U.S.C. Section 1350, Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Form 10-K of Dean Foods Company (the "Company") for the year ended December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Barry Fromberg, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, and the information contained in the Report fairly presents in all material respects, the financial condition and results of operations of the Company.

Barry A. Fromberg
Executive Vice President and
Chief Financial Officer

March 10, 2006

Transfer Agent

The Bank of New York

Shareowner Inquiries:
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PO Box 11258
Church Street Station
New York, New York 10286-1258

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Lost Securities Department
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Change of Address:
The Bank of New York
Account Maintenance Department
PO Box 11023
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Telephone: 866.557.8698
E-Mail: Shareownersvcs@bankofny.com
Website: www.stockbny.com

Auditor

Deloitte & Touche LLP
2200 Ross Avenue
Suite 1600
Dallas, Texas 75201
Telephone: 214.840.7000

Market Information

NYSE: DF

Annual Meeting

May 19, 2006, 10:00 a.m.
Dallas Museum of Art
1717 North Harwood
Dallas, Texas 75201

Corporate Headquarters

Dean Foods Company
2515 McKinney Avenue
Suite 1200
Dallas, Texas 75201
Telephone: 214.303.3400
Facsimile: 214.303.3499
Website: www.deanfoods.com

Forward-Looking Statement Disclosure

This report contains statements about the future that are not statements of historical fact. These statements, which are sometimes predictions and sometimes statements of our plans for the future, are found in the Chairman's letter to shareholders, and on pages 1 through 16, as well as in Management's Discussion and Analysis of Financial Condition and Results of Operations. In most cases, you can identify these statements by terminology such as "may," "will," "should," "could," "expect," "seek to," "anticipate," "plan," "believe," "estimate," "intend," "predict," "potential," "hope" or "continue" or the negative of such terms and other comparable terminology. In evaluating these statements, you should carefully consider the risks outlined in this report, and in any subsequent reports we may file after the date hereof with the Securities and Exchange Commission. You may obtain copies of these reports without charge by writing to our corporate headquarters, Attention: Investor Relations, or through our corporate website at www.deanfoods.com, or on the SEC's website at www.sec.gov.

Board of Directors and Officers

BOARD OF DIRECTORS

Gregg L. Engles
Chairman of the Board and
Chief Executive Officer
Dean Foods Company

Alan J. Bernon
President
Dean Dairy Group

Lewis M. Collens
President
Illinois Institute of Technology and
Chairman, IIT Research Institute

Tom C. Davis
Chief Executive Officer
The Concorde Group

Stephen L. Green
General Partner
Canaan Capital Partners

Joseph S. Hardin, Jr.
Retired

Janet Hill
Vice President
Alexander & Associates

Ronald Kirk
Partner
Vinson & Elkins

John S. Llewellyn, Jr.
Retired

John R. Muse
Chairman and Co-Founding Partner
Hicks, Muse, Tate & Furst Incorporated

Hector M. Nevares
President
Neva Management

Pete Schenkel
Vice Chairman of the Board
Dean Foods Company

Jim L. Turner
Principal
JLT Beverages

CORPORATE OFFICERS

Gregg L. Engles
Chairman of the Board and
Chief Executive Officer

Pete Schenkel
Vice Chairman of the Board

Michelle P. Goolsby
Executive Vice President,
Chief Administrative Officer, General
Counsel and Corporate Secretary

Alan J. Bernon
President
Dean Dairy Group

Joseph E. Scalzo
President and
Chief Executive Officer
WhiteWave Foods Company

Robert D. Dunn
Senior Vice President –
Human Resources

Art Fino
Senior Vice President and
Chief Information Officer

Steven J. Kemps
Senior Vice President,
Deputy General Counsel and
Assistant Secretary

Ronald H. Klein
Senior Vice President –
Corporate Development

Ronald L. McCrummen
Senior Vice President and
Chief Accounting Officer

Cory M. Olson
Senior Vice President –
Finance and Treasurer

William C. Tinklepaugh
Senior Vice President –
Government Relations

Design: Benoit Design, Inc. | Writing: Amy Barker and Benoit Design, Inc. | Photography: Gary Blockley, Pat Haverfield, Keri Pickett | Printing: ColorDynamics

DEAN FOODS COMPANY
2515 McKinney Avenue
Suite 1200
Dallas, Texas 75201
Telephone: 214.303.3400
Facsimile: 214.303.3499

www.deanfoods.com

SIMPLE TRUTHS

DEAN FOODS COMPANY

2006 Proxy Statement and Notice of Annual Meeting

FOCUSING ON
WHAT MATTERS MOST

Dean FOODS



Notice of Stockholders' Meeting

We will hold this year's annual stockholders' meeting on Friday, May 19, 2006, at 10:00 a.m. at the Dallas Museum of Art, 1717 North Harwood, Dallas, Texas 75201.

At the meeting, we will ask you to consider and vote on the following proposals recently adopted by our Board of Directors:

- **Proposal One:** A proposal to re-elect Lewis M. Collens, Janet Hill, Hector M. Nevares, Pete Schenkel and Jim L. Turner as members of our Board of Directors for a three-year term, and
- **Proposal Two:** A proposal to ratify our Audit Committee's selection of Deloitte & Touche LLP as our independent auditor for 2006.

We will also vote on a proposal submitted by a shareholder that is opposed by our Board of Directors.

Finally, we will discuss and take action on any other business that is properly brought before the meeting.

If you were a stockholder on March 24, 2006, you are entitled to vote on the proposals to be considered at this year's meeting.

This Notice and the accompanying proxy statement are first being mailed to stockholders on or about April 10, 2006.

By order of the Board of Directors,

Sincerely,

Michelle P. Goolsby
Executive Vice President,
Chief Administrative Officer,
General Counsel and Corporate Secretary

TABLE OF CONTENTS

YOU ARE INVITED 2

QUESTIONS AND ANSWERS

Why did I receive this proxy statement? 3

I received more than one proxy statement. Why? 3

What will occur at the annual meeting? 3

How many votes are necessary to re-elect the nominees for director? 3

What if a nominee for director is unwilling or unable to stand for re-election? 4

How many votes are necessary to pass the other proposals? 4

How do I vote? 4

Where can I find the voting results of the meeting? 4

What if I want to change my vote? 4

What if I do not vote? 5

How do I raise an issue for discussion or vote at the annual meeting? 5

How much will this solicitation cost and who will pay for it? 5

ABOUT THE PROPOSALS

Proposal One: Re-Election of Directors 6

Proposal Two: Ratification of Selection of Independent Auditor 7

Stockholder Proposal 7

What is the Company's position regarding the stockholder proposal? 8

OTHER INFORMATION

Who is on our Board of Directors? 10

Who are our independent directors? 11

What are the responsibilities of our Board of Directors? 12

How much are Board members paid? 13

What are the Committees of our Board of Directors and who serves on those Committees? 14

What are the responsibilities of our Board Committees? 14

How can you communicate with our Board of Directors? 15

Reports to You From Our Board Committees:

Report of the Audit Committee 16

Report of the Compensation Committee 17

Who are our executive officers? 21

How much are our named executive officers paid? 22

Have our equity compensation plans been approved by our stockholders? 27

How much stock do our executive officers and directors own? 28

What other relationships do we have with our executive officers and directors? 28

How has our stock performed? 29

Do we have a Code of Ethics? 30

Section 16(a) Beneficial Ownership Reporting Compliance 30

ANNEX I

Dean Foods Company Audit Committee Charter 30

YOU ARE INVITED

April 3, 2006

DEAR FELLOW STOCKHOLDERS,

We hope that you will come to our annual stockholders' meeting on Friday, May 19, 2006. At the annual meeting, after we vote on the proposals described in this proxy statement, we will present a brief report on our 2005 results and our outlook for 2006 and beyond. As always, we will conclude the meeting by inviting you to ask questions and make comments. For your convenience, we will present a live webcast of the annual meeting, which you can access through our corporate website at *www.deanfoods.com.*

If you have questions regarding any of the matters contained in this proxy statement, please contact our Investor Relations department at 800.431.9214. We look forward to seeing you at this year's meeting.

Sincerely,



Gregg L. Engles
Chairman of the Board and
Chief Executive Officer

QUESTIONS AND ANSWERS

WHY DID I RECEIVE THIS PROXY STATEMENT?

On April 10, 2006, we began mailing this proxy statement to everyone who was a stockholder of our company on March 24, 2006. One purpose of this proxy statement is to let our stockholders know when and where we will hold our annual stockholders' meeting.

More importantly, this proxy statement:

- Includes detailed information about the matters that will be discussed and voted on at the meeting, and
- Provides updated information about our company that you should consider in order to make an informed decision at the meeting.

I RECEIVED MORE THAN ONE PROXY STATEMENT. WHY?

If you received more than one proxy statement, your shares are probably registered differently or are in more than one account. Please vote each proxy that you received.

WHAT WILL OCCUR AT THE ANNUAL MEETING?

First we will determine whether enough stockholders are present at the meeting to conduct business. A stockholder will be deemed to be present at the meeting if the stockholder:

- Is present in person, or
- Is not present in person but has voted by telephone, internet or mail prior to the meeting.

According to our bylaws, holders of at least 67,951,918 shares of our common stock (which is a majority of the shares of our common stock that were outstanding on March 24, 2006) must be present at this year's meeting in order to conduct the meeting. Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining if enough stockholders are present (in person or by proxy) to conduct the meeting. A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

If holders of fewer than 67,951,918 shares are present at the meeting, we will reschedule the meeting. The new meeting date will be announced at the meeting. If enough stockholders are present at the meeting to conduct business, then we will vote on:

- **PROPOSAL ONE:** A proposal to re-elect Lewis M. Collens, Janet Hill, Hector M. Nevares, Pete Schenkel and Jim L. Turner as members of our Board of Directors for a three-year term, and
- **PROPOSAL TWO:** A proposal to ratify our Audit Committee's selection of Deloitte & Touche LLP as our independent auditor for 2006.

Proposals One and Two have been approved by our Board of Directors. The Board of Directors is now soliciting your vote on these proposals and recommends that you vote FOR each of Proposals One and Two.

We will also vote on a stockholder proposal that our Board of Directors opposes.

On each proposal, you are entitled to one vote for each share of stock that you owned on March 24, 2006. Cumulative voting is not permitted.

After each proposal has been voted on at the meeting we will discuss and take action on any other matter that is properly brought before the meeting. Also, our management team will report on the highlights of 2005 and our outlook for 2006.

HOW MANY VOTES ARE NECESSARY TO RE-ELECT THE NOMINEES FOR DIRECTOR?

The five nominees receiving the highest number of "yes" votes will be elected as directors. This number is called a plurality.

Our common stock was the only class of stock outstanding on March 24, 2006. As of that date, there were 135,903,834 shares of common stock outstanding.

QUESTIONS AND ANSWERS

WHAT IF A NOMINEE FOR DIRECTOR IS UNWILLING OR UNABLE TO STAND FOR RE-ELECTION?

Each of the persons nominated for re-election has agreed to stand for re-election. However, if unexpected events arise which cause one or more of them to be unable to stand for re-election, then either:

- The Board of Directors can vote at the meeting to reduce the size of the Board of Directors, or
- The Board of Directors may, during the meeting, nominate another person for director.

Please understand that if our Board of Directors nominates someone at the meeting, the person(s) to whom you have given your proxy will be able to use his or her discretion to vote on your behalf.

HOW MANY VOTES ARE NECESSARY TO PASS THE OTHER PROPOSALS?

The Audit Committee of our Board of Directors has responsibility for selection of our independent auditor. Stockholder ratification is not required. However, the Board of Directors is soliciting your opinion regarding the selection of Deloitte & Touche LLP. The Audit Committee of the Board of Directors plans to take your opinion into account in selecting our independent auditor for 2007.

Proposal Two and the stockholder proposal must receive the affirmative vote of a majority of the shares having voting power present (in person and by proxy) at the meeting in order to pass.

HOW DO I VOTE?

To vote, follow the instructions on the enclosed proxy card or voting card.

If you are a registered stockholder, you can also vote at the meeting. If your shares are in a brokerage account, you might not be a registered stockholder. In this case, your shares would not be officially registered in your name; rather, they would be registered in your broker's name (which is sometimes called "street name"). If your shares are in street name, you cannot vote in person at the meeting unless you have a proper power of attorney from your broker. You should, therefore, vote by telephone, internet or mail according to the instructions on the enclosed voting card in order to ensure that your vote is counted.

Please understand that voting by any means other than voting in person at the meeting has the effect of appointing Gregg Engles, our Chairman of the Board and Chief Executive Officer, and Michelle Goolsby, our Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary, as your proxies. They will be required to vote on the proposals described in this proxy statement exactly as you have voted.

However, if any other matter requiring a stockholder vote is properly raised at the meeting, then Mr. Engles and Ms. Goolsby will be authorized to use their discretion to vote on such issues on your behalf.

If you sign your proxy card, but do not specify how you want to vote on a proposal, your shares will be voted FOR Proposals One and Two, and AGAINST the stockholder proposal.

We encourage you to vote now (by telephone, internet or mail) even if you plan to attend the meeting in person.

WHERE CAN I FIND THE VOTING RESULTS OF THE MEETING?

We will announce preliminary voting results at the meeting. We will publish the final results in our quarterly report on Form 10-Q for the second quarter of 2006. We will file that report with the Securities and Exchange Commission ("SEC") by August 9 of this year, and you can obtain a copy on our website at *www.deanfoods.com*, on the SEC's website at *www.sec.gov*, or by contacting our Investor Relations office at 800.431.9214 or the SEC at 800.SEC.0330.

WHAT IF I WANT TO CHANGE MY VOTE?

You can revoke your vote on a proposal at any time before the meeting for any reason. To revoke your proxy before the meeting, either:

- Write to our Corporate Secretary at 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, or
- Vote again, either by telephone or internet (the last vote before the meeting begins will be counted).

If you are a registered stockholder (or if you hold your shares in "street name" and have a proper power of attorney from your broker), you may also come to the meeting and change your vote in writing or orally.

QUESTIONS AND ANSWERS

WHAT IF I DO NOT VOTE?

If you do not vote, your failure to vote could affect whether there are enough stockholders present at the meeting to hold the meeting. Holders of a majority of the outstanding shares of our common stock must be present (in person or by proxy) in order to conduct the meeting. If there are enough stockholders present to conduct the meeting, your failure to vote will not affect the outcome of the proposals.

If your shares are held in "street name" and you do not vote, your brokerage firm could:

- Vote for you, if it is permitted by the exchange or organization of which your broker is a member, or
- Leave your shares unvoted.

Generally, your broker will be permitted to vote for you on Proposal One and Two regarding the election of directors and the ratification of Deloitte & Touche LLP. If you do not provide your broker with proper instructions, your broker will not be permitted to vote for you on the stockholder proposal.

HOW DO I RAISE AN ISSUE FOR DISCUSSION OR VOTE AT THE ANNUAL MEETING?

According to our bylaws, if a stockholder wishes to present a proposal for consideration at an annual meeting, he or she must send written notice of the proposal by certified mail to our Corporate Secretary no later than March 1 of the year of the meeting. We have not received notice of any stockholder proposals pursuant to this bylaw provision to be presented at this year's meeting.

If you would like your proposal to be included in next year's proxy statement, you must submit it to our Corporate Secretary in writing no later than December 12, 2006. We will include your proposal in our next annual proxy statement if it is a proposal that we are required to include in our proxy statement pursuant to the rules of the Securities and Exchange Commission.

You may write to our Corporate Secretary at 2515 McKinney Avenue, Suite 1200, Dallas, TX 75201.

According to our bylaws, any proposal properly raised at the meeting by a stockholder will require the affirmative vote of a majority of the shares deemed present at the meeting (whether in person or by proxy).

HOW MUCH WILL THIS SOLICITATION COST AND WHO WILL PAY FOR IT?

We have engaged Georgeson Shareholder to assist in the distribution of proxy materials and the solicitation of votes. In addition, certain of our officers may solicit proxies by mail, telephone, fax, e-mail or in person. We will pay Georgeson Shareholder a fee of up to $8,500, plus certain expenses. We also will pay all other costs associated with this proxy statement and the solicitation of proxies. Upon request, we will reimburse stockbrokers, dealers, banks and trustees, or their nominees, for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of shares of our common stock.

Our transfer agent, The Bank of New York, will count the votes and act as inspector of election.

About the Proposals

Proposal One: Re-Election of Directors

Our Board of Directors is divided into three classes serving three year terms. This year's nominees for re-election to the Board of Directors for a three-year term are the following Class II directors:



Lewis M. Collens –

Director since December 2001

Mr. Collens, age 68, has served as the President of Illinois Institute of Technology ("IIT") and Chairman of IIT Research Institute since 1990. From 1974 to 1990, he served as Dean of IIT Chicago Kent College of Law. Mr. Collens was originally elected to our Board of Directors in connection with our acquisition of the former Dean Foods Company ("Legacy Dean") on December 21, 2001. Mr. Collens had served on the Board of Directors of Legacy Dean since 1991 and was Chairman of its Audit Committee and a member of its Corporate Governance Committee.



Janet Hill –

Director since December 2001

Mrs. Hill, age 58, has served as Vice President of Alexander & Associates, a corporate consulting firm, since 1981. She was originally elected to our Board of Directors in connection with our acquisition of Legacy Dean in December 2001. Mrs. Hill had served on the Board of Directors of Legacy Dean since 1997 and was a member of its Audit and Corporate Governance Committees. In addition to ours, Mrs. Hill serves on the Boards of two other public companies, including Wendy's International (where she also serves on the Compensation Committee) and Sprint Nextel Corporation (where she also serves on the Compensation and Corporate Governance and Nominating Committees).



Hector M. Nevares –

Director since October 1994

Mr. Nevares, age 55, was President of Suiza Dairy, a Puerto Rico dairy processor, from June 1983 until September 1996, having served in additional executive capacities at Suiza Dairy since June 1974. Mr. Nevares served as a consultant for us from March 1998 until April 2000, when he retired.



Pete Schenkel –

Director since January 2000

Mr. Schenkel, age 70, joined our company in January 2000 as President of our Dairy Group and a member of our Board of Directors. Effective December 31, 2005, Mr. Schenkel retired as President of our Dairy Group. He now serves as Vice Chairman of our Board of Directors. From 1959 to December 31, 1999, he served in various capacities at Southern Foods Group (now a part of our Dairy Group), including Chairman of the Board and Chief Executive Officer from 1994 through 1999, and President from 1987 to 1994. He was originally elected to our Board of Directors in connection with our acquisition of Southern Foods Group in January 2000.



Jim L. Turner –

Director since November 1997

Mr. Turner, age 60, retired in June 2005 from Dr Pepper/Seven Up Bottling Group, Inc., where he served as President and Chief Executive Officer since its formation in 1999. Prior to that, since 1985, he was the Chairman of the Board and Chief Executive Officer of the Turner Beverage Group, the largest privately owned independent bottler in the United States. Mr. Turner was a member of the Board of Directors of The Morningstar Group Inc. prior to our acquisition of that company in November 1997. Mr. Turner also serves on the Board of Directors and Compensation Committee of Crown Holdings, Inc., a manufacturer of consumer packaging products, and is Chairman-elect of Baylor University's Board of Regents.

Our Board of Directors recommends that you vote for Mr. Collens, Mrs. Hill, Mr. Nevares, Mr. Schenkel and Mr. Turner.

About the Proposals

Mr. Collens, Mrs. Hill, Mr. Nevares, Mr. Schenkel and Mr. Turner were each unanimously nominated for re-election by our Board of Directors following the recommendation of the Governance Committee of our Board of Directors. They have each consented to be re-elected as members of our Board of Directors.

Proposal Two: Ratification of Selection of Independent Auditor

The Audit Committee of our Board of Directors has selected Deloitte & Touche LLP to serve as our independent auditor for the 2006 fiscal year and is soliciting your ratification of that selection.

Your ratification of the Audit Committee's selection of Deloitte & Touche LLP is not necessary because the Audit Committee has responsibility for selection of our independent auditor. However, the Audit Committee will take your vote on this proposal into consideration when selecting our independent auditor in the future.

The Audit Committee of our Board of Directors has responsibility for overseeing our financial reporting and various other matters. See page 14 of this proxy statement for further information about the responsibilities of our Audit Committee and page 16 for an important report by the Audit Committee.

Our Board of Directors recommends that you vote for the proposal to ratify the selection of Deloitte & Touche LLP as our independent auditor for 2006.

Stockholder Proposal

We received a proposal from the Office of the Comptroller of New York City, as the custodian and trustee of the New York City Employees' Retirement System, the New York City Teacher's Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund and custodian of the New York City Board of Education Retirement System (collectively, the "Funds"), whose address is The City of New York, Office of the Comptroller, 1 Centre Street, Room 736, New York, New York 10007. The Funds beneficially own approximately 576,435 shares of our common stock. The Office of the Comptroller of New York City intends to introduce the following resolution at our annual meeting of stockholders and has furnished the following statement in support of the proposal:

Whereas:

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to be accepted in their communities and to prosper long-term.

Sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs. It includes "encouraging long lasting social well being in communities where companies operate, interacting with different stakeholders (*e.g.*, clients, suppliers, employees, government, local communities and non-governmental organizations) and responding to their specific and evolving needs, thereby securing a long-term "license to operate," superior customer and employee loyalty, and ultimately superior financial returns." (Dow Jones Sustainability Group)

Globally, approximately 1,500 companies produce reports on sustainability issues (Association of Chartered Certified Accountants, *www.corporateregister.com*), including more than half of the global Fortune 500 (KPMG International Survey of Corporate Responsibility Reporting 2005).

Ford Motor Company states, "Sustainability issues are neither incidental nor avoidable – they are at the heart of our business." American Electric Power has stated, "Management and the Board have a fiduciary duty to carefully assess and disclose to stockholders appropriate information on the company's environmental risk exposure."

Global expectations regarding sustainability reporting are changing rapidly. The European Commission recommends corporate sustainability reporting, and listed companies in Australia, South Africa and France must now provide investors with information on their social and environmental performance.

Resolved:

Stockholders request that the Board of Directors issue a sustainability report to stockholders, at reasonable cost, and omitting proprietary information, by September 1, 2006.

Supporting Statement

The report should include the company's definition of sustainability, as well as a company-wide review of company policies and practices related to long-term social and environmental sustainability.

We recommend that the company use the Global Reporting Initiative's Sustainability Reporting Guidelines (the "Guidelines") to prepare the report. The Global Reporting Initiative

ABOUT THE PROPOSALS

(*www.globalreporting.org*) is an international organization with representatives from the business, environmental, human rights and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Over 700 companies use or consult the Guidelines for sustainability reporting.

WHAT IS THE COMPANY'S POSITION REGARDING THE STOCKHOLDER PROPOSAL?

Our Board of Directors has considered the above proposal and recommends that our stockholders vote against the proposal for the following reasons.

We believe that our policies and practices already address more than adequately the concerns raised by the proposal. We are fully committed to ensuring that all of our facilities, whether in the U.S. or any other country, are operated legally, ethically and responsibly. Our Code of Ethics, which is posted on our website at *www.deanfoods.com*, guides our activities around the world. It commits all of our employees, officers and directors to honest and ethical behavior and obedience of all laws and regulations applicable to our business. It outlines our pledge to conduct business with the highest ethical standards. We also have many other policies and practices designed to ensure that we conduct our operations in a manner that provides a safe and healthy workplace, that complies with all applicable occupational safety and health standards and that safeguards the environment.

We are committed to nurturing and supporting the communities where we do business. We give back to our communities to strengthen them and to foster a healthier and better tomorrow. Our community support efforts are focused in three main areas – health/nutrition (including hunger), education/arts and environmental stewardship/conservation. We support worthy organizations at the corporate level, through our WhiteWave Foods subsidiary, and through our network of dairy processing facilities nationwide.

Because we make wholesome and nutritious products that are essential for good health, we look for opportunities to bring a message to consumers about healthy foods and their role in fostering healthy lifestyles. With childhood obesity becoming one of our nation's most serious health issues, we are pleased to announce our funding of the Dean LEAN (Lifestyle, Exercise and Nutrition) Families Program at Children's Medical Center of Dallas. This treatment program is a family-focused, multidisciplinary, hospital-based initiative aimed at weight management for high-risk patients who have medical conditions resulting from or associated with being overweight or obese. The program expects to see its first patients later this year. We also support organizations that work to enhance the health of individuals and communities. We support the Susan G. Komen Breast Cancer Foundation and its efforts to fund breast cancer research, education, screening and treatment. Our Horizon Organic brand is a leading sponsor of Healthy Mothers Healthy Babies, a recognized leader and resource in maternal and child health and well-being. We also support the American Cancer Society, the American Heart Association, the National Multiple Sclerosis Society, the Muscular Dystrophy Association and many other worthwhile causes that work daily to eradicate, prevent and treat illness.

We recognize that good and healthy food choices are not an option for many millions of Americans who go hungry. We support the North Texas Food Bank by holding canned food and fund drives and by providing needed volunteers to sort donated food and other items. We also support the World Initiative for Soy and Human Health and the Emergency Family Assistance Association. Our processing plants across the country are vital partners of food banks and food pantries, including many members of the America's Second Harvest network, providing needed dairy and other healthy food products for families in need. After Hurricanes Katrina and Rita, we donated substantial amounts of dairy products, water and juice to those living in temporary shelters.

In our communities, we also support programs that improve the education of and opportunities for children, particularly at-risk children. In Dallas, Texas, home of our corporate office, we support the Notre Dame School, which provides a quality education to students with mental disabilities. We fund the school's cafeteria program, which not only provides daily meals, but also serves as a vocational job-training site for the school's older students. In addition, our plants nationwide regularly partner with local schools to serve a variety of needs, all to enhance the quality of education in their communities.

We also believe that access to the arts is vital to the health of a community and exposure to the arts is extremely beneficial in child development. In Dallas, we sponsor the Dallas Museum of Art, Nasher Sculpture Center and North Texas Business Committee for the Arts. We also are the major sponsor of the Dallas Symphony Orchestra's Young Strings program, which provides talented African-American and Hispanic string students with private lessons, mentoring, performance opportunities, concert tickets and instrument loans. We also are helping to fund the construction of the Dallas Center for the Performing Arts, which we believe will provide unlimited

About the Proposals

opportunities for artistic and cultural growth for the Dallas community and beyond. As part of this partnership, our Schepps Dairy continues to sponsor the Dallas Theater Center's Project Discovery, which provides arts accessibility and education programming to Dallas middle and high school students.

Our Dairy Group maintains a crime reward program, which pays monetary rewards for information offered to police in connection with local crimes. This successful program, started at our Schepps Dairy in Dallas, Texas, in the early 1970s, has been extended to other cities across the country. This program provides a tangible way for us to contribute to the quality of life and safety in the communities we serve.

Our community involvement is outlined on our corporate website at *www.deanfoods.com/aboutus/community.*

We believe that partnering with our communities means not just supporting them today, but sustaining them for tomorrow. We contribute to causes and organizations that further sustainable agriculture, conservation of natural resources, animal welfare and preservation of family farms and rural communities. We are a proud supporter of organizations such as Beyond Pesticides, Earth Share, Heifer International, the Bonneville Environmental Foundation, the Environmental Media Association and Undo It, an environmental defense movement addressing the critical issue of global warming.

We are committed to leadership in sustainable business practices. Two of our largest brands, *Silk* and *Horizon Organic*®, are inherently sustainable and socially responsible as they are certified organic. Organic foods are produced without antibiotics, added growth hormones or pesticides, providing added health benefits for consumers. Production of organic foods promotes sustainable agriculture, benefiting the land and animals that produce the raw materials in these products.

As the largest organic foods company in the United States, we are major advocates for sustainable agriculture through support of America's farmers. We work with more than 500 organic family farmers nationwide to produce organic milk and soymilk products, to promote environmentally friendly farming methods and to ensure a healthy food supply. We provide significant support to organic family farms through our HOPE (Horizon Organic Producer Education) program. The HOPE program includes: hands-on training and support from our dedicated producer relations field staff; significant financial assistance during the three-year process of converting a farm to organic; access to an advisory team of dairy and land conservation experts who can help farmers implement best practices on grazing, animal welfare and land restoration; and assistance in obtaining organic certification. In addition, we work with state and federal legislators to create economic incentives for organic farmers, and we also provide financial assistance to organizations such as Farm Aid who are dedicated to preserving and protecting the family farmer. Through our HOPE program, more than 240 family farms have been converted to organic since 2001. Over 325 family farms now supply their organic milk to Horizon Organic. An additional 179 family farms are currently in transition to organic production. More than 250,000 new acres of farmland are now under organic production as a result of our HOPE program, and hundreds of tons of pesticides and toxic chemicals have been prevented from leaching into our soil, water and food supply.

Our Dairy Group is also committed to improving our environment. Our Dairy Group, which operates approximately 100 plants across the country, has a vigorous program of auditing our plants for environmental compliance and for waste reduction opportunities. We are currently investigating the feasibility of converting some of our waste into biogas, which may then be used to generate electricity or as a replacement fuel in our boilers. We also are using detergents that are more environmentally friendly, with low or no amounts of phosphorus and chlorine.

We work hard to be a good corporate citizen. Sustainable business practices are important to us. We have been, and will continue to be, committed to upholding and abiding by all laws and regulations that govern our operations, wherever we operate. We have been, and will remain, committed to treating all of our employees with dignity, fairness and respect, protecting the health and safety of our employees, protecting the environment and enhancing the quality of life in the communities in which we operate.

We believe that requiring our company to prepare the proposed sustainability report is not in the best interests of our company or our stockholders. The proposed sustainability report is unnecessary and would not result in any additional benefit to our stockholders or employees. In addition, the proposed report would be costly and time-intensive and would be duplicative of many of our existing policies, initiatives and efforts. We believe that our corporate resources can be put to more productive use.

For these reasons, our Board of Directors recommends that you vote against the stockholder proposal.

OTHER INFORMATION

WHO IS ON OUR BOARD OF DIRECTORS?

In addition to the five directors proposed for re-election, the following persons currently serve on our Board of Directors:



Alan J. Bernon –

Director since August 1997

Mr. Bernon, age 51, has served as President of our Dairy Group since January 1, 2006. From 1997 through the end of 2005, he served as Chief Operating Officer of the Northeast Region of our Dairy Group. He was originally elected to our Board of Directors in connection with our acquisition of The Garelick Companies in 1997. From September 1985 until July 1997, Mr. Bernon served as President of The Garelick Companies. His term will expire in 2007.



Tom C. Davis –

Director since March 2001

Mr. Davis, age 57, has served as Chief Executive Officer of The Concorde Group, a private investment firm, since March 2001. He was the managing partner and head of banking and corporate finance for the Southwest division of Credit Suisse First Boston (formerly DLJ) from March 1984 to February 2001. In this position, Mr. Davis worked with several large private equity firms, in addition to a variety of public and private companies, including companies in the broadcast and telecommunications, energy, foodservice, food processing and retailing industries. In addition to ours, Mr. Davis also serves on the Boards of Directors of Affirmative Insurance Holdings, Inc., an insurance holding company, and Westwood Holdings Group, an investment management and trust services company, both of which have issued publicly-traded securities. His term will expire in 2008.



Gregg L. Engles –

Chairman of the Board, Director since October 1994

Mr. Engles, age 48, has served as our Chief Executive Officer and as a director since the formation of our company in October 1994. From October 1994 until December 21, 2001, he served as Chairman of the Board. When we acquired Legacy Dean, Mr. Howard Dean was named Chairman of the Board pursuant to the merger agreement concerning our acquisition of Legacy Dean, and Mr. Engles was named Vice Chairman of the Board. In April 2002, Mr. Dean retired, and Mr. Engles resumed his position as Chairman of the Board. Prior to the formation of our company, he served as Chairman of the Board and Chief Executive Officer of certain predecessors to our company. In addition, Mr. Engles serves on the Board of Directors of TreeHouse Foods, Inc. His term will expire in 2007.



Stephen L. Green –

Director since October 1994

Mr. Green, age 55, has served as a general partner of Canaan Capital Partners, L.P., the general partner of Canaan Capital Limited Partnership and Canaan Capital Offshore Limited Partnership, C.V., since November 1991. From October 1985 until November 1991, Mr. Green served as Managing Director of GE Capital's Corporate Finance Group. His term will expire in 2008.



Joseph S. Hardin, Jr. –

Director since May 1998

Mr. Hardin, age 60, served as Chief Executive Officer of Kinko's, Inc. from May 1997 until January 2001. Currently retired, Mr. Hardin held a variety of positions from 1986 to April 1997 with increasing responsibility at Wal-Mart Stores, Inc., ultimately as an Executive Vice President and as the President and Chief Executive Officer of SAM's Club, the wholesale division of Wal-Mart Stores, Inc. In addition to ours, Mr. Hardin also serves on the Boards of Directors, and on the Governance/Nominating Committees, of American Greetings Corporation and of Petsmart, Inc. His term will expire in 2008.

OTHER INFORMATION



Ronald Kirk –
Director since February 2003
Mr. Kirk, age 51, has been a partner with the law firm of Vinson & Elkins since February of 2005. He was a partner with the law firm of Gardere Wynne Sewell LLP from 1994 through January 2005. From June 1995 to November 2001, he also served as Mayor of the City of Dallas, Texas. In addition to ours, Mr. Kirk also serves on the Boards of two other public companies, including Brinker International, a restaurant operator (where he also serves on the Audit Committee), and Petsmart, Inc. (where he also serves on the Corporate Governance Committee). His term will expire in 2007.



John S. Llewellyn, Jr. –
Director since December 2001
Mr. Llewellyn, age 71, served as President and Chief Executive Officer of Ocean Spray Cranberries, Inc. from 1988 until his retirement in 1997. He was originally elected to our Board of Directors in connection with our acquisition of Legacy Dean in December 2001. Mr. Llewellyn had served on the Board of Directors of Legacy Dean since 1994 and was a member of its Compensation and Corporate Governance Committees. His term will expire in 2007.



John R. Muse –
Director since November 1997
Mr. Muse, age 55, is Chairman and co-founding partner of Hicks, Muse, Tate & Furst Incorporated, a private equity firm. Prior to the formation of Hicks, Muse, Tate & Furst in 1989, Mr. Muse headed the investment/merchant banking activities of Prudential Securities for the southwest region of the United States from 1984 to 1989. Mr. Muse was a member of the Board of Directors of The Morningstar Group Inc. prior to our acquisition of that company in November 1997. In addition to ours, he also serves on the Board of Directors of Swift & Company, a meat packing company, which has issued publicly-traded securities. His term will expire in 2008.

WHO ARE OUR INDEPENDENT DIRECTORS?

Our Board of Directors conducts an annual assessment of the independence of each member of our Board of Directors, taking into consideration all relationships between our company and/or our officers, on the one hand, and each director on the other. In 2006, the Board determined that the following members of our Board of Directors are "independent," as that term is used in the New York Stock Exchange's guidelines: Lewis Collens, Tom Davis, Steve Green, Joseph Hardin, Janet Hill, Ron Kirk, John Muse, Hector Nevares and Jim Turner. Mr. Engles, Mr. Schenkel and Mr. Bernon are all current employees of our company and, therefore, they are not independent. Our Board of Directors has determined that Mr. Llewellyn is not independent because his son became a partner with Deloitte & Touche, our independent audit firm, in December 2005.

Mr. Kirk serves on the Board of Directors of Brinker International and Mrs. Hill serves on the Boards of Directors of Wendy's International and Sprint Nextel Corporation. We sell products to Brinker International and Wendy's International and we purchase products and services from Sprint Nextel Corporation, all in the ordinary course of our business. In 2005, Wendy's International paid approximately $39.4 million and Brinker International paid approximately $9.8 million for purchases of our products. We paid approximately $2.2 million for products and services purchased from Sprint Nextel in 2005. These amounts are not material either to us or to the other party. In addition, we have used the services of Heidrick & Struggles, a large international executive search firm where Mr. Kirk's wife is a partner. We paid approximately $74,000 to Heidrick & Struggles in 2005, which is not material either to us or to Heidrick & Struggles. Our Board of Directors has determined, considering all relevant facts and circumstances, that these relationships are not material and do not impact Mr. Kirk's or Mrs. Hill's status as independent directors, as defined by the rules of the New York Stock Exchange.

In 2005, we made a contribution of approximately $41,000 to Students in Free Enterprise ("SIFE"), a non-profit charitable organization. Mr. Hardin and Mr. Engles both serve on the Board of Directors of SIFE. There are more than 200 people currently serving on the Board of Directors of SIFE. The contribution that we made to SIFE is not material to us or to SIFE. Our Board of Directors has determined, considering all relevant facts and circumstances, that neither our relationship nor Mr. Engles' relationship with SIFE is material and that Mr. Hardin's relationship with SIFE does not have a material impact on his relationship with us or with Mr. Engles. Therefore, our Board of Directors has determined that Mr. Hardin is an independent director, as defined by the rules of the New York Stock Exchange.

OTHER INFORMATION

WHAT ARE THE RESPONSIBILITIES OF OUR BOARD OF DIRECTORS?

Our Board of Directors is responsible for overseeing and interacting with senior management with respect to key aspects of our business, including strategic planning, management development and succession, operating performance, compliance and shareholder returns. It is the responsibility of the Board of Directors to select and evaluate a well-qualified Chief Executive Officer of high integrity, and to approve the appointment of other members of the senior management team. The Board of Directors provides general advice and counsel to our Chief Executive Officer and other senior executives.

All directors are expected to avoid conflicts of interest and to represent the best interests of our stockholders in maintaining and enhancing the success of our business. The Board conducts a self-evaluation annually to ensure that it is functioning effectively.

Members of our Board of Directors are required to regularly attend Board meetings and to attend our Annual Meeting of Stockholders, unless an emergency prevents them from doing so. All directors attended our 2005 Annual Meeting of Stockholders.

Our Board of Directors meets according to a set schedule and also holds special meetings and acts by written consent from time to time as appropriate. The Board met seven times during 2005, including four regular meetings and three special meetings, and acted by written consent one time. In 2005, all directors attended at least 75% of the meetings of the Board of Directors and the Committees on which they serve.

The Board of Directors has adopted a set of Corporate Governance Principles for our company, including certain director qualification standards and continuing education requirements, a copy of which is accessible through our corporate website at *www.deanfoods.com*.

Our Board of Directors has elected Mr. Hardin to serve as our Lead Director. According to the requirements of our Corporate Governance Principles, the Lead Director, who must be an independent director, (1) calls all Board meetings, (2) approves the schedule of and agenda for all Board meetings, (3) presides at executive sessions of the Board, and (4) acts as a liaison between the non-employee directors and our Chief Executive Officer. Our Board meets in executive session at the end of each regularly scheduled Board meeting.

OTHER INFORMATION

HOW MUCH ARE BOARD MEMBERS PAID?

In 2005, we paid the following to our non-employee directors:

Name	Total(1)	Fees Earned or Paid in Cash(2)(3)	Stock Awards(4)	Option Awards(4)	Non-Stock Incentive Compensation	All Other Compensation(3)(5)(6)
Collens	$269,993	$ 71,000	$89,862	$73,650	–	$35,481
Davis	269,993	71,000	89,862	73,650	–	35,481
Green	309,741	97,500	89,862	73,650	–	48,729
Hardin	332,019	109,000	89,862	73,650	–	59,507
Hill	233,512	70,000	89,862	73,650	–	–
Kirk	231,762	54,000	89,862	73,650	–	14,250
Llewellyn	292,152	85,750	89,862	73,650	–	42,890
Muse	237,053	49,000	89,862	73,650	–	24,541
Nevares	267,014	69,000	89,862	73,650	–	34,502
Turner	280,137	77,750	89,862	73,650	–	38,875

(1) Represents the sum of the numbers shown in the columns to the right.

(2) This column represents the fees earned by each director in 2005, whether paid in cash or in shares of restricted stock. Non-employee directors receive:
- A $35,000 annual retainer, payable quarterly in arrears, plus
- $3,000 for each meeting (Board of Directors or Committee) attended in person and $1,000 for each such meeting attended by telephone, plus
- $5,000 per year for serving on the Audit Committee or Compensation Committee and $2,000 per year for serving on any other Board Committee, plus
- $10,000 per year for chairing the Audit Committee or Compensation Committee and $4,000 for chairing any other Committee.

In March 2006, our Board of Directors approved an amendment to our Corporate Governance Principles that clarified and strengthened the Lead Director role. At the same time, the Compensation Committee of our Board of Directors established a fee for the Lead Director role of $25,000 per year, to be paid quarterly in arrears. Mr. Hardin serves as our Lead Director. We will begin paying this fee effective January 1, 2006.

(3) Directors may elect to receive their earned fees in shares of restricted common stock rather than in cash. If a director makes this election, he or she will receive shares with a value equal to 150% of the cash amount owed to him or her, determined as of the last day of the quarter based on the average closing price of our common stock over the last 30 trading days of the quarter. One-third of the restricted shares vest on the grant date; 1/3 vest on the first anniversary of the grant date; and the final 1/3 vest on the second anniversary of the grant date. In 2005, Mrs. Hill elected to receive all of her fees in cash, and Mr. Kirk elected to receive 1/2 of his fees in cash. All other directors elected to receive their fees in shares of restricted stock.

(4) On June 30 of each year, each non-employee director receives a grant of 7,500 immediately exercisable stock options and 2,550 stock units that vest over a three-year period (except in the event of a change in control, in which case the stock units would automatically vest). The value reflected in this column is the aggregate grant date fair value of the award, computed in accordance with FAS 123R (applying the same valuation model and assumptions as we use for financial statement reporting purposes).

(5) The numbers reflected in this column represent the value of restricted stock granted to directors who elected to receive their fees in stock rather than in cash, over and above the amount of fees earned that are reflected in the column entitled "Fees Earned or Paid in Cash." The value reflected in this column is the aggregate grant date fair value of the shares granted, computed in accordance with FAS 123R (applying the same valuation model and assumptions as we use for financial statement reporting purposes), less the amount shown in the "Fees Earned or Paid in Cash" column. In 2005, we paid the expenses, which were in the aggregate amount of approximately $5,000, for our Lead Director's wife to accompany him to attend a company-sponsored customer event. The amount shown for him in this column includes that amount. No other compensation was paid to our directors in 2005.

(6) We pay, or in some cases reimburse, all travel, lodging and meal expenses associated with attending Board meetings, Committee meetings and other company functions. These amounts are not reflected in the table because we do not consider them to be compensation.

OTHER INFORMATION

WHAT ARE THE COMMITTEES OF OUR BOARD OF DIRECTORS AND WHO SERVES ON THOSE COMMITTEES?

Our Board of Directors has established certain Committees to assist in the performance of its various functions. The chart below lists all of the Committees of our Board of Directors, and indicates who currently serves on those Committees and how many times each Committee met during 2005.

Board Member	Audit(2)(3)	Compensation(2)	Executive	Governance(2)	Strategic Planning
Bernon					*
Collens	*				
Davis	*				
Engles			*(1)		*
Green	*(1)	*			*
Hardin		*(1)	*	*	*(1)
Hill				*(1)	
Kirk					*
Llewellyn					*
Nevares	*	*			
Schenkel			*		
Turner		*		*	
Meetings in 2005	8	6	1	6	0

* Committee Member
(1) Committee Chair
(2) Our Board of Directors has determined that all of the members of our Audit, Compensation and Governance Committees are "independent," as determined in accordance with New York Stock Exchange guidelines, and are appointed by the Board of Directors.
(3) Our Board of Directors has determined that all of the members of the Audit Committee are "audit committee financial experts," as that term is defined by the Securities and Exchange Commission.

WHAT ARE THE RESPONSIBILITIES OF OUR BOARD COMMITTEES?

AUDIT COMMITTEE: The Audit Committee is responsible for assisting our Board of Directors in monitoring (1) the integrity of our financial statements, (2) our independent auditor's qualifications and independence, (3) the performance of our internal audit function and independent auditor, and (4) our compliance with applicable legal and regulatory requirements.

The Audit Committee has sole authority to appoint and replace our independent auditor and is directly responsible for the compensation and oversight of the independent auditor for the purpose of preparing or issuing an audit report or related work. The Audit Committee is responsible for approving all permitted non-audit services to be performed by our independent auditor, and has established guidelines for doing so. See the Report of the Audit Committee on page 16 for more information.

The Audit Committee has authority to retain independent legal, accounting or other advisors, at our expense. The Audit Committee meets regularly with members of our management and with our independent auditor outside the presence of management.

The Audit Committee makes regular reports to the Board of Directors and reviews its own performance annually. The Committee operates under a charter, a copy of which is attached hereto as Annex I and is accessible on our corporate website at *www.deanfoods.com*, and is required to meet not less frequently than quarterly.

COMPENSATION COMMITTEE: Our Compensation Committee is responsible for setting our executive compensation policies and objectives and administering our executive compensation programs. The Compensation Committee evaluates the performance of, and determines compensation for, our Chief Executive Officer. The Committee also determines the compensation of our executive officers and certain other key employees, and acts in an advisory role on non-executive employee compensation. The Committee administers our stock option and stock award plans and makes final determinations regarding grants of stock options and other stock-based awards. The Compensation Committee operates under a charter, a copy of which is accessible on our corporate website at *www.deanfoods.com*, and performs annual self-evaluations.

Other Information

Executive Committee: The Executive Committee may act on behalf of the Board of Directors when the Board of Directors is not in session on a limited basis, as to matters specifically delegated to the Executive Committee from time to time. This Committee meets only as needed.

Governance Committee: The Governance Committee is responsible for considering, developing and making recommendations to the Board of Directors regarding corporate governance principles generally and the appropriate composition, size, function and operation of the Board and its Committees to optimize the effectiveness of the Board of Directors. Specifically, the Governance Committee must (1) consider, recommend and recruit candidates to fill new or open positions on the Board, (2) review candidates recommended by stockholders, (3) conduct the appropriate and necessary inquiry into the backgrounds and qualifications of possible candidates, and (4) recommend director nominees for approval by the Board of Directors and our stockholders. When searching for or considering a candidate for Board membership (including any candidate who may be recommended by a shareholder), the Governance Committee will generally require that the candidate have the highest ethical standards, integrity, sound business judgment and a willingness to devote adequate time to Board duties. Their ultimate goal when considering the composition of our Board of Directors is to ensure that the Board includes members with appropriately diverse backgrounds, skills and experience, including financial and other expertise relevant to the business of our company. The Committee also considers possible conflicts of interest of Board members and senior executives, recommends Board Committee members, recommends director development activities and is involved in succession planning and management development for senior management. The Governance Committee operates under a charter, a copy of which is accessible on our corporate website at *www.deanfoods.com*, and performs annual self-evaluations. The Governance Committee will consider stockholder recommendations submitted in writing to the address set forth below.

Strategic Planning Committee: The Strategic Planning Committee has been assigned the task of working with our executives to chart the strategic course of our company, with the goal of maximizing stockholder returns over the medium to long term. Specific areas considered by the Committee include business mix, strategic initiatives, capital and other resource allocation and earnings growth.

How can you communicate with our Board of Directors?

Should you wish to contact our Lead Director or any of the other members of our Board of Directors on a board-related issue, you may write to him or her in care of our Corporate Secretary at 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201. Relevant communications will be distributed to the Board, or to any individual director or directors as appropriate, depending on the facts and circumstances outlined in the communication. Communications that are unrelated to the duties and responsibilities of the Board will not be forwarded, such as:

- business solicitations or advertisements,
- junk mail and mass mailings,
- new product suggestions,
- product complaints,
- product inquiries,
- resumes and other forms of job inquiries,
- spam, and
- surveys.

In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will be excluded. Any communication that is filtered out will be made available to any outside director upon his or her request.

OTHER INFORMATION

REPORTS TO YOU FROM OUR BOARD COMMITTEES

REPORT OF THE AUDIT COMMITTEE

We have met with representatives of Deloitte & Touche LLP and company management to review and discuss the company's audited consolidated financial statements for the year ended December 31, 2005 and the assessment of the company's internal control over financial reporting. We have discussed significant accounting policies applied by the company in its financial statements, as well as alternative treatments. We discussed with the company's Chief Audit Executive and with Deloitte & Touche the overall scope and plans for their respective audits. We met with the Chief Audit Executive and with Deloitte & Touche, with and without management present, to discuss the results of their examinations, the evaluations of the company's internal controls and the overall quality of the company's financial reporting. We also regularly review and discuss the company's activities with respect to risk assessment and risk management, and receive regular reports regarding the company's compliance program.

We regularly discuss with Deloitte & Touche, and they have provided written disclosures to us, regarding (1) the matters required to be communicated under generally accepted auditing standards (Standard No. 61, Communication with Audit Committees), and (2) Deloitte & Touche's independence, as required by the Independence Standards Board (Standard No. 1, Independence Discussions with Audit Committees).

Deloitte & Touche has served as independent auditor for the company since its formation. Deloitte & Touche periodically changes the personnel who work on the audit. In addition to performing the audit of the company's consolidated financial statements, Deloitte & Touche also provides various other services to the company. All of the services provided for the company by Deloitte & Touche in 2005 were approved by us. The aggregate fees and reimbursable expenses billed to the company and its subsidiaries by Deloitte & Touche for 2005 and 2004 were:

	2005	2004
Audit Fees[1]	$ 5,791,000	$ 6,430,000
Audit-Related Fees[2]	3,304,000	4,069,000
Tax Fees[3]	1,112,000	875,000
All Other Fees[4]	180,000	546,000
Total	$10,387,000	$11,920,000

(1) "Audit Fees" includes fees and expenses billed for the audit of the company's annual financial statements and review of financial statements included in the company's quarterly reports on Form 10-Q, and services provided in connection with statutory and regulatory filings. Audit fees also includes the audit of the company's internal controls.

(2) "Audit-Related Fees" includes fees billed for services that are related to the performance of the audit or review of the company's financial statements (which are not reported above under the caption "Audit Fees"), such as fees for accounting due diligence on acquisitions and divestitures and audits of company employee benefit plans. In 2005, "Audit Related Fees" also included fees for the stand-alone audit of TreeHouse Foods and other work related to the TreeHouse spin-off.

(3) For 2005, "Tax Fees" includes $738,000 for tax work related to the TreeHouse spin-off, $120,000 for work related to benefit plans and $254,000 for tax compliance work. For 2004, "Tax Fees" includes $252,000 for tax preparation and compliance and $623,000 for tax advice and planning.

(4) "All Other Fees" includes fees billed in connection with the company's benefit plans and a license fee for certain tax preparation software.

We have considered whether the services performed by Deloitte & Touche other than audit services or services related to the audit are compatible with maintaining the independence of Deloitte & Touche, and we have concluded that they are. Based on our reviews and discussions with management and Deloitte & Touche, as described above, we recommended to the Board of Directors that the audited consolidated financial statements be included in the company's annual report on Form 10-K for the year ended December 31, 2005, for filing with the Securities and Exchange Commission.

We have also recommended that Deloitte & Touche be selected as the company's independent auditor for 2006.

We have sole authority to engage and determine the compensation of the company's independent auditor. Our pre-approval is required for any engagement of Deloitte & Touche, and we have established the following pre-approval policies and procedures. Annually, we pre-approve services to be provided by Deloitte & Touche. We also consider the engagement of Deloitte & Touche for the provision of other services during the year. In addition to conducting the company's 2006 audit, we have pre-authorized Deloitte & Touche to provide services to the company in connection with the following types of non-audit matters:

Other Information

Audit-Related Engagements

- Audit of combined financial statements for Dean Dairy Group or any other subsidiary
- Ordinary course accounting consultations
- Due diligence services related to potential acquisitions and divestitures of businesses

Tax Engagements

- U.S. federal, state and local tax compliance advice
- International tax compliance advice
- Review of federal, state, local and international income, franchise and other tax returns
- Advice on tax audits
- Tax structuring and related advice in connection with potential acquisitions, divestitures and restructurings.

Other

- Licensing of tax return preparation software.

The pre-approval described above will expire in November 2006. In the event a matter of a type listed above arises before November 2006, we have authorized management, if necessary, to negotiate, for the Chairman's approval and execution, an engagement agreement related to that matter. For each such matter, management is required to provide us, at our next regularly scheduled meeting, with detailed documentation about the services to be provided. Any service that management wishes Deloitte & Touche to provide that is of a type that has not been pre-approved must be considered at a meeting of the Committee before the service is provided. In determining whether to approve the engagement of Deloitte & Touche, we consider whether such service is consistent with their independence. We also consider the amount of audit and audit-related fees in comparison to all other fees paid to Deloitte & Touche and we review such comparisons regularly.

Representatives of Deloitte & Touche will be present at the annual meeting to make a statement, if they choose, and to answer any questions you have.

This report is presented by:

The Members of the Audit Committee
Stephen L. Green (Chairman)
Lewis M. Collens
Tom C. Davis
Hector M. Nevares

Report of the Compensation Committee

Our Objectives

Our objectives in setting compensation for our executive officers and our senior operating officers are:

- To attract and retain top talent,
- To motivate the performance of officers in support of achievement of the company's strategic, financial and operating performance objectives,
- To reward performance, and
- To align our officers' interests with the long-term interests of our stockholders through awards of stock options and other equity vehicles.

In order to ensure that management's interests are aligned with those of stockholders and to motivate and reward individual initiative and effort, we have put an emphasis on performance-based compensation so that attainment of company, business unit and, in some cases, individual performance goals, is rewarded. Through the use of performance-based plans that emphasize attainment of company and/or business-unit goals, we seek to foster an attitude of teamwork, and the use of tools such as equity ownership is important to ensure that the efforts of management are consistent with the objectives of stockholders.

The Elements of Our Compensation System and Our Methodology

At present, the compensation of the executive officers and senior operating officers consists of base salary, annual cash incentive compensation, long-term incentive awards, and benefits. We determine base salary, annual incentive compensation and long-term incentive awards for the Chief Executive Officer and for each of the other executive officers and senior operating officers after review of:

- Publicly available information and available executive compensation survey data concerning the base salaries of persons with similar responsibilities in our Comparison Group (as defined below), as well as at companies of comparable size in general industry,
- The responsibilities of each officer, and
- The subjective evaluation of such officer's overall performance and contribution to the company.

OTHER INFORMATION

In order to ensure that we are able to attract and retain the highest caliber management, we endeavor to ensure that total compensation, including all elements in the aggregate, is comparable to that offered by competitors for the company's management talent. Specifically, we considered the following companies (referred to in this report as the "Comparison Group"): Archer-Daniels-Midland Company, Campbell Soup Company, The Clorox Company, Coca-Cola Enterprises Inc., Colgate-Palmolive Company, ConAgra Foods, Inc., Cott Corporation, Del Monte Foods Company, General Mills, Inc., H.J. Heinz Company, Hershey Foods Corporation, Hormel Foods Corporation, The J.M. Smucker Company, Kellogg Company, Kimberly-Clark Corporation, McCormick & Co., Inc., The Pepsi Bottling Group, Inc., The Procter & Gamble Company, Sara Lee Company, Smithfield Foods, Inc., Tyson Foods, Inc. and The Wrigley Company.

Generally, it is our practice to set base salaries near the median of market range, adjusted slightly to reflect each officer's individual performance and contributions. The company's Chief Executive Officer provides us with recommendations regarding increases to executive officers' base salaries excluding himself.

Annual cash incentive compensation is designed to motivate officers to achieve annual financial and other goals based on the strategic, financial and operating performance objectives of the company. In conjunction with our review of the strategic and operating plans of the company, each year we establish target performance levels for management based either on the company's earnings per share, the performance of particular operating units over which an officer has control or on individual goals, or some combination thereof. A copy of the Company's Executive Incentive Compensation Plan is on file with the Securities and Exchange Commission as Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005. It is our practice to set bonus levels at the median to 75th percentile of the Comparison Group, adjusted to reflect individual performance and contributions.

Target incentive compensation payout amounts for the persons who were named executive officers in 2005 were:

Name	Target Cash Incentive Compensation (expressed as a percentage of base salary)
Gregg Engles *Chairman of the Board and Chief Executive Officer*	120%
Pete Schenkel *Vice Chairman of the Board (former President of Dean Dairy Group through December 31, 2005)*	90%
Michelle Goolsby *Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary*	65%
Barry Fromberg *Executive Vice President and Chief Financial Officer*	65%
Ron Klein *Senior Vice President – Corporate Development*	50%

Pursuant to our Executive Incentive Compensation Plan, executives are eligible to receive 0% to 200% of their target cash incentive compensation amount, depending on the level of achievement of the performance criteria established for that person by the Compensation Committee. Mr. Engles' 2005 performance criteria were based entirely on the level and growth of the company's earnings per share. Eighty percent of Ms. Goolsby's, Mr. Fromberg's and Mr. Klein's 2005 performance criteria was based on the level and growth of the company's earnings per share. The remaining 20% was based on their achievement of certain individual performance goals. Eighty percent of Mr. Schenkel's 2005 performance criteria was based on the level and growth of the Dairy Group's operating income. The remaining 20% was based on his achievement of certain individual performance goals.

For the 2005 performance period, the company significantly exceeded the performance criteria that we established for Mr. Engles, Ms. Goolsby, Mr. Fromberg and Mr. Klein and therefore, in accordance with the terms of the Executive Incentive Compensation Plan, each of them received the maximum amount of annual cash incentive compensation payable under the plan, which was 200% of their target

OTHER INFORMATION

incentive compensation amounts. The Dairy Group also exceeded its operating income targets for 2005, which resulted in Mr. Schenkel receiving 175% of his target annual incentive compensation amount.

We believe that a significant portion of officer compensation should be dependent on long-term value created for our stockholders. Each year, our officers receive a long-term incentive award (consisting of stock options and restricted stock units) at a market percentile based on the company's total stockholder return over the preceding three years relative to the total stockholder return of the Comparison Group. Our goal is for these grants to be from the 25th to the 75th percentile, depending on our total stockholder return as compared to that of the Comparison Group. Through 2004, the company's total stockholder return for the preceding three years ranked at the 95th percentile of the Comparison Group. Based on this performance, 2005 long-term incentive grants were targeted at the 75th percentile of the Comparison Group.

Beginning in 2003, we began awarding stock units in addition to stock options, with the award values weighted approximately 50% each. The same approach was used in 2004 and again in 2005.

Officers also receive benefits typically offered to executives by companies engaged in businesses similar to the company's and various benefits generally available to all employees of the company (such as health insurance). We have reviewed the company's executive benefit plans and the methods by which benefits are earned under the plans. We found the plans to be appropriate components of the company's compensation program.

We used Mercer Human Resource Consulting, Inc. to assist us in connection with setting compensation for 2005 and 2006. We rely on our compensation consultant to collect market compensation data. We then work with the consultant to ensure that position descriptions are appropriately comparable and to properly adjust the data so that it is appropriate for a company of Dean Foods' size. Using this data, the consultant makes preliminary compensation recommendations based on our Committee's stated compensation philosophy. Our Committee meets several times to discuss setting individual compensation levels, and we adjust the initial recommendations based on our assessments of the personal attributes and achievements of the individual officers. We go through a similar process in considering and establishing the company's short-term and long-term incentive plans and other executive benefits.

Stock option awards under the company's long-term incentive plans qualify for the exemption offered by Section 162(m) of the U.S. tax code, which allows performance-based compensation paid to an executive in excess of $1,000,000 to be tax deductible if certain conditions are met. All other compensation that we pay does not currently qualify for the Section 162(m) exemption. In 2005, the following compensation was not deductible:

Name	Non-Deductible Compensation
Gregg Engles	$8,423,204
Pete Schenkel	3,101,564
Barry Fromberg	678,446
Michelle Goolsby	653,767

Because the instances where our officers' non-exempt compensation has exceeded $1 million have been limited, we have not adopted a policy of strict compliance with the Section 162(m) exemption. 2005 was an exceptional year due to the early vesting in July 2005 of stock units granted in January 2003. The units vested early because the stock price performance target that we established at the time we granted the units was achieved in 2005. At this point, we believe it is more important to retain the flexibility to compensate officers competitively. We will continue to monitor our compensation practices, however, and consider future opportunities to take advantage of the Section 162(m) exemption when we feel it is in the best interest of the company and its stockholders.

Other Information

CEO Compensation

Mr. Engles' base salary for 2005 was $1,070,000, which represented a 7% increase over his base salary for 2004. We raised Mr. Engles' 2005 base salary to a level just below the median of the Comparison Group. His salary had not been increased since 2002 and had fallen behind our goal of paying base compensation at the median of market range.

Mr. Engles' target annual cash incentive compensation for 2005 was 120% of his base salary, with a potential range of 0% to 240% of his base salary, depending on the degree of attainment of the EPS goals we established for 2005. Mr. Engles' 2005 target annual incentive compensation level was near the median of the Comparison Group.

In 2005, Mr. Engles received 123,164 stock units and options to purchase 341,068 shares of common stock. The value of his grant was determined based on the company's total stockholder return for the three years ended November 30, 2004 compared to the total stockholder return of the Comparison Group over the same period.

At the end of each year, we establish written evaluation objectives for the Chief Executive Officer for the upcoming year. At the end of each year, we evaluate his performance against the evaluation objectives and we take the results of our evaluation into consideration when setting his compensation for the next year. The evaluation objectives that we established for Mr. Engles for 2005 included objectives in the following categories: shareholder return and earnings per share growth; his credibility with the investment community; his relationship with the Board of Directors; development and execution of the company's strategic plan; certain tactical and operational initiatives; his development of and relationship with the company's management; and his leadership in establishing and maintaining a culture of compliance, ethical behavior and social responsibility throughout the company.

This report by:

The Members of the Compensation Committee
Joseph S. Hardin, Jr. (Chairman)
Stephen L. Green
Hector M. Nevares
Jim L. Turner

OTHER INFORMATION

WHO ARE OUR EXECUTIVE OFFICERS?

The term "executive officer" is defined by applicable securities law as the company's president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the public company. According to that definition, our Board of Directors has determined that at the end of 2005 our "executive officers" were:

Gregg L. Engles – *Chairman of the Board and Chief Executive Officer*
See Mr. Engles' biography on page 10.

Barry A. Fromberg – *Executive Vice President and Chief Financial Officer*
Mr. Fromberg, age 50, joined us in June 1998 as Executive Vice President and Chief Financial Officer. Prior to joining us, he served as Chairman and Chief Executive Officer of a subsidiary of Paging Network, Inc. from 1995 to 1998. He was Senior Vice President and Chief Financial Officer of Paging Network, Inc. from 1993 to 1995. He served as Executive Vice President and Chief Financial Officer of Simmons Communications, Inc., a cable television operator from 1987 to 1993. From 1980 to 1987, he held various positions with Comcast Corporation. Mr. Fromberg was a Senior Accountant with Coopers & Lybrand from 1977 to 1980. Mr. Fromberg retired on April 1, 2006.

Michelle P. Goolsby – *Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary*
Ms. Goolsby, age 48, joined us in July 1998 as Executive Vice President, General Counsel and Corporate Secretary. In August 1999, she assumed the additional role of Chief Administrative Officer. From September 1988 until July 1998, Ms. Goolsby held various positions with the law firm of Winstead Sechrest & Minick. Prior to joining Winstead Sechrest & Minick, she held various positions with the Trammell Crow Company.

Ronald H. Klein – *Senior Vice President – Corporate Development*
Mr. Klein, age 40, joined us in 1997 as Assistant Treasurer. In mid-1998, he became Vice President – Corporate Development, focusing primarily on acquisition and divestiture transactions and financial planning. In February 2002, he became Senior Vice President – Corporate Development. In October 2005, Mr. Klein also assumed responsibility for our operations in Iberia. Prior to joining us, he worked in the Corporate Finance division of Bear Stearns.

Joseph Scalzo – *President – WhiteWave Foods Company*
Mr. Scalzo, age 47, joined us in October 2005 as President of our WhiteWave Foods Company subsidiary. Prior to joining us, he was employed by The Gillette Company from 2001 to October 2005, serving most recently as Group President, Personal Care and Global Value Chain. Prior to joining The Gillette Company, Mr. Scalzo served in various capacities at the Coca-Cola Company from 1997 to 2001, including as Vice President and General Manager of Coca-Cola North America and as Senior Vice President and Chief Marketing Officer of The Minute Maid Company. He began his career at Procter & Gamble in 1985 where he held various leadership positions. Mr. Scalzo also serves on the Board of Directors of HNI Corporation, a leading office furniture and wood burning fireplace manufacturer.

Pete Schenkel – *Vice Chairman of the Board, Former President of Dairy Group*
See Mr. Schenkel's biography on page 6.
Effective December 31, 2005, Mr. Schenkel retired as President of our Dairy Group and became Vice Chairman of our Board of Directors. On January 1, 2006, Mr. Alan Bernon succeeded Mr. Schenkel as President of the Dairy Group, making him an executive officer effective January 1, 2006. See Mr. Bernon's biography on page 10.

OTHER INFORMATION

HOW MUCH ARE OUR NAMED EXECUTIVE OFFICERS PAID?

The following chart shows the compensation paid in each of the three years ended December 31, 2005 to our Chief Executive Officer and the next four most highly compensated executive officers who were serving as executive officers as of December 31, 2005. Those five people are referred to in this proxy statement as the "Named Executive Officers."

Summary Compensation Table

			Annual Compensation			Long-Term Compensation			
		Total[1]	Salary[2]	Bonus[2]	Other Annual Compensation	Restricted Stock Awards[3]	Securities Underlying Options/SARs[4]	Value of Stock Options Granted[5]	All Other Compensation[6]
Gregg L. Engles	2005	$9,487,305	$1,070,000	$2,568,000	$167,826[7]	$3,312,400[8]	341,068	$2,334,679	$ 34,400[9]
Chairman of the Board	2004	6,847,372	1,000,000	–	238,767[10]	3,148,170[8]	364,909	2,460,435	–
and Chief Executive Officer	2003	14,000,957	1,000,000	1,151,822	148,200[11]	5,942,400[8]	650,579	5,758,535	–
Barry A. Fromberg	2005	2,123,666	435,000	565,500	5,199[12]	652,925[14]	66,319	453,967	11,075[9]
Executive Vice	2004	1,385,294	430,000	51,886	5,438[13]	498,720[14]	59,213	399,250	–
President & Chief Financial Officer	2003	2,565,595	430,000	270,998[15]	19,781[16]	854,220[14]	111,914	990,596	–
Michelle P. Goolsby	2005	2,206,609	470,000	611,000	6,150[17]	652,925[18]	66,319	453,967	12,567[9]
Executive Vice	2004	1,628,085	450,000	54,245	21,345[19]	623,400[18]	71,055	479,095	–
President, Chief Administrative Officer & General Counsel	2003	2,565,561	430,000	270,889[20]	19,856[21]	854,220[18]	111,914	990,596	–
Ronald H. Klein	2005	1,223,388	325,000	325,000	1,330[22]	334,425[23]	33,870	231,847	5,786[9]
Senior Vice President-	2004	976,307	295,000	29,645	14,121[24]	374,040[23]	39,080	263,501	–
Corporate Development	2003	1,163,357	285,000	149,668	1,338[25]	334,260[23]	44,410	393,091	–
Pete Schenkel	2005	3,262,965	700,000	1,066,012	50,412[26]	828,100[27]	84,083	575,565	42,876[28]
Vice Chairman	2004	3,721,942	675,000	298,740	35,251[29]	1,090,950[27]	130,071	877,017	744,984[30]
	2003	6,717,957	675,000	636,561	58,675[31]	2,228,400[27]	281,274	2,489,669	629,652[32]

(1) Represents the sum of the compensation amounts (expressed in dollars) shown in the columns to the right.
(2) Includes salary and bonus deferred pursuant to our Deferred Compensation Plans.
(3) The value shown is calculated by multiplying the closing market price of our stock on the date of grant by the number of shares granted.
(4) All share numbers have been adjusted to reflect all stock splits and adjustments as a result of the spin-off of TreeHouse.
(5) The value reflected in this column is the aggregate grant date fair value of the award, computed in accordance with FAS123(R) (applying the same valuation model and assumptions as we use for financial statement reporting purposes).
(6) Does not include group life, health, hospitalization, medical reimbursement, disability, employee stock purchase plan or 401(k) match benefits that are available to all non-represented employees.
(7) Includes $15,200 club membership, $1,509 executive physical benefit and $151,117 for personal use of company aircraft.
(8) At December 31, 2003, Mr. Engles held 240,000 stock units with a value of $5.9 million. At December 31, 2004, Mr. Engles held 293,000 stock units with a value of $7.9 million. At December 31, 2005, Mr. Engles held 218,851 stock units with a value of $8,241,929. Values are determined based on the closing sales price on December 31. Dividends are not paid on stock units.
(9) Effective in 2005, our Compensation Committee approved a new supplemental retirement plan for the benefit of employees who receive salary and bonus in excess of the amount that IRS regulations allow to be contributed to a 401k plan ("excess compensation"). Under the plan, employees who receive excess compensation are credited with an amount equal to 4% of his or her excess compensation. Four percent is the employer match on our 401(k) plan. The amount shown here is the amount credited to the named executive officer in 2005 under the new plan. Each employee's plan balance will be paid to him or her upon termination of employment, a change in control or the employee's death or disability.
(10) Includes $12,000 club membership, $2,014 executive physical benefit and $224,753 for personal use of company aircraft.
(11) Includes $11,500 club membership, $1,497 executive physical benefit and $135,203 for personal use of company aircraft.
(12) Includes $1,543 for executive physical benefit and $3,656 for personal use of company aircraft.
(13) Includes $5,438 for personal use of company aircraft.
(14) At December 31, 2003, Mr. Fromberg held 34,500 stock units with a value of $854,220. At December 31, 2004, Mr. Fromberg held 43,600 stock units with a value of $1.2 million. At December 31, 2005, Mr. Fromberg held 39,437 stock units with a value of $1,485,197. Values are determined based on the closing sales price on December 31. Dividends are not paid on stock units.
(15) Mr. Fromberg deferred a portion of his 2003 bonus pursuant to our Deferred Compensation Plan and allocated the entire deferred amount toward investment in shares of our common stock. Shares of stock purchased under the Deferred Compensation Plan were purchased at a 15% discount.
(16) Includes $17,646 discount on shares purchased under the Deferred Compensation Plan and $2,135 executive physical benefit.
(17) Includes $2,340 for executive physical benefit and $3,810 for personal use of company aircraft.
(18) At December 31, 2003, Ms. Goolsby held 34,500 stock units with a value of $854,220. At December 31, 2004, Ms. Goolsby held 47,600 stock units with a value of $1.3 million. At December 31, 2005, Ms. Goolsby held 43,226 stock units with a value of $1,627,891. Values are determined based on the closing sales price on December 31. Dividends are not paid on stock units.
(19) Includes $21,345 for personal use of company aircraft.
(20) Ms. Goolsby deferred a portion of her 2003 bonus pursuant to our Deferred Compensation Plan and allocated the entire deferral toward investment in shares of our common stock. Shares of stock purchased under the Deferred Compensation Plan were purchased at a 15% discount.
(21) Includes $11,951 discount on shares purchased under the Deferred Compensation Plan and $7,905 for personal use of company aircraft.
(22) Includes $1,330 for executive physical benefit.
(23) At December 31, 2003, Mr. Klein held 13,500 stock units with a value of $334,260. At December 31, 2004, Mr. Klein held 22,800 stock units with a value of approximately $641,448. At December 31, 2005, Mr. Klein held 23,804 stock units with a value of $896,459. Values are determined based on the closing sales price on December 31. Dividends are not paid on stock units.
(24) Includes $1,330 executive physical benefit and $12,791 for personal use of company aircraft.
(25) Includes $1,338 executive physical benefit.
(26) Includes $10,462 for personal use of company aircraft, $18,200 for a company-provided automobile, $21,000 for club memberships and $750 premium for full coverage Execucare health insurance not provided to other employees.
(27) At December 31, 2003, Mr. Schenkel held 90,000 stock units with a value of $2.2 million. At December 31, 2004, Mr. Schenkel held 107,000 stock units with a value of $2.9 million. At December 31, 2005, Mr. Schenkel held 63,951 stock units with a value of $2,408,395. Values are determined based on the closing sales price on December 31. Dividends are not paid on stock units.
(28) Includes $11,420 premium for special term life and disability insurance paid for by the company and not offered to other employees, and $31,456 credited to Mr. Schenkel under the new supplemental retirement plan.
(29) Includes $9,201 for personal use of company aircraft, $17,300 for a company-provided automobile, approximately $8,000 for a club membership, and $750 for full coverage Execucare health care insurance not provided to other employees.
(30) $700,470 of this amount represents the last of four annual distributions Mr. Schenkel was entitled to receive as a result of the termination of a non-qualified retirement plan maintained by Southern Foods prior to our acquisition of that company effective January 2000. $44,514 is the premium for special term life and disability insurance paid for by the company and not offered to other employees.
(31) Includes $28,425 for personal use of company aircraft, $21,500 for a company-provided automobile, approximately $8,000 club membership and $750 premium for full coverage Execucare health insurance not provided to other employees.
(32) $588,064 of this amount represents the third of four annual distributions Mr. Schenkel was entitled to receive as a result of the termination of a non-qualified retirement plan maintained by Southern Foods prior to our acquisition of that company effective January 2000. $41,588 is the premium paid by the company for term life and disability insurance not offered to other employees.

OTHER INFORMATION

Option Grants in 2005 (to Named Executive Officers)

Name	Number of Securities Underlying Options/SARs Granted[1]	Percent of Total Options/SARs Granted to Employees in 2005[1]	Exercise/Base Price ($/share)	Expiration Date[2]	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term 5%[3]	10%[3]
Engles, Gregg L.	341,068	14.3%	$26.89	01/07/2015	$5,768,672	$14,618,948
Fromberg, Barry A.	66,319	2.8	26.89	01/07/2015	1,121,690	2,842,583
Goolsby, Michelle P.	66,319	2.8	26.89	01/07/2015	1,121,690	2,842,583
Klein, Ronald H.	33,870	1.4	26.89	01/07/2015	572,862	1,451,745
Schenkel, Pete	84,083	3.5	26.89	01/07/2015	1,422,142	3,603,988

(1) The total number of options granted during 2005 to all employees was 2,391,594. Numbers shown in the table include adjustments made in connection with the TreeHouse Foods spin-off.
(2) All vest as follows: 1/3 on first anniversary of grant, 1/3 on second anniversary of grant, and 1/3 on third anniversary of grant.
(3) The 5% and 10% assumed annual rates of compounded stock price appreciation are provided in accordance with the rules of the Securities and Exchange Commission. The actual value, if any, that an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised.

Stock Unit Grants in 2005 (to Named Executive Officers)

Name	No. of Stock Units Granted[1]	Percent of Total Stock Units Granted to Employees During 2005[2]	Potential Realizable Value of Assumed Annual Rates of Stock Price Appreciation Over Total Vesting Period[3] 5%	10%
Engles, Gregg L.	123,164	24.4%	$4,227,542	$5,334,637
Fromberg, Barry A.	24,278	4.8	833,330	1,051,560
Goolsby, Michelle P.	24,278	4.8	833,330	1,051,560
Klein, Ronald H.	12,435	2.5	426,835	538,601
Schenkel, Pete	30,791	6.1	1,056,886	1,333,659

(1) Numbers shown in the table above include adjustments made in connection with the TreeHouse Foods spin-off. Each stock unit represents the right to receive one share of common stock in the future. Stock units have no exercise price. Each employee's stock unit grant vests ratably over five years, subject to certain accelerated vesting provisions based primarily on our stock price. All stock unit grants vest ratably over 5 years.
(2) The total number of stock units granted during 2005 to all employees was 504,314.
(3) The actual value that an executive may realize will depend on the stock price on the date the underlying shares are sold.

Option Exercises in 2005 (by Named Executive Officers)

Name	Shares Acquired On Exercise	Value Realized	No. of Securities Underlying Unexercised Options at December 31, 2005 Exercisable	Unexercisable	Value of Unexercised In-the-Money Options at December 31, 2005 Exercisable	Unexercisable
Engles, Gregg L.	45,000	$1,024,280	3,768,307	837,274	$86,984,577	$10,593,377
Fromberg, Barry A.	289,027	5,846,536	134,751	143,099	2,810,840	1,785,542
Goolsby, Michelle P.	96,408	2,264,729	502,828	150,993	10,558,166	1,875,060
Klein, Ronald H.	–	–	139,691	74,724	2,671,812	907,629
Schenkel, Pete	6,959	81,444	1,186,293	269,814	26,068,889	3,543,879

Stock Units Vested and Distributed in 2005 (to Named Executive Officers)

Name	Number of Shares Received *During 2005* Due to Vesting of Stock Units[1]	*Value of* Shares Received[2]
Engles, Gregg L.	238,735	$8,158,088
Fromberg, Barry A.	34,614	1,182,449
Goolsby, Michelle P.	35,414	1,208,745
Klein, Ronald H.	14,693	500,446
Schenkel, Pete	88,951	3,040,396

(1) The named executive officer may not have actually received the number of shares shown in this column if he or she elected to trade certain of the shares in payment of taxes due.
(2) Value is calculated based on our closing stock price on the date of distribution.

OTHER INFORMATION

Change in Control Benefits

We have entered into agreements with all of our named executive officers pursuant to which we must

- pay each of the named executive officers a lump sum of cash equal to three times his or her base annual salary plus his or her target bonus for the year in which the termination occurs, plus a pro-rated bonus for the portion of the year served prior to termination, in addition to a gross-up payment to pay for any applicable excise taxes,
- pay each of the named executive officers the unvested balance of his or her 401(k) account, plus three times his or her most recent company match,
- continue the executive's insurance benefits for two years, and
- provide certain outplacement services

if, in connection with or within two years after a change in control (as defined in the agreements) of our company

- the named executive officer's employment is terminated by us or any successor of ours without cause (as defined in the agreements), or
- the named executive officer's employment is terminated by the executive for good reason (as defined in the agreement).

Also, each officer has the right, at any time during the 13th month after a change in control, to voluntarily terminate his or her employment for any reason and receive the same benefits as if he or she had been terminated by us or by a successor company during the two years after a change in control as described above. The agreements also contain

- a covenant pursuant to which the executives have agreed not to compete with us for two years after termination,
- a confidentiality provision pursuant to which the executives have agreed not to divulge any of our confidential information, and
- agreements not to solicit any of our employees for two years after termination.

All of the named executive officers' unvested stock options and stock units would automatically vest immediately upon a change in control (as defined in the agreements).

If a change in control (as defined in the agreements) occurred during 2006 and our named executive officers' rights under the agreements were triggered, they would receive approximately the following:

Name	Total(1)	Change In Control Cash Payment(2)	Equity Value(3)	Other(5)
Engles, Gregg L.	$26,848,506	$7,945,200	$18,835,306	$68,000
Fromberg, Barry A.(4)	–	–	–	–
Goolsby, Michelle P.	6,197,452	2,626,500	3,502,952	68,000
Klein, Ronald H.	3,534,463	1,662,375	1,804,088	68,000
Schenkel, Pete	8,270,274	2,250,000	5,952,274	68,000

(1) Represents the sum of the amounts shown in the columns to the right. Amounts shown in this table do not include the tax gross-up that the executive is entitled to under the agreements.
(2) Does not include the prorated bonus the executive would receive for the portion of the year served prior to his or her termination.
(3) Represents the intrinsic (in-the-money) value of all unvested stock options and stock units held by the executive as of December 31, 2005, based on our closing stock price on December 31, 2005.
(4) Mr. Fromberg retired effective April 1, 2006.
(5) Includes outplacement and continued medical coverage for two years.

Other Information

Other Agreements with Named Executive Officers

Retirement Agreement with Barry Fromberg

On April 1, 2006, Barry Fromberg, our former Chief Financial Officer, retired. On November 7, 2005, we entered into an Employment and Release Agreement with Mr. Fromberg regarding his retirement.

Pursuant to the agreement, Mr. Fromberg agreed to continue in his position until April 1, 2006 (the "Retirement Date") and we agreed to continue to pay him his regular salary, at the rate of $435,000 per year, until the Retirement Date, and he continued to be eligible to participate in our benefit plans. In addition, we agreed to pay him a prorated bonus for the three months that he was employed in 2006, but only to the extent that other senior corporate executives become eligible to receive a bonus, which will be determined after the end of 2006 in accordance with our Executive Incentive Compensation Plan. Stock awards granted to Mr. Fromberg prior to the date of the agreement that were scheduled to vest prior to the Retirement Date vested in accordance with their terms. Mr. Fromberg has 60 days after the Retirement Date to exercise his vested stock options.

Mr. Fromberg agreed to make himself available after the Retirement Date to assist us with any transitional issues that may arise and/or to assist his successor with any issues that may arise. In consideration for his agreement to remain in his position until the Retirement Date, and to assist with transitional issues that may arise after the Retirement Date, and in exchange for the release contained in the agreement and Mr. Fromberg's agreement to abide by the non-solicitation, non-compete and non-disclosure provisions contained in the agreement, we agreed to make certain payments to Mr. Fromberg, and to provide him with certain other benefits. Specifically, we agreed to provide him with the following cash amounts, all of which will be paid on October 15, 2006: (1) a payment in an amount equal to approximately $1.4 million (less applicable withholding), or two times the sum of his base annual salary plus his target bonus, plus (2) a health benefit advance in the amount of $24,000, plus (3) a payment in an amount of $25,200, which is three times the amount of his 2005 401(k) match. In addition, on April 15, 2006, we will make a payment to Mr. Fromberg of approximately $1.6 million, which is intended to compensate him for the value of his previously granted stock awards that would have vested in 2007 and 2008 if he were still employed. For unvested options, the amount of the payment will be the difference between the market price (as defined below) of our stock and the strike price of the associated option, times the number of shares underlying such options. For unvested stock units, the amount of the payment will be equal to the market price of our stock times the number of unvested stock units. "Market price" is defined in the agreement as the highest closing price of our stock during the 30 trading days ending on March 31, 2006. Finally, we will continue to provide Mr. Fromberg the annual physical benefit provided to other executives of the company.

Pursuant to the agreement, Mr. Fromberg agreed not to solicit any of our employees or customers for a period of 2 years after the Retirement Date, and he has agreed to maintain the confidentiality of our trade secrets and other confidential information. Finally, the agreement contains a mutual release pursuant to which Mr. Fromberg and the company have agreed to release one another from all claims that may arise out of or relate to his employment with the company.

The agreement can be terminated for "cause," as defined in the agreement.

Employment Agreements with Pete Schenkel

On September 8, 2005, we announced the succession plan for the President of our Dairy Group. Alan Bernon, formerly Chief Operating Officer of the Northeast Region of our Dairy Group, became President of our Dairy Group effective January 1, 2006. Pete Schenkel, formerly the President of the Dairy Group, resigned from that position effective December 31, 2005. On December 2, 2005, we entered into an employment agreement (the "Employment Agreement") with Mr. Schenkel pursuant to which he became Vice Chairman of our Board of Directors effective January 1, 2006. As Vice Chairman, he will assist in the transition of leadership of the Dairy Group through the end of 2007. On December 2, 2005, we also entered into an Independent Contractor and Noncompetition Agreement (the "Consulting and Noncompetition Agreement") with Mr. Schenkel under which we will generally retain access to his services through December 31, 2009, and he has agreed to certain restrictive covenants that will preclude him from competing with us or otherwise interfering with our relationships with our customers and employees.

Employment Agreement

Mr. Schenkel's term as Vice Chairman is expected to continue through December 31, 2007, at which time he will resign as Vice Chairman and as an employee. The Employment Agreement, however, permits Mr. Schenkel to retire prior to December 31, 2007 by providing us at least 10 days' notice (the date he retires as Vice Chairman, whether on or before December 31, 2007, is referred to herein as the "Resignation Date").

During the period Mr. Schenkel serves as Vice Chairman, Mr. Schenkel will assist with various strategic, budgeting and organizational matters pertaining to the Dairy Group and work

OTHER INFORMATION

to facilitate a smooth transition of his responsibilities and customer relationships to his successor. Mr. Schenkel's current Board term will expire in May of this year. He has been nominated for re-election by our Board of Directors. Mr. Schenkel's ability to continue to serve as Vice Chairman is subject to him being re-elected by our stockholders. Should he not be re-elected for another term, he will still continue as an employee through December 31, 2007, serving as a senior advisor with similar responsibilities.

For his services during his continued employment, we will pay Mr. Schenkel an annual base salary of $500,000 for 2006 and $350,000 for 2007, provided he does not resign earlier. His target bonus will be 50% of his base annual salary for each year (prorated to reflect his actual period of employment if he resigns prior to the end of the year). Payment of his bonus will be subject to the achievement of certain operating and other individual targets to be established by our Board of Directors, all as set forth in our Executive Incentive Compensation Plan. Pursuant to the agreement, in January 2006 we granted him 262,000 stock options with an exercise price of $37.74. The options will vest in equal installments over a 5-year period, beginning on the date of grant, subject to any earlier vesting that may occur in the event of a change in control of our company. Continued vesting of the options granted in January 2006 is expressly contingent on Mr. Schenkel's continuing compliance with the restrictive covenants contained in the Consulting and Noncompetition Agreement. Any portion of the options that vest prior to the termination of Mr. Schenkel's employment shall remain exercisable for a period of no less than 12 months following termination of his employment, unless he is terminated for cause (as defined in the Employment Agreement), in which case they will be exercisable only for as long as provided in the award agreement. If his employment is terminated for cause, any unvested options will be forfeited.

Through the Resignation Date, Mr. Schenkel will continue to be eligible to participate in all employee benefit plans that are available to our senior-level executives and to receive all other benefits currently provided to him. Stock options and other equity-based awards granted to Mr. Schenkel prior to January 1, 2006 will fully vest on the Resignation Date, subject to any earlier vesting provided for in such agreements or in the change in control agreement between us and Mr. Schenkel described elsewhere in this proxy statement, and thereafter they will expire according to the terms of our long-term incentive plans and Mr. Schenkel's award agreements.

We may terminate Mr. Schenkel's employment at any time with or without cause. If, prior to the Resignation Date, we terminate his employment for any reason other than for cause, or if Mr. Schenkel terminates his employment for good reason (as defined in the Employment Agreement): (1) he will receive a lump sum payment equal to the base salary and target bonus to which he would otherwise have been entitled through December 31, 2007 and the payments that would have been payable to him through December 31, 2012 under the Consulting and Noncompetition Agreement, less lawful deductions, (2) any unvested portion of his stock options granted in 2006 will continue to vest in equal installments after his termination, and shall remain exercisable for a period of no less than twelve (12) months from their vest date, and (3) he will be paid his accrued and any unpaid base salary and target bonus through the date of termination. In addition, he will have no obligation following his termination to provide us the advisory services contemplated in the Consulting and Noncompetition Agreement and his obligations with regard to the noncompetition and nonsolicitation covenants in the Consulting and Noncompetition Agreement will cease as of the date of such termination.

If his employment is terminated for cause, (1) he will be paid any accrued and any unpaid base salary through the date of termination (but no other severance or other payment will be made), and any unvested portion of his stock options granted in 2006 will be automatically forfeited; (2) any portion of his stock options granted in 2006 which are vested prior to his termination for cause shall remain exercisable for the period specified above; and (3) he shall have no obligation following his termination to provide us the advisory services contemplated in the Consulting and Noncompetition Agreement, and we shall have no obligation to pay him the fees for his consulting services under such Agreement, including any of the benefits that would have otherwise been made available to him following the Resignation Date pursuant to such Agreement.

Consulting and Noncompetition Agreement

Pursuant to the Consulting and Noncompetition Agreement, Mr. Schenkel has agreed to provide general advice and consultation to our Chief Executive Officer and to the Dairy Group President on matters of strategy and execution, and to provide assistance with respect to such specific operating initiatives as may be required from time to time, from the Resignation Date until December 31, 2009. For his services under the Consulting and Noncompetition Agreement, we will pay Mr. Schenkel at the rate of $200,000 per year. We also will provide him with a continued car allowance, reimbursement of expenses, club membership, office and secretarial assistance, and other perquisites and benefits currently provided to him. In the event that his employment under the Employment Agreement is

OTHER INFORMATION

terminated by us without cause or by Mr. Schenkel for good reason or the advisory period contemplated by the Consulting Agreement is ended by us prior to December 31, 2009 and, in any such case, he has not breached any of his obligations in the Consulting and Noncompetition Agreement, we will pay him a single lump sum payment, six months and one day after his termination, equal to the aggregate amount of the fees that would have been payable during the remainder of the advisory period contemplated by the Consulting and Noncompetition Agreement.

The Consulting and Noncompetition Agreement also contains Mr. Schenkel's agreement (1) to maintain the confidentiality of our trade secrets and other confidential information, (2) not to compete with our dairy operations for a period of 2 years after the termination of his services (including his services under the Consulting and Noncompetition Agreement), and (3) not to solicit or interfere with our relationships with our employees or our customers. In consideration for the confidentiality, non-compete and non-solicit agreements, we paid Mr. Schenkel $280,000 on January 2, 2006, and we have agreed to pay him an additional $425,000 on each of January 2, 2007, January 2, 2008, January 2, 2009, January 2, 2010, January 2, 2011 and January 2, 2012. As noted above in the description of his Employment Agreement, any unpaid installments will be paid in a lump sum in the event of Mr. Schenkel's termination of his employment under the Employment Agreement by us without cause or by him for good reason. Such unpaid amounts also will be paid in a lump sum in the event of his death.

HAVE OUR EQUITY COMPENSATION PLANS BEEN APPROVED BY OUR STOCKHOLDERS?

Our equity compensation plans have been approved by our stockholders. In addition, from time to time we grant inducement grants outside our approved plans as permitted by New York Stock Exchange rules. The following table contains certain information about our plans as of December 31, 2005.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	18,507,305	18.87	5,942,758
Equity compensation plans not approved by security holders	245,000[1]	37.98[1]	N/A
Total			

(1) These options were issued on October 11, 2005 to Joseph Scalzo, President of our WhiteWave Foods subsidiary since October 2005, as an "inducement grant," as such term is defined by the New York Stock Exchange. These options will vest over three years and will expire on the tenth anniversary of the date of grant.

OTHER INFORMATION

HOW MUCH STOCK DO OUR EXECUTIVE OFFICERS AND DIRECTORS OWN?

On this page is information as of March 24, 2006 concerning:

- Each stockholder known by us to beneficially own more than 5% of our outstanding common stock,
- Each director and each named executive officer, and
- All directors and executive officers as a group.

Beneficial Owner	# Shares Common Stock	Exercisable Options[1]	Total	Percent[2]	Notes
Bernon, Alan J.	594,878	321,798	916,676	0.6%	
Collens, Lewis M.	18,292	51,910	70,202	0.0%	
Davis, Tom C.	11,165	78,556	89,721	0.1%	
Engles, Gregg L.	2,537,371	2,057,094	4,594,465	3.1%	
Fromberg, Barry A.	19,312	–	19,312	0.0%	
Goolsby, Michelle P.	12,590	585,924	598,514	0.4%	
Green, Stephen L.	42,201	185,140	227,341	0.2%	
Hardin, Jr., Joseph S.	49,498	143,099	192,597	0.1%	(3)
Hill, Janet	10,277	61,172	71,449	0.0%	
Kirk, Ron	6,456	25,264	31,720	0.0%	
Klein, Ronald H.	11,416	163,810	175,226	0.1%	
Llewellyn Jr., John S.	22,163	83,970	106,133	0.1%	
McCrummen, Ronald L.	2,527	17,766	20,293	0.0%	
Muse, John R.	246,222	158,494	404,716	0.3%	(4)
Nevares, Hector M.	613,884	334,980	948,864	0.6%	
Scalzo, Joseph E.	–	–	–	0.0%	
Schenkel, Pete	90,776	1,356,630	1,447,406	1.0%	
Turner, Jim L.	171,182	233,990	405,172	0.3%	
Group Total	4,460,210	5,859,597	10,319,807	7.0%	(5)
Iridian	7,668,947		7,668,947	5.6%	(6)

(1) As of March 24, 2006, including options exercisable within the next 60 days.
(2) Percentages based on 135,903,834 shares of common stock outstanding as of March 24, 2006, plus 12,190,230, the total number of outstanding options exercisable within 60 days, for a denominator of 148,094,064.
(3) Includes 3,350 shares held by trust.
(4) Includes 3,450 shares owned by family members.
(5) All executive officers and directors as a group.
(6) As reported on Schedule 13G, Amendment No. 3, filed on February 3, 2006 (the "Filing"), by Iridian Asset Management, LLC as investment adviser, and others as listed on the Filing. Denominator does not include total number of outstanding options exercisable within 60 days.

WHAT OTHER RELATIONSHIPS DO WE HAVE WITH OUR EXECUTIVE OFFICERS AND DIRECTORS?

Real Property Lease

We lease the land for our Franklin, Massachusetts plant from a partnership owned by Alan Bernon and his family. Our lease payments during 2005 totaled $700,000.

Minority Interest in Consolidated Container Holding Company

We hold our minority interest in Consolidated Container Company through our subsidiary Franklin Plastics, Inc., in which we own an approximately 99% interest. Alan Bernon and his brother, Peter Bernon, collectively own the remaining less than 1% of Franklin Plastics, Inc.

OTHER INFORMATION

Professional Fees

During 2005, we paid legal fees and expenses of approximately $170,000 to Locke Liddell & Sapp LLP, where Michelle Goolsby's husband is a partner, for legal services rendered on various matters. We also paid approximately $73,502 during 2005 to Heidrick & Struggles, an executive search firm where Ron Kirk's wife is a partner.

Ordinary Course Purchases and Sales

During 2005, we sold approximately $9.8 million of product (net of rebates) to Brinker International and its subsidiaries (all of which were through distributors). Ron Kirk sits on the Board of Directors of Brinker International. During 2005, we sold approximately $39.0 million of product to Wendy's International and its subsidiaries (some of which were through distributors). Janet Hill sits on the Board of Wendy's International. Also, we purchased $2.2 million of goods and services from Sprint Nextel. Janet Hill serves on the Board of Sprint Nextel.

Charitable Contribution

In 2005, we made a charitable contribution of $41,360 to Students in Free Enterprise, a charitable organization with which Joseph Hardin and Gregg Engles are affiliated.

Employment of Family Members

Pete Schenkel's son and son-in-law are both employed by our Dairy Group. Stephen Schenkel, Pete Schenkel's son, is the Sales Manager for Schepps Dairy, and received total cash compensation of $129,606 in 2005 (including salary and bonus earned for 2005), in addition to benefits available to all similarly situated employees. In January 2005, he was granted options to purchase 1,500 shares of Dean Foods Company common stock. Craig Roberts, Pete Schenkel's son-in-law, is General Manager of Oak Farms Dairy, and received total cash compensation of $169,533 in 2005 (including salary and bonus earned for 2005), in addition to benefits available to all similarly situated employees. In January 2005, he was granted options to purchase 1,776 shares (as adjusted for the TreeHouse Foods spin-off) of Dean Foods Company common stock. Options granted to Stephen Schenkel and Craig Roberts have an exercise price of $26.89 and will expire January 2015.

HOW HAS OUR STOCK PERFORMED?

The following graph compares the cumulative total return of our common stock since December 29, 2000, with the Standard & Poor's 500 Stock Index, and a peer group index of United States consumer products companies, assuming a $100 investment on December 29, 2000. Points plotted are as of December 31 of each year. We have never paid dividends.

The peer group that we have selected includes 24 manufacturers of food, beverages and other consumer packaged goods. This group includes Archer-Daniels-Midland Company, Campbell Soup Company, The Clorox Company, Coca-Cola Enterprises Inc., Colgate-Palmolive Company, ConAgra Foods, Inc., Cott Corporation, Del Monte Foods Company, General Mills, Inc., H.J. Heinz Company, Hershey Foods Corporation, Hormel Foods Corporation, The J.M. Smucker Company, Kellogg Company, Kimberly-Clark Corporation, McCormick & Co., Inc., The Pepsi Bottling Group, Inc., The Procter & Gamble Company, Sara Lee Company, Smithfield Foods, Inc., Tyson Foods, Inc. and The Wrigley Company. This is the same peer group that the Compensation Committee of our Board of Directors has selected to compare us to for purposes of determining our executive compensation.



$300
250
200
150
100
50
0
12/2000
12/2001
12/2002
12/2003
12/2004
12/2005
Dean Foods
Self-Determined Peer Group
S&P 500 Stocks

Notes
A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year-end is not a trading day, the preceding trading day is used.
D. The index level for all series was set to $100 on December 29, 2000.

DO WE HAVE A CODE OF ETHICS?

We have adopted a Code of Ethics that applies to all of our directors and employees, a copy of which is posted on our corporate website at *www.deanfoods.com* and filed as Exhibit 14 to our Form 10-K. Any amendments to or waivers of our Code of Ethics also will be posted on our website. If you would like a hard copy of our Code of Ethics, please request one by writing or calling our Investor Relations department at:

Dean Foods Company
Attention: Investor Relations
2515 McKinney Avenue, Suite 1200
Dallas, TX 75201
214.303.3400

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers, directors and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Based solely on our review of these forms or written representations from the executive officers and directors, we believe that all Section 16(a) filing requirements were met during fiscal year 2005, except that Joseph A. Hardin, Jr., outside director of the Company, was late in filing a Form 4 relating to a purchase of 1,000 shares of our common stock on December 6, 2005, which he did not report until December 15, 2005. The purchase was made in his capacity as the trustee of a trust established for his sister and her children, the beneficiaries of the trust. Mr. Hardin disclaims all beneficial interest in the trust except to the extent of his pecuniary interest in the trust, if any.

ANNEX I

DEAN FOODS COMPANY AUDIT COMMITTEE CHARTER

STATUS

The Audit Committee is a committee of the Board of Directors of Dean Foods Company (the "Company").

MEMBERSHIP

The Audit Committee shall consist of no fewer than three members. The members of the Audit Committee shall meet the independence and experience requirements of the New York Stock Exchange, Section 10A(m)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations of the Securities and Exchange Commission (the "Commission"). At least one member of the Audit Committee shall be an "audit committee financial expert" as defined by the Commission. Audit Committee members shall not simultaneously serve on the audit committees of more than two other public companies. Audit Committee members will be appointed, and may be replaced, by the Board of Directors of the Company (the "Board").

PURPOSE

The Audit Committee will assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) the independent auditor's qualifications and independence, (3) the performance of the Company's internal audit function and independent auditors, and (4) the compliance by the Company with legal and regulatory requirements.

The Audit Committee shall prepare the report required by the rules of the Commission to be included in the Company's annual proxy statement.

COMMITTEE AUTHORITY AND RESPONSIBILITIES

The Audit Committee shall have the sole authority to appoint or replace the independent auditor (subject, if applicable, to shareholder ratification). The Audit Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

ANNEX I

The Audit Committee shall preapprove all permitted non-audit services to be performed for the Company by its independent auditor. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Audit Committee at its next scheduled meeting.

The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors, at the expense of the Company.

The Audit Committee shall make regular reports to the Board. The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Audit Committee shall annually review the Audit Committee's own performance.

The Audit Committee, to the extent it deems necessary or appropriate, shall:

Financial Statement and Disclosure Matters

1. Review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in the "Management's Discussion and Analysis" portion of any documents filed with the Commission, and recommend to the Board whether the audited financial statements should be included in the Company's Form 10-K.
2. Review and discuss with management and the independent auditor the Company's quarterly financial statements prior to the filing of each Form 10-Q, including the results of the independent auditor's review of the quarterly financial statements.
3. Discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.
4. Review and discuss quarterly reports from the independent auditors on:
   (a) All critical accounting policies and practices to be used.
   (b) All alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor.
   (c) Other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.
   (d) All discussions between the independent audit team and the firm's national office regarding the audit.
5. Discuss with management the Company's earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP financial measures, as well as financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made).
6. Discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.
7. Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.
8. Discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.
9. Review disclosures made to the Audit Committee, if any, by the Company's CEO and CFO during their certification process for each Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

Oversight of the Company's Relationship with the Independent Auditor

10. Obtain and review a report from the independent auditor at least annually regarding (a) the independent auditor's internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the independent auditor and the Company. Evaluate the qualifications, performance and independence of the independent auditor (including the lead partner), including considering whether the

ANNEX I

auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence, taking into account the opinions of management and internal auditors. The Audit Committee shall present its conclusions with respect to the independent auditor to the Board.

11. Ensure the rotation of the audit partners as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.
12. Recommend to the Board policies for the Company's hiring of employees or former employees of the independent auditor who participated in any capacity in the audit of the Company.

Oversight of the Company's Internal Audit Function

13. Review the appointment and replacement of the senior internal auditing executive.
14. Review the significant reports to management prepared by the internal auditing department and management's responses.
15. Discuss with the independent auditor and management the internal audit department responsibilities, budget and staffing and any recommended changes in the planned scope of the internal audit.

Compliance Oversight Responsibilities

16. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
17. Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company's financial statements or accounting policies.
18. Discuss with the Company's General Counsel legal matters that may have a material impact on the financial statements or the Company's compliance policies.

MEETINGS

The Audit Committee shall meet as often as it determines, but not less frequently than quarterly. The Audit Committee shall meet periodically with management, the internal auditors and the independent auditor in separate executive sessions. The Audit Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

LIMITATION OF AUDIT COMMITTEE'S ROLE

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

DEAN FOODS COMPANY
2515 McKinney Avenue
Suite 1200
Dallas, Texas 75201
Telephone: 214.303.3400
Facsimile: 214.303.3499

www.deanfoods.com